Form 10-K, Exhibit 13
period 1993-12-31
QUAKER CHEMICAL CORP
filed 1994-03-30
CIK 81362

EXHIBIT 13
           PORTIONS OF THE ANNUAL REPORT INCORPORATED BY REFERENCE


FINANCIAL REVIEW
- -------------------------------------------------------

QUAKER CHEMICAL CORPORATION 1993 ANNUAL REPORT

Consolidated Statement
of Operations .....................   14

Consolidated Statement
of Cash Flows ....................... 15

Consolidated Balance Sheet .......... 16

Notes to Consolidated
Financial Statements ................ 18

Report of Independent
Accountants ......................... 26

Supplemental Financial
Information ......................... 27

Management's Discussion and
Analysis of Financial Condition and
Results of Operations ............... 30

Corporate Information ............... 32


13

                               Exhibit 13 Page
                                      1

CONSOLIDATED STATEMENT OF OPERATIONS

                                                Year Ended December 31,
- -------------------------------------------------------------------------------
                                           1993         1992(a)       1991(a)
- -------------------------------------------------------------------------------
Net sales............................ $195,004,000  $212,491,000  $191,051,000
Other income, net (Note 1)...........    1,421,000       904,000     1,237,000
                                      ------------  ------------  ------------
                                       196,425,000   213,395,000   192,288,000
                                      ------------  ------------  ------------

Costs and expenses (Notes 1, 4
   and 6):
   Cost of goods sold................  112,369,000   119,176,000   109,261,000
   Selling, administrative and
      general expenses...............   74,242,000    76,528,000    67,828,000
   Repositioning charges (Note 2)....   11,900,000
                                      ------------  ------------  ------------
                                       198,511,000   195,704,000   177,089,000
                                      ------------  ------------  ------------

Income (loss) from operations........   (2,086,000)   17,691,000    15,199,000

Interest expense.....................   (1,467,000)   (1,541,000)   (1,756,000)
Interest income......................    1,376,000     1,997,000     1,949,000
                                      ------------  ------------  ------------
Income (loss) before taxes...........   (2,177,000)   18,147,000    15,392,000

Taxes on income (Note 5).............      234,000     6,947,000     6,098,000
                                      ------------  ------------  ------------
                                        (2,411,000)   11,200,000     9,294,000

Equity in net income of
   associated companies (Note 1).....    1,001,000     1,328,000     1,898,000
Minority interest in net income of
   subsidiary........................     (348,000)     (430,000)     (402,000)
                                      ------------  ------------  ------------

Income (loss) before cumulative
   effect of change in accounting
   principle.........................   (1,758,000)   12,098,000    10,790,000
Cumulative effect of change in
   accounting for postretirement
   benefits (Note 6).................                               (5,675,000)
                                      ------------- ------------  ------------
   Net income (loss)................. $ (1,758,000) $ 12,098,000  $  5,115,000
                                      ============  ============  ============

Per share data (Note 1):
   Income (loss) per share before
      cumulative effect of change
      in accounting principle........        $(.19)        $1.33         $1.20
   Cumulative effect of change in
      accounting for postretirement
      benefits (Note 6)..............                                     (.63)
   Net income (loss).................         (.19)         1.33           .57
   Dividends.........................      .60-1/2           .57           .53
- -------------------------------------------------------------------------------
(a) Restated for comparative purposes.

14

                               Exhibit 13 Page
                                      2

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                    Year Ended December 31,
- ----------------------------------------------------------------------------------------------------
                                                               1993           1992          1993
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)...................................   $ (1,758,000)  $ 12,098,000    $ 5,115,000
   Adjustments to reconcile net income to net cash
     provided by operating activities
   Depreciation........................................      6,545,000      6,427,000      5,188,000
   Amortization........................................      1,021,000      1,385,000      1,554,000
   Equity in net income of associated companies........     (1,001,000)    (1,328,000)    (1,898,000)
   Minority interest in earnings of subsidiary.........        348,000        430,000        402,000
   Deferred taxes......................................       (491,000)        76,000        494,000
   Cumulative effect of change in accounting principle.                                    5,675,000
   Deferred compensation and other
     postretirement benefits...........................        254,000        427,000        212,000
   Repositioning charges, net..........................      9,700,000
   Other...............................................       (181,000)        98,000        512,000
   Change in current assets and liabilities
     Accounts receivable...............................      1,490,000         82,000        939,000
     Inventories.......................................        444,000      1,352,000      1,369,000
     Prepaid expenses (including taxes) and other
       current assets..................................     (3,331,000)       621,000     (3,129,000)
   Accounts payable and accrued liabilities............      4,018,000      3,047,000     (6,378,000)
   Estimated taxes on income...........................       (261,000)      (983,000)       177,000
                                                          ------------   ------------    -----------
          Net cash provided by operating activities...      16,797,000     23,732,000     10,232,000
                                                          ------------   ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Short-term investments..............................       (854,000)     4,097,000      4,999,000
   Dividends from associated companies.................        785,000        314,000        860,000
   Purchase of property, plant and equipment...........     (8,960,000)    (7,226,000)    (8,420,000)
   Companies acquired excluding cash...................    (11,271,000)    (8,270,000)
   Purchase of patent, production technology and
     other related assets..............................       (854,000)    (4,400,000)    (2,500,000)
   Proceeds from sale of patent, production technology
     and other related assets..........................      6,500,000
   Proceeds from the sale of assets....................        746,000      1,254,000
   Other...............................................       (332,000)      (508,000)        17,000
                                                          ------------   ------------    -----------
          Net cash used in investing activities........    (14,240,000)   (14,739,000)    (5,044,000)
                                                          ------------   ------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Short-term debt incurred............................      2,740,000      1,487,000      2,629,000
   Long-term debt and capital lease incurred...........      1,102,000     15,727,000
   Repayment of short-term debt........................     (2,434,000)   (15,164,000)
   Repayment of long-term debt and capital lease.......     (2,997,000)    (2,104,000)      (234,000)
   Dividends paid......................................     (5,525,000)    (5,096,000)    (4,768,000)
   Treasury stock issued...............................        971,000      2,451,000      1,297,000
   Other...............................................        (17,000)      (126,000)      (151,000)
                                                          ------------   ------------    -----------
          Net cash used in financing activities........     (6,160,000)    (2,825,000)    (1,227,000)
                                                          ------------   ------------    -----------
   Effect of exchange rate changes on cash.............     (1,477,000)    (2,828,000)      (977,000)
                                                          ------------   ------------    -----------
     Net (decrease) increase in cash
       and cash equivalents..............................   (5,080,000)     3,340,000      2,984,000
   Cash and cash equivalents at beginning of year........   24,373,000     21,033,000     18,049,000
                                                          ------------   ------------    -----------
   Cash and cash equivalents at end of year.............. $ 19,293,000   $ 24,373,000    $21,033,000
                                                          ============   ============    ===========
   Supplemental cash flow information
   Cash paid for income taxes and interest was as follows:
     Income taxes........................................ $  5,535,000   $  6,775,000    $ 9,068,000
     Interest............................................    1,448,000      1,207,000      1,988,000

    In conjunction with an acquisition in 1993, the company assumed $1,295,000 in debt of which $646,000 was current.
- ----------------------------------------------------------------------------------------------------

                                                                            15

                               Exhibit 13 Page
                                      3

CONSOLIDATED BALANCE SHEET


                                                                                 Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------
ASSETS                                                                             1993           1992
- -------------------------------------------------------------------------------------------------------------
Current assets
   Cash and cash equivalents (Note 1)........................................  $ 19,293,000   $ 24,373,000
   Short-term investments, at cost which approximates market.................     1,000,000        135,000
   Accounts receivable, less allowances for doubtful accounts of $1,244,000..
     in 1993 and $834,000 in 1992............................................    37,108,000     37,525,000
   Inventories (Notes 1 and 4)
     Work in process and finished goods......................................     9,278,000      9,205,000
     Raw materials and supplies..............................................     8,269,000      8,531,000
   Deferred taxes (Note 5)...................................................     2,857,000        445,000
   Prepaid expenses and other current assets.................................     6,582,000      5,353,000
                                                                               ------------   ------------
     Total current assets....................................................    84,387,000     85,567,000
                                                                               ------------   ------------

Investments in associated companies, at equity (Notes 1 and 3)...............     6,224,000      6,001,000
                                                                               ------------   ------------

Property, plant and equipment, at cost (Notes 1 and 3)
   Land......................................................................     6,440,000      6,042,000
   Buildings and improvements................................................    35,590,000     32,873,000
   Machinery and equipment...................................................    63,066,000     57,306,000
   Construction in progress..................................................     1,980,000      1,477,000
                                                                               ------------   ------------
                                                                                107,076,000     97,698,000

   Less accumulated depreciation.............................................    50,525,000     45,519,000
                                                                               ------------   ------------
                                                                                 56,551,000     52,179,000
                                                                               ------------   ------------

Excess of cost over net assets of acquired companies, net (Note 1)...........    14,472,000      9,529,000
Deferred taxes (Note 5)......................................................     4,788,000      4,358,000
Other noncurrent assets (Note 1).............................................     4,563,000      8,979,000
                                                                               ------------   ------------
                                                                                 23,823,000     22,866,000
                                                                               ------------   ------------
                                                                               $170,985,000   $166,613,000
                                                                               ============   ============
- -------------------------------------------------------------------------------------------------------------


                               Exhibit 13 Page

                                                                          Year Ended December 31,
- ------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                         1993           1992
- ------------------------------------------------------------------------------------------------------
Current liabilities
   Short-term borrowings and current portions of long-term
     debt and capital leases (Note 7)..................................  $  4,953,000   $  2,893,000
   Accounts payable....................................................    18,117,000     13,954,000
   Dividends payable...................................................     1,432,000      1,379,000
   Accrued liabilities
     Compensation......................................................     5,251,000      5,051,000
     Other (Note 2)....................................................    12,476,000      4,130,000
   Estimated taxes on income (Note 5)..................................       413,000        719,000
                                                                         ------------   ------------
     Total current liabilities.........................................    42,642,000     28,126,000
                                                                         ------------   ------------
Long-term debt and capital leases (Note 7).............................    16,095,000     18,604,000
Deferred taxes on income (Note 5)......................................     3,043,000      3,302,000
Deferred foreign investment incentive benefits.........................       942,000      1,105,000
Accrued postretirement benefits (Note 6)...............................     8,968,000      8,898,000
Other noncurrent liabilities (Note 2)..................................     5,898,000      3,216,000
                                                                         ------------   ------------
     Total noncurrent liabilities......................................    34,946,000     35,125,000
                                                                         ------------   ------------
                                                                           77,588,000     63,251,000
                                                                         ------------   ------------

Commitments and contingencies (Notes 1 and 11).........................

Minority interest in equity of subsidiary (Note 1).....................     2,014,000      1,720,000
                                                                         ------------   ------------
Shareholders' equity (Note 8)
   Common stock, $1 par value; authorized 30,000,000 shares;
     issued (including treasury shares) 9,664,009 shares...............     9,664,000      9,664,000
   Capital in excess of par value......................................       529,000        301,000
   Retained earnings...................................................    83,498,000     90,834,000
   Equity adjustment from foreign currency translation.................     3,577,000      7,471,000
                                                                         ------------   ------------
                                                                           97,268,000    108,270,000
   Treasury stock, shares held at cost; 1993-421,842, 1992-475,838.....     5,885,000      6,628,000
                                                                         ------------   ------------
                                                                           91,383,000    101,642,000
                                                                         ------------   ------------
                                                                         $170,985,000   $166,613,000
                                                                         ============   ============
- -------------------------------------------------------------------------------------------------------------


                               Exhibit 13 Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    All majority owned subsidiaries are included in the consolidated financial statements, with appropriate elimination of intercompany balances and transactions. The consolidated balance sheet includes total assets of $79,651,000 in 1993 and $75,402,000 in 1992 and total liabilities of
$19,221,000 in 1993 and $14,377,000 in 1992 of international subsidiaries.
The consolidated statement of operations includes net income of international subsidiaries of $3,729,000 in 1993, $9,391,000 in 1992 and $7,812,000 in 1991.
Investments in associated (less than majority owned) companies are stated at the company's equity in their underlying net assets.

TRANSLATION OF FOREIGN CURRENCY

    Assets and liabilities of international subsidiaries and associated companies, except for Mexico and Venezuela prior to 1992, are translated into U.S. dollars at the respective rates of exchange prevailing at the end of the year. Income accounts are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process, except for Mexico and Venezuela prior to 1992, are recorded directly in shareholders' equity and will be included in income only upon sale or liquidation of the underlying investment.

CASH AND CASH EQUIVALENTS

    The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

    Inventories of the parent company are valued at the lower of cost or market value, with cost determined using the last-in, first-out (LIFO) method. Inventories of subsidiaries are valued primarily at first-in, first-out cost, but not in excess of market value.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost, and capital leases are recorded at the present value of future minimum lease payments. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; machinery and equipment, 3 to 15 years; and capital leases, remaining life of the lease. At December 31, 1993 and 1992, respectively, $1,301,000 and $727,000 of leased equipment and accumulated depreciation thereon in the amount $520,000 in 1993 and $214,000 in 1992 are included in the property, plant and equipment accounts.

    Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are charged to income.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED COMPANIES AND OTHER NONCURRENT
ASSETS

    Excess of cost over net assets of acquired companies and other noncurrent assets consist primarily of intangibles arising from acquisitions. They are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). At December 31, 1993 and 1992, accumulated amortization of the excess of cost over net assets of acquired companies amounted to $1,621,000 and $1,215,000, respectively.

PENSION AND POSTRETIREMENT BENEFIT PLANS

    The company's policy is to fund pension costs allowable for income tax purposes. See Note 6 for the cost of pension and postretirement benefits other than pensions.

REVENUE RECOGNITION

    Sales are recorded primarily when products are shipped to customers. Other income, principally license fees offset by miscellaneous expenses, is recorded when earned. License fees recorded by the company from its nonconsolidated international associates amounted to $1,178,000, $1,135,000 and $1,313,000 in 1993, 1992 and 1991, respectively. Fees received from independent licensees are immaterial.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1993, 1992 and 1991 were $11,037,000, $11,134,000, and $10,000,000, respectively.

EARNINGS PER SHARE

    Earnings per share calculations are based on the weighted average number of shares outstanding during the year.

CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the company to a concentration of credit risk, principally consist of cash equivalents and of short-term investments and trade receivables. The company invests temporary and excess cash in money market securities and instruments in U.S. and foreign commercial banks having maturities typically within 90 days. The company has not experienced losses from the aforementioned investments.

    The company sells its principal products to most of the major steel, automotive and related companies around the world. The company maintains allowances for potential credit losses. Historically, the company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S.

                               Exhibit 13 Page

NOTE 2--REPOSITIONING CHARGES

    During 1993, the company implemented a broad scope program of changes focused on reducing the company's operating costs to compete more effectively in today's environment. This program includes consolidation and closure of certain of the company's facilities, selected workforce reductions, and planned divestitures of nonstrategic business operations. The consolidated statement of operations for 1993 includes charges before income taxes of $11,900,000 ($7,854,000 after tax, or $.85 per share) relating to this program. Of the total, $5,200,000 relates to the cost of the workforce reductions. The remaining $6,700,000 is to provide for the closure of a manufacturing facility in Pomona, California, consolidation of European manufacturing operations, and the divestiture of nonstrategic business operations. As of December 31, 1993, $7,600,000 and $2,100,000 remained in accrued liabilities and other noncurrent liabilities, respectively. Of the $7,600,000, approximately $3,700,000 represents anticipated cash outlays in 1994.

NOTE 3--ASSOCIATED COMPANIES

    Summarized financial information of the associated companies (less than majority owned), in the aggregate, for 1993, 1992 and 1991 is as follows:

                                           (Dollars in thousands)
                                 ----------------------------------------
                                           1993    1992(a) 1991(a)
                                 ----------------------------------------
Current assets................           $22,515   $21,841    $30,173
Noncurrent assets.............             2,643     2,238      5,897
Current liabilities...........            12,888    11,432     13,115
Noncurrent liabilities........               950       768      1,948

Net sales.....................           $52,028   $44,244    $61,471
Operating income (b)..........             5,654     5,689      7,866
Income before taxes...........             4,287     5,183      6,966
Net income....................             2,165     2,676      3,999

(a) Restated for comparative purposes.
(b) Net sales, less costs and expenses.

    Operations of Alpine Labs are included since its formation on November 1, 1990 to February 12, 1992 when it became a wholly-owned subsidiary. Quaker Chemical, S.A. is excluded from the summary after January 1, 1992 when it became a wholly-owned subsidiary (see Note 10).

NOTE 4--INVENTORIES

    Inventories valued under the LIFO method amounted to $4,879,000 and $4,858,000 at December 31, 1993 and 1992, respectively. The estimated replacement costs for these inventories using the first-in, first-out method were approximately $6,115,000 and $6,080,000, respectively.

                               Exhibit 13 Page

NOTE 5--TAXES ON INCOME

    Taxes on income included in the consolidated statement of operations consist of the following:

- --------------------------------------------------------------------------------------------------------
                                           Federal           Foreign           State           Total
- --------------------------------------------------------------------------------------------------------
1993
CURRENTLY PAYABLE (RECOVERABLE).......  $  (598,000)       $4,123,000        $144,000       $3,669,000
TAX EFFECT OF TEMPORARY DIFFERENCES
   CURRENT............................   (2,310,000)         (634,000)                      (2,944,000)
   NONCURRENT.........................     (478,000)          (13,000)                        (491,000)
                                        -----------        ----------        --------       ----------
                                        $(3,386,000)       $3,476,000        $144,000       $  234,000
                                        ===========        ==========        ========       ==========

1992
Currently payable.....................  $   451,000        $6,213,000        $208,000       $6,872,000
Tax effect of temporary differences
   Current............................       (1,000)                                            (1,000)
   Noncurrent.........................      453,000          (377,000)                          76,000
                                        -----------        ----------        --------       ----------
                                        $   903,000        $5,836,000        $208,000       $6,947,000
                                        ===========        ==========        ========       ==========

1991
Currently payable ....................  $    59,000        $5,257,000        $238,000       $5,554,000
Tax effect of temporary differences
   Current............................      416,000                           (31,000)         385,000
   Noncurrent.........................      180,000           (59,000)         38,000          159,000
                                        -----------        ----------        --------       ----------
                                        $   655,000        $5,198,000        $245,000       $6,098,000
                                        ===========        ==========        ========       ==========


    Total deferred tax assets and liabilities are comprised of the following at December 31:


                                         ---------------------------------------------------------------
                                                      1993                             1992
                                         ---------------------------------------------------------------
                                             CURRENT        DEFERRED         Current          Deferred
                                         ---------------------------------------------------------------

Retirement benefits..................   $  212,000                           $326,000
Postretirement benefits..............                      $3,049,000                       $3,025,000
Supplemental retirement benefits.....                         530,000                          483,000
Repositioning charges................    2,252,000            726,000
Long-term performance incentives.....                                                          189,000
Other................................      393,000            483,000         119,000          661,000
                                        -----------        ----------        --------       ----------
Total deferred tax assets............   $2,857,000         $4,788,000        $445,000       $4,358,000
                                        ===========        ==========        ========       ==========

Depreciation.........................                      $2,844,000                       $2,839,000
Other................................                         199,000                          463,000
                                                           ----------                       ----------
Total deferred tax liabilities.......                      $3,043,000                       $3,302,000
                                                           ==========                       ==========


    The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the company:

                                                       -------------------------------------------------
                                                               1993           1992            1991
                                                       -------------------------------------------------
Income tax provision (benefit) at the
   Federal statutory tax rate.......................        $(740,000)     $6,170,000       $5,233,000
State income tax provisions, net....................           98,000         137,000          162,000
Foreign taxes on earnings at rates different than
   the Federal statutory rate.......................          723,000         368,000          469,000
Miscellaneous items, net............................          153,000         272,000          234,000
                                                            ---------      ----------       ----------
Taxes on income.....................................        $ 234,000      $6,947,000       $6,098,000
                                                            =========      ==========       ==========

20


                               Exhibit 13 Page

    United States income taxes have not been provided on the undistributed earnings of international subsidiaries since it is the company's intention to continue to reinvest these earnings abroad for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1993 was approximately $47,000,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits. Effective January 1, 1991, the company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." The cumulative effect of adoption of SFAS 109 was not material.

NOTE 6--EMPLOYEE BENEFITS

PENSION PLANS

    The company maintains various noncontributory retirement plans covering substantially all of the employees of the parent company and its domestic subsidiaries. The benefits for these plans are based primarily on years of service and employees' pay near retirement.

    The plans of international subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of the Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions."

    The pension costs for all plans include the following components:

                                                     -----------------------------------------------
                                                          1993            1992             1991
                                                     -----------------------------------------------

Service cost--benefits earned during the period....  $   809,000      $   834,000      $   791,000
Interest cost on projected benefit obligation......    2,335,000        2,251,000        2,158,000
Return on plan assets
   --actual........................................   (2,820,000)      (3,690,000)      (4,551,000)
   --deferred gain.................................       98,000        1,254,000        2,426,000
Other amortization--net............................     (110,000)        (103,000)        (111,000)
                                                     -----------      -----------      -----------

Net pension costs of plans subject to SFAS 87......      312,000          546,000          713,000
Pension costs of plans not subject to SFAS 87......      904,000          872,000          828,000
                                                     -----------      -----------      -----------
Total pension costs................................  $ 1,216,000      $ 1,418,000      $ 1,541,000
                                                     ===========      ===========      ===========


    The following table summarizes the funded status of the company's defined benefit pension plans and the related amounts recognized in the company's consolidated balance sheets as of December 31:


                                                                   ---------------------------------
                                                                        1993               1992
                                                                   ---------------------------------
Actuarial present value of:
   Vested benefit obligation.....................................    $29,542,000        $26,705,000
                                                                     ===========        ===========

   Accumulated benefit obligation................................    $29,729,000        $26,831,000
                                                                     ===========        ===========

Projected benefit obligation.....................................    $32,543,000        $30,025,000
Plan assets at market value......................................     30,677,000         29,143,000
                                                                     -----------        -----------

Plan assets less than projected benefit obligation...............     (1,866,000)          (882,000)
Unrecognized cumulative net (gain) loss..........................        222,000           (933,000)
Unrecognized prior service cost related to adjustment of
   retirees' benefits and benefit update.........................      1,963,000          2,105,000
Unrecognized net gain at date of initial application of SFAS 87..     (2,425,000)        (2,669,000)
                                                                     -----------        -----------

Accrued pension costs............................................    $(2,106,000)       $(2,379,000)
                                                                     ===========        ===========


    The significant assumptions for the plans were as follows:

                                                             ---------------------------------------
                                                                  1993         1992          1991
                                                             ---------------------------------------
Discount rate for projected benefit obligation...........         7.5%         8.0%          8.25%
Assumed long-term rates of compensation increases........         5.5%         6.0%           6.5%
Long-term rate of return on plan assets..................         9.5%         9.5%           9.5%


                               Exhibit 13 Page

PROFIT SHARING PLAN

    The parent company also maintains a qualified profit sharing plan covering all employees other than those who are compensated on a commission basis. No contributions were made in 1993. Contributions for 1992 and 1991 were $310,000 and $520,000, respectively.

OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
    Effective January 1, 1991, the company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. postretirement benefit plans. The plans provide medical and life insurance benefits for certain retired employees of the parent company. These benefits vary based on age, years of service and retirement date. Coverage of health benefits under the plan may require the retiree to make payments where the insured equivalent costs exceed the company's fixed contribution. The cost of the life insurance benefit plan, which provides a flat $2,000 per retiree, is noncontributory. Both the medical and life insurance plans are currently unfunded.

    The components of periodic postretirement benefit costs for 1993, 1992 and 1991 are as follows:
                                               --------------------------------
                                                  1993       1992       1991
                                               --------------------------------
Service cost--benefits attributed to
   service during the period...............    $ 79,000    $ 96,000   $ 92,000
Interest cost on accumulated benefit
   obligation..............................     650,000     664,000    683,000
                                               --------    --------   --------
Postretirement benefit cost................    $729,000    $760,000   $775,000
                                               ========    ========   ========

    The funded status of the plan at December 31, 1993 and 1992 is as follows:

                                                       ------------------------
                                                           1993        1992
                                                       ------------------------
Retirees............................................    $7,218,000  $6,824,000
Fully eligible active participants..................        88,000     100,000
Other participants..................................     1,712,000   1,952,000
                                                        ----------  ----------
Total accumulated postretirement benefit obligation.     9,018,000   8,876,000
Unrecognized actuarial gain (loss)..................       (50,000)     22,000
                                                        ----------  ----------
Net unfunded post-retirement benefit
   liability........................................    $8,968,000  $8,898,000
                                                        ==========  ==========

    The discount rate used in determining the accumulated postretirement benefit obligation is 7.5%.

    In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8.9% in 1993--gradually decreasing to 5.5% over 13 years. A 1% increase in the health care cost trend rate would increase aggregate service cost for 1993 by $46,000 and the accumulated postretirement benefit obligation as of December 31, 1993 by $656,000.

    The parent company maintains a plan under which the company will provide, in certain cases, supplemental retirement benefits to officers of the parent company. Benefits payable under the plan are based on a combination of years of service and existing post-retirement benefits. Included in total pension costs are charges of $270,000 in 1993, $330,000 in 1992 and $252,000 in 1991,
representing the annual accrued benefits under this plan.

    Effective January 1, 1993, the company adopted the provisions of Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employer's Accounting for Postemployment Benefits." The cumulative effect of adoption of SFAS 112 was not material.

NOTE 7--DEBT AND LEASE OBLIGATIONS

    Long-term debt at December 31, consisted of the following:

                                                    ---------------------------
                                                         1993         1992
                                                    ---------------------------

Industrial development authority monthly
   floating rate (2.6% at December 31, 1993)
   demand bonds maturing 2014....................    $ 5,000,000   $ 5,000,000

6.64% note payable due July 8, 1997..............     13,333,000    15,000,000

Capital lease obligations........................        789,000       526,000

Other notes payable due 1994 to 1998, interest
   ranges from 3.7% to 10.8%                             758,000
                                                     -----------   -----------
                                                      19,880,000    20,526,000

Less current portion.............................      3,785,000     1,922,000
                                                     -----------   -----------
                                                     $16,095,000   $18,604,000
                                                     ===========   ===========

    In 1992, the company entered into an intermediate-term private placement of $15,000,000 of 6.64% notes payable requiring semiannual principal payments of $1,667,000 beginning July 8, 1993 and continuing through 1997. The long-term financing agreements require, among other things, the maintenance of working capital and net worth ratios. The company is in compliance with these requirements.

    During the next five years, payments on long-term debt are due as follows:
$3,785,000 in 1994; $3,748,000 in 1995; $3,514,000 in 1996; $3,392,000 in
1997; and $441,000 in 1998.

    At December 31, 1993, a non-U.S. subsidiary of the company had an outstanding note payable to a bank in the amount of $1,168,000 maturing in March 1994. The interest rate on the note was 10.1%. The parent company also has available a $10,000,000 unsecured line of credit. Any borrowings under this line of credit will be at the bank's best rate of interest in effect at the time. There were no borrowings against the line of credit during 1993 and 1992.

    At December 31, 1993 and 1992, the value at which the financial instruments are recorded approximated their fair market value.

                               Exhibit 13 Page

NOTE 8--SHAREHOLDERS' EQUITY

    An analysis of the changes in consolidated shareholders' equity is as follows:

                                                                 (Dollars in thousands)
- ----------------------------------------------------------------------------------------------------------------
                                                                             Equity
                                                                           adjustment
                                                                              from
                                                   Capital in               foreign
                                           Common   excess of   Retained    currency     Treasury
                                           Stock    par value   earnings   translation    stock        Total
- ----------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31, 1990.................    $9,655   $   0       $83,674     $15,859     $(10,075)     $ 99,113
   Net income--1991....................                           5,115                                  5,115
   Dividends--$.53 per share...........                          (4,768)                                (4,768)
   Shares issued upon exercise
      of options.......................         3    (215)          (77)                     852           563
   Shares issued for employee stock
      purchase plan....................               221                                    442           663
   Translation adjustment..............                                      (1,791)                    (1,791)
   Other...............................         6      (6)                                     3             3
                                           ------   -----       -------     -------     --------      --------

BALANCE, DEC. 31, 1991.................     9,664       0        83,944      14,068       (8,778)       98,898
   Net income--1992....................                          12,098                                 12,098
   Dividends--$.57 per share...........                          (5,208)                                (5,208)
   Shares issued upon exercise
      of options.......................              (389)                                 1,185           796
   Shares issued for employee stock
      purchase plan....................               302                                    471           773
   Shares issued for pension plan......               348                                    416           764
   Translation adjustment..............                                      (6,597)                    (6,597)
   Other...............................                40                                     78           118
                                           ------   -----       -------     -------     --------      --------

BALANCE, DEC. 31, 1992.................     9,664     301        90,834       7,471       (6,628)      101,642
   Net loss--1993......................                          (1,758)                                (1,758)
   Dividends--$.60-1/2 per share.......                          (5,578)                                (5,578)
   Shares issued upon exercise
      of options.......................               (27)                                   109            82
   Shares issued for employee
      stock purchase plan..............               196                                    528           724
   Translation adjustment..............                                      (3,894)                    (3,894)
   Other...............................                59                                    106           165
                                           ------   -----       -------     -------     --------      --------

BALANCE, DEC. 31, 1993.................    $9,664   $ 529       $83,498     $ 3,577     $ (5,885)     $ 91,383
                                           ======   =====       =======     =======     ========      ========

    The treasury stock is held for use by the various company plans which require the issuance of the company's common stock.

    The company is authorized to issue 10,000,000 shares of preferred stock, $1.00 par value, subject to approval by the Board of Directors. The Board of Directors may designate one or more series of preferred stock and the number of shares, rights, preferences and limitations of each series. None of the preferred stock has been issued.

    Under provisions of a stock purchase plan, which permits employees to purchase shares of stock at 85% of the market value, 38,399 shares and 35,277 shares were issued from the treasury in 1993 and 1992, respectively. In 1991, 33,568 shares were issued from the treasury, and 2,413 shares were purchased in the open market. The number of shares that may be purchased by an employee in any one year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1993,

                               Exhibit 13 Page

246,925 shares may be issued under the plan.

    The company has a long-term performance incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Options are exercisable one year after the date of the grant for a period of time determined by the company not to exceed ten years from the date of the grant.

    The table below summarizes transactions in the plan during 1993, 1992 and 1991.


- ------------------------------------------------------------------------------------------------------------------
                                               1993                    1992                      1991
- ------------------------------------------------------------------------------------------------------------------
                                      NUMBER OF   OPTION PRICE  Number of  Option price  Number of  Option price
                                       SHARES       PER SHARE    shares      per share    shares      per share
- ------------------------------------------------------------------------------------------------------------------
Options outstanding at January 1,...   445,776   $11.00-$19.75   571,535  $11.00-$19.53   465,601   $11.00-$15.91
Options granted.....................   206,444   $21.00-$24.20     2,598  $17.75-$19.75   220,000   $17.75-$19.53
Options exercised...................   (13,686)  $12.50-$19.75  (128,357) $11.00-$17.75  (114,066)  $11.00-$14.50
                                       -------                   -------                  -------

Options outstanding at December 31,.   638,534   $11.00-$24.20   445,776  $11.00-$19.75   571,535   $11.00-$19.53
                                       =======   =============   =======                  =======

Options exercisable at December 31,.   432,090   $11.00-$19.75   445,228  $11.00-$19.75   351,535   $11.00-$15.91
                                       =======                   =======                  =======

    Options were exercised for cash and the surrender of 5,739, 41,770 and 46,402 previously outstanding shares in 1993, 1992 and 1991, respectively, resulting in the net issuance of 7,947 shares in 1993, 86,587 shares in 1992 and 67,664 shares in 1991. Options to purchase 793,556 shares were available at December 31, 1993 for future grant.

    The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was nil in 1993 and 1991 and a credit of $292,000 in 1992.

    On February 7, 1990, the company declared a dividend distribution to shareholders of record on February 20, 1990 which, after giving effect for the three-for-two stock split effective July 30, 1990, was in the form of two stock purchase rights (the "Rights") for each three shares of common stock outstanding. The Rights become exercisable if a person or group acquires or announces a tender offer which would result in such person's acquisition of 20% or more of the company's common stock. The Rights also become exercisable if the Board of Directors declares a person to be an "adverse person" and that person has obtained not less than 10% of the outstanding shares of the company's common stock.

    Each Right, when exercisable, entitles the registered holder to purchase one one-hundredth of a share of a newly authorized Series A preferred stock at an exercise price of $72 subject to certain anti-dilution adjustments. In addition, if a person or group acquires 20% or more of the outstanding shares of the company's common stock, without first obtaining Board of Directors' approval, as required by the terms of the Rights Agreement, or a person is declared an adverse person, each Right will then entitle its holder (other than such persons or members of any such group) to purchase, at the Right's then current exercise price, a number of shares of the company's common stock having a total market value of twice the Right's exercise price.

    In the event that the company merges with or transfers 50% or more of its assets or earnings to any entity after the Rights become exercisable, holders of Rights may purchase, at the Right's then current exercise price, common stock of the acquiring entity having a value equal to twice the Right's exercise price. In addition, at any time after a person acquires 20% of the outstanding shares of common stock and prior to the acquisition by such person of 50% or more of the outstanding shares of common stock, the company may exchange the Rights (other than the Rights which have become null and void), in whole or in part, at an exchange ratio of one share of common stock or equivalent share of preferred stock, per Right.

    The Board of Directors can redeem the Rights for $.01 per Right at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the company's common stock or a person being declared an adverse person. Until a Right is exercised, the holder thereof will have no rights as a shareholder of the company, including without limitation, the right to vote or to receive dividends. Unless earlier redeemed or exchanged, the Rights will expire on February 20, 2000.

                               Exhibit 13 Page

NOTE 9--BUSINESS SEGMENTS

    The company operates primarily in one business segment -- the manufacture and sale of industrial chemical specialty products. The company has both United States and international operations which are summarized for 1993, 1992 and 1991 as follows:

                                                                    (Dollars in thousands)
- ----------------------------------------------------------------------------------------------------------------
                                                        European                      Consolidated
                                               United   Economic                 ---------------------------
                                               States   Community    Other       1993        1992       1991
- ----------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
      1993................................    $110,067   $74,090    $10,847    $195,004
                                              --------   -------    -------    ========
      1992................................     118,831    83,276     10,384                $212,491
                                              --------   -------    -------                ========
      1991................................     114,988    65,888     10,175                           $191,051
                                              --------   -------    -------                           ========

Operating profit:
      1993................................       5,164    10,745        652    $ 16,561
                                              --------   -------    -------
      1992................................       7,196    16,025      1,368                $ 24,589
                                              --------   -------    -------
      1991................................       6,754    13,262      1,419                           $ 21,435
                                              --------   -------    -------

Repositioning charges.....................                                      (11,900)

Nonoperating expenses.....................                                       (6,838)     (6,442)    (6,043)

Minority interests and equity in net
   income of associated companies.........                                          653         898      1,496
                                                                               --------    --------   --------
Income (loss) before taxes and cumulative
   effect of change in accounting
   principle..............................                                       (1,524)     19,045     16,888
Taxes on income...........................                                          234       6,947      6,098
Cumulative effect of change in
   accounting principle...................                                                              (5,675)
                                                                               --------    --------   --------
      Net income (loss)...................                                     $ (1,758)   $ 12,098   $  5,115
                                                                               ========    ========   ========

Identifiable assets:
      1993................................      70,889    55,427      6,988    $133,304
                                              --------   -------    -------
      1992................................      82,727    56,372      4,994                $144,093
                                              --------   -------    -------
      1991................................      75,793    49,547      5,041                           $130,381
                                              --------   -------    -------

Investments in associated companies.......                                        6,224       6,001      9,835
Nonoperating assets.......................                                       31,457      16,519     18,905
                                                                               --------    --------   --------
      Total assets........................                                     $170,985    $166,613   $159,121
                                                                               ========    ========   ========

    Transfers between geographic areas are not material. Operating profit is comprised of revenue less related costs and expenses, excluding dividends and license fees paid to the parent company. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operations, interest expense, interest income and license fees from nonconsolidated associates. Nonoperating assets, consisting primarily of cash equivalents and short-term investments, have not been included with identifiable assets. No single customer accounted for 10% of net sales in 1993, 1992, and 1991. A substantial portion of consolidated sales on a global basis are made to the steel production market (see Classification of Products by Markets Served on page 27 of this report), and as a result, accounts receivable generally reflect a similar distribution of receivables from customers in these markets.

                               Exhibit 13 Page

NOTE 10--BUSINESS ACQUISITIONS AND DIVESTITURES

    In 1994, the company entered into an agreement for the creation of a joint venture which is expected to enhance the Total Fluid Management (TFM) service capabilities of the company. An initial cash investment of approximately $3,000,000 has been made with additional investments expected based on the growth of the venture.

    Effective May 14, 1993, the company acquired for $10,693,000 in cash 100% of the common stock of Raffineries de l'Ile de France (RIF), a metalworking chemical specialty business in France. The results of the operations of RIF are included in the consolidated financial statements from that date. The effect on the consolidated statements has not been material.

    As part of a plan to exit from the petroleum production chemicals market, effective February 12, 1992, the company acquired for approximately $4,450,000 in cash the remaining 57.5% interest in Alpine Labs, making it wholly owned by the company. The results of operations, which have not been material, are included in the consolidated financial statements from that date. Pursuant to the plan noted above, effective July 27, 1993, the company completed the sale of its petroleum production chemical operations' assets, the principal component of which was the SULFA-SCRUB(R) patents and technology, to the Petrolite Corporation for $6,500,000 in cash, $2,000,000 due within three years and future royalty payments. In addition, the agreement of sale provides that the Petrolite Corporation grant back to the company a license to sell products incorporating the technology in certain markets not serviced by the Petrolite Corporation. The effect of the sale on the consolidated statements was not material.

    Effective January 1, 1992, the company acquired for $8,600,000 in cash 50% of the common stock of Quaker Chemical, S.A. in Spain making it a wholly-owned subsidiary. The results of operations of Quaker Chemical, S.A. are included in the consolidated financial statements from that date. The effect on the consolidated statements has not been material.

NOTE 11--COMMITMENTS AND CONTINGENCIES

    A wholly-owned subsidiary of the company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. The company has reached a settlement with a group of these claimants and has petitioned the courts for a declaratory judgement against one of its insurance carriers for certain coverage which is in dispute. The company believes that the potential uninsured liability associated with this action is approximately $1,200,000.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF QUAKER CHEMICAL CORPORATION

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Quaker Chemical Corporation (the "Company") and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Notes 5 and 6, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1991.

                                      PRICE WATERHOUSE



Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
February 18, 1994

                               Exhibit 13 Page

SUPPLEMENTAL FINANCIAL INFORMATION, YEAR ENDED DECEMBER 31

CLASSIFICATION OF PRODUCTS BY MARKETS SERVED (UNAUDITED)

    Consolidated net sales comprise chemical specialty and other products classified by markets served as follows:

                                                      (Dollars in thousands)
- -------------------------------------------------------------------------------------------------------------
                             1993             1992              1991             1990             1989
- -------------------------------------------------------------------------------------------------------------
Steel production......  $ 89,255   46%   $ 94,483    44%    $ 78,357   41%    $ 88,447   44%   $ 78,230   43%
Metalworking..........    57,826   30      58,719    28       51,106   27       49,916   25      40,298   22
Paper production......    12,169    6      15,042     7       16,760    9       22,016   11      21,546   12
Other.................    35,754   18      44,247    21       44,828   23       41,095   20      41,586   23
                        --------  ----    --------  ----    --------- ----    --------  ----   --------  ----
                        $195,004  100%    $212,491  100%    $191,051  100%    $201,474  100%   $181,660  100%
                        ========  ====    ========  ====    ========= ====    ========  ====   ========  ====

    Information on Quaker's markets appear on the inside front cover of this report.

QUARTERLY RESULTS (UNAUDITED)

                               (Dollars in thousands, except per share figures)
- -------------------------------------------------------------------------------
                                       First    Second     Third     Fourth
- -------------------------------------------------------------------------------

1993
NET SALES..........................   $48,361   $51,343   $48,441  $46,859  (5)
OPERATING INCOME (LOSS) (1 AND 6)..     3,214    (1,268)      739   (6,192) (5)
NET INCOME (LOSS)..................     2,724      (449)      730   (4,763)
NET INCOME (LOSS) PER SHARE (3)....      $.30     $(.05)     $.08    $(.52)

1992
Net sales..........................   $54,850   $55,853   $54,057  $47,731  (5)
Operating income (1 and 2).........     5,279     4,769     4,592    2,147  (5)
Net income.........................     3,710     3,322     3,204    1,862
Net income per share (3)...........      $.41      $.37      $.35     $.20

1991 (4)
Net sales..........................   $46,977   $49,459   $48,759  $45,856
Operating income (1 and 2).........     3,872     4,532     3,694    1,864
Income before cumulative effect of.
   change in accounting principle..     3,256     3,162     2,705    1,667
Cumulative effect of change in
  accounting for postretirement
  benefits.........................    (5,675)      --        --       --
Net income (loss)..................    (2,419)    3,162     2,705    1,667
Income per share before cumulative
   effect of change in accounting
   principle.......................     $ .36      $.35      $.30     $.19
Cumulative per share effect of
   change in accounting for
   postretirement benefits.........      (.63)      --        --       --
Net income (loss) per share (3)....     $(.27)     $.35      $.30     $.19

(1) Net sales, less costs and expenses.
(2) Restated for comparative purposes.
(3) Based on weighted average number of shares outstanding.
(4) Restated first, second and third quarters to reflect adoption of SFAS 106 effective January 1, 1991 (see Note 6 to the Consolidated Financial Statements).
(5) See Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 30 and 31 of this report.
(6) The second and fourth quarters include repositioning charges of $3,500 and $8,400, respectively.

                               Exhibit 13 Page

STOCK MARKET AND RELATED SECURITY HOLDER MATTERS

    During the past two years, the common stock of the company has been traded in the Nasdaq National Market at the price ranges indicated below, and the following quarterly dividends per share have been declared as indicated:

- -------------------------------------------------------------------------------
                                Range of NASDAQ System
                                     Quotations                    Dividends
                              1993               1992              Declared
                         HIGH      LOW       High      Low       1993     1992
- -------------------------------------------------------------------------------
First quarter......... $24-5/8   $20-3/4   $22-1/4   $18-3/4   $.15       $.14
Second quarter........  23        17-3/4    26        21        .15        .14
Third quarter.........  20        16-1/2    24-3/4    19-1/2    .15        .14
Fourth quarter........  18-1/2    14-1/4    23-1/2    19-3/4    .15-1/2    .15

    As of January 15, 1994, there were 1,044 shareholders of record of the company's common stock, $1 par value, its only outstanding class of equity securities.

- -------------------------------------------------------------------------------
COPIES OF THE COMPANY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1993 AS
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED WITHOUT
CHARGE ON REQUEST TO QUAKER CHEMICAL CORPORATION, ATTENTION KARL H. SPAETH,
VICE PRESIDENT AND CORPORATE SECRETARY, CONSHOHOCKEN, PA 19428.
- -------------------------------------------------------------------------------

                               Exhibit 13 Page

SELECTED FINANCIAL INFORMATION


(Numbers in thousands, except per share figures and number of employees)
- --------------------------------------------------------------------------------------------------------
                                   1993(1)      1992        1991        1990        1989        1984
- --------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales........................ $195,004    $212,491    $191,051    $201,474    $181,660    $115,813
Income (loss) before taxes
  and cumulative effect of
  change in accounting
  principle......................   (1,524)     19,045      16,888      22,580      19,647      12,355
Cumulative effect of change
  in accounting for
  postretirement benefits........                           (5,675)
Net income (loss)................   (1,758)     12,098       5,115      14,106      12,840       7,289
Per share (2)
  Income (loss) before cumulative
    effect of change in
    accounting principle.........     (.19)       1.33        1.20        1.51        1.35         .70
  Cumulative effect of change in
    accounting for postretirement
    benefits.....................                             (.63)
  Net income (loss)..............     (.19)       1.33         .57        1.51        1.35         .70
  Dividends......................  .60-1/2         .57         .53         .47         .41         .23

FINANCIAL POSITION
Current assets...................   84,387      85,567      82,725      84,833      75,427      45,588
Current liabilities..............   42,642      28,126      36,592      40,342      27,848      14,352
Working capital..................   41,745      57,441      46,133      44,491      47,579      31,236
Property, plant and equipment,
  net............................   56,551      52,179      48,661      46,315      36,539      18,567
Total assets.....................  170,985     166,613     159,121     152,408     131,430      78,616
Long-term debt and capital
   leases........................   16,095      18,604       5,219       5,453       5,665       9,565
Shareholders' equity.............   91,383     101,642      98,898      99,113      90,440      49,104

OTHER DATA
Current ratio....................    2.0/1       3.0/1       2.3/1       2.1/1       2.7/1       3.2/1
Capital expenditures (3).........    8,960       7,226       8,420      12,663       7,553       3,547
Net income (loss) as a % of
  net sales (6)..................   (0.9)%        5.7%        5.6%        7.0%        7.1%        6.3%
Return on average shareholders'
  equity (6).....................   (1.8)%       12.1%       10.9%       14.9%       14.8%       15.2%
Shareholders' equity per share
  at end of year (4).............     9.89       11.06       10.95       11.11        9.55        4.73
Common stock price range (5):
    High.........................   24-5/8      26          22-1/4      19-1/4      15-5/8       9-1/2
    Low..........................   14-1/4      18-3/4      15          12          12-1/2       6-3/4
Number of shares outstanding at
  end of year (4)................    9,242       9,188       9,028       8,921       9,473      10,386
Number of employees at end of
  year...........................    1,006         972       1,027       1,080         983         904


(1) The results of operations for 1993 include net repositioning charges of $7,854 ($0.85 per share). Excluding these charges, net income for 1993 was $6,096 ($0.66 per share).
(2) Based on the weighted average shares outstanding, giving retroactive effect to a three-for-two split in 1990 and a two-for-one split in 1985.
(3) Capital expenditures prior to 1986 are stated net of dispositions.
(4) Based on the shares outstanding at year end, giving retroactive effect to a three-for-two split in 1990 and a two-for-one split in 1985.
(5) Restated to give retroactive effect to a three-for-two split in 1990 and a two-for-one split in 1985.
(6) Calculated for 1991 using $10,790 which is the net income before the cumulative effect of change in accounting principle.

                                                                      29


                               Exhibit 13 Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    In spite of lower operating results experienced in 1993, the company remains strong in its ability to generate adequate cash to meet the needs of current operations and to fund programs for future growth and expansion.
Major sources and uses of cash during 1993 included: a cash receipt of $6.5 million related to the sale of certain of the company's petroleum production chemical operations assets, the principal component of which was the SULFA-SCRUB(R) patents and technology, effectively completing the company's planned exit from the petroleum production chemicals market; the purchase of Raffineries de l'Ile de France (RIF), a metalworking chemical specialty business in France, for $10.7 million; and $9.0 million in expenditures for additions to property, plant and equipment. These items, along with lower regular operating activities, were the principal reasons for the decrease of $6.3 million in the company's net cash position (cash and cash equivalents plus short-term investments less short-term borrowings and current portion of long-term debt and capital leases) to $15.3 million. Also, the current ratio declined to 2.0/1 in 1993 from 3.0/1 in 1992 primarily as a result of the aforementioned net uses of cash and an increase in current liabilities of approximately $7.6 million related to the company's 1993 repositioning charges (see Note 2 on page 19). Cash outlays associated with the repositioning charges, which will be funded internally, are anticipated to be approximately $3.7 million in 1994 and $2.1 million in the years thereafter.

    Expenditures for property, plant and equipment in 1993 included the purchase of new computer equipment and related software systems in the United States, construction of a new office/laboratory in Australia, expenditures for environmental and regulatory compliance in the amount of $1.0 million, and upgrades of manufacturing capabilities at various locations. Capital expenditures for 1994 are expected to be in the range of $9-$11 million and include continued investment in major software systems in the United States, various upgrades to manufacturing capabilities in the United States and Europe, and expenditures, estimated at approximately $1.6 million, for environmental and regulatory compliance. The company believes that funds generated internally should be sufficient to finance the capital expenditure program.

    The parent company has available $10 million in a line of credit and, based on its debt-equity ratio and current levels of operating performance, believes that additional bank borrowings could be negotiated at competitive rates, if required. The company is capable of supporting the anticipated growth in operations during 1994, continued growth in dividends to shareholders, stock repurchases and possible acquisition opportunities closely aligned with key business strategies through internally generated funds supplemented with debt as needed. In this regard, during 1994 the company entered into an agreement for the creation of a joint venture (see Note 10 on page 26) which required an initial cash investment of approximately $3.0 million with additional investments expected based on the growth of the venture.

OPERATIONS

                        COMPARISON OF 1993 WITH 1992

    Consolidated net sales for 1993 decreased $17.5 million (8%) while income from operations before repositioning charges decreased $7.9 million (45%) versus 1992. In 1993, the company recorded repositioning charges of $11.9 million ($7.9 million after tax, or $.85 per share) for the costs associated with a broad scope program of changes, which includes consolidation and closure of certain of the company's facilities, selected workforce reductions, and planned divestitures of nonstrategic business operations. When the overall program is completed in late 1994, the expected workforce reduction versus mid-year 1993 levels will be approximately 8 to 10 percent. The company expects to generate ongoing after-tax financial benefits from the program of $1.4 million to $1.9 million ($.15-$.20 per share) starting in 1994.

    The 1993 consolidated sales decrease was due to two main factors, a 4% decline in volume and a 4% reduction associated with currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to dollars) as the U.S. dollar strengthened against most major currencies during 1993. The decrease in volume for the year was attributable primarily to a reduction in orders shipped to the

                               Exhibit 13 Page

People's Republic of China as that country worked down an earlier buildup of inventory; the European recession's impact on customer production levels in markets served by the company; and the adverse effect of lower production rates in the aircraft and aerospace industry. Shipments to the People's Republic of China are expected to resume in the second half of 1994 under a more consistent order pattern. Other principal challenges still facing the company are continued pricing pressures in key markets and increased customer efficiencies in the usage of chemical products, particularly in North America. While United States operating conditions signal stabilization or slight improvement, the operations in Europe depend on that economy coming out of the recession.

    Operating margins, before the repositioning charges, declined in 1993, when compared to 1992, due mainly to the negative leverage effect of fixed costs on reduced sales volume. In 1993, the combination of lower operating results, foreign taxes on earnings at rates different than the U.S. federal tax rate, and the influence of non-deductible expenses, such as good-will amortization, required a tax expense on a loss before taxes. The negative influence of currency translation on net income in 1993 was $.8 million ($.09 per share). The decrease in equity in net income from associated companies was primarily due to lower earnings from the company's Mexican affiliate.

                        COMPARISON OF 1992 WITH 1991

    Consolidated net sales in the year 1992 increased $21.4 million (11%) while income from operations increased $2.5 million (16%) over 1991. The increase in sales was due to increases in volume 4%, price/mix 1%, fluctuations in rates used to translate foreign currencies 2% (producing a positive effect on net income of $.5 million) and the net effect of acquisitions and divestitures 4%. The increase in volume for the year was attributable primarily to orders shipped to the People's Republic of China and increases in Quaker Construction Products and the European operations. The net increase of 4% due to acquisitions and divestitures relates to the inclusion of the subsidiary in Spain for the full year 1992, inclusion of Alpine Labs for part of 1992, and divestiture of Overdale during 1991.

    In the steel market, sales, after a very strong start in the first quarter, softened in the United States market in the middle quarters and decreased significantly in the fourth quarter. The metalworking market in both the U.S. and Europe was stable until the fourth quarter when a significant downturn in production in Europe and decreased orders driven by cyclical consumption in the U.S. caused sales to drop. Therefore, the gross profit in the fourth quarter fell well below the first three quarters. Sales to the paper production market decreased mainly as a result of a deemphasis of sales of one of the paper product lines.

    Cost of goods sold as a percent of net sales decreased 1.1% in 1992, as compared to 1991, mainly as a result of capitalizing on increased sales volume and enhanced cost control. Raw material prices remained relatively stable during 1992. Notwithstanding the increase in volume in 1992, selling, administration and general expenses as a percent of sales generally remained constant as compared to 1991. Programs for product and market development, as well as quality enhancements, have contributed to this situation. The decrease in equity in net income from associated companies is due to the subsidiary in Spain being included in consolidated results (previously reported as an associated company).

                                   GENERAL

    The company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of international activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 40-44% of the dollar amount of consolidated sales. In the same period, these subsidiaries accounted for approximately 68-71% of consolidated operating profit (see Note 9 on page 25). The greater profitability of non-U.S. sales during this period is attributable to higher unit selling prices and lower fixed overhead and selling costs.

                                                                      31

                               Exhibit 13 Page
                                      19