Form 10-K, Exhibit 13
QUAKER CHEMICAL CORP
filed 1995-03-30
CIK 81362

EXHIBIT 13

PORTIONS OF 1994 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE

                        FINANCIAL REVIEW

QUAKER CHEMICAL CORPORATION 1994 ANNUAL REPORT
Consolidated Statement of Operations                  14
Consolidated Balance Sheet                            15
Consolidated Statement of Cash Flows                  16
Notes to Consolidated Financial Statements            17
Report of Independent Accountants                     25
Supplemental Financial Information                    26
Selected Financial Information                        27
Management's Discussion and Analysis of
Financial Condition and Results of Operations         28

Quaker Chemical Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31,
                                                     1994      1993      1992
-------------------------------------------------------------------------------
                                   (Dollars in thousands except per share data)

Net sales                                         $194,676  $195,004  $212,491
Other income, net (Note 1)                           2,253     1,421       904
                                                  --------  --------  --------
                                                   196,929   196,425   213,395
                                                  --------  --------  --------
Costs and expenses (Notes 1, 4 and 6):
  Cost of goods sold                               110,732   112,369   119,176
  Selling, administrative and general expenses      70,955    74,242    76,528
  Repositioning (credits) charges (Note 2)            (525)   11,900
                                                  --------  --------  --------
                                                   181,162   198,511   195,704
                                                  --------  --------  --------
Income (loss) from operations                       15,767    (2,086)   17,691
Interest expense                                    (1,303)   (1,467)   (1,541)
Interest income                                        457     1,376     1,997
                                                  --------  --------  --------
Income (loss) before taxes                          14,921    (2,177)   18,147
Taxes on income (Note 5)                             5,916       234     6,947
                                                  --------  --------  --------
                                                     9,005    (2,411)   11,200
Equity in net income of associated
 companies (Note 1)                                    779     1,001     1,328
Minority interest in net income of subsidiary         (382)     (348)     (430)
                                                  --------  --------  --------
Net income (loss)                                 $  9,402  $ (1,758) $ 12,098
                                                  ========  ========  ========
Per share data (Note 1):
  Net income (loss)                                  $1.03     $(.19)    $1.33
  Dividends                                        .63 1/2   .60 1/2       .57

The accompanying notes are an integral part of these statements.

Quaker Chemical Corporation
CONSOLIDATED BALANCE SHEET
December 31,
                                                               1994      1993
-------------------------------------------------------------------------------
                                                          (Dollars in thousands
                                                         except per share data)
Assets
Current assets
  Cash and cash equivalents (Note 1)                        $ 11,345  $ 19,293
  Short-term investments, at cost which
    approximates market                                                  1,000
  Accounts receivable, less allowance for doubtful
    accounts of $547 in 1994 and $1,244 in 1993               43,841    37,108
  Inventories (Notes 1 and 4)
    Raw materials and supplies                                 8,795     8,269
    Work in process and finished goods                         9,042     9,278
  Deferred income taxes (Note 5)                               1,473     2,857
  Prepaid expenses and other current assets                    8,904     6,582
                                                            --------  --------
      Total current assets                                    83,400    84,387
                                                            --------  --------
Investments in and advances to associated companies
   (Notes 1 and 3)                                             9,885     6,224
                                                            --------  --------
Property, plant and equipment, at cost (Note 1)
  Land                                                         6,702     6,440
  Buildings and improvements                                  34,529    35,590
  Machinery and equipment                                     63,403    63,066
  Construction in progress                                     1,015       970
                                                            --------  --------
                                                             105,649   106,066
  Less accumulated depreciation                               53,955    50,525
                                                            --------  --------
                                                              51,694    55,541
                                                            --------  --------
Excess of cost over net assets of acquired
  companies (Note 1)                                          12,262    14,472
Deferred income taxes (Note 5)                                 4,971     4,788
Other noncurrent assets (Note 1)                               7,960     5,573
                                                            --------  --------
                                                              25,193    24,833
                                                            --------  --------
                                                            $170,172  $170,985
                                                            ========  ========

Liabilities and Shareholders' Equity
Current liabilities
  Short-term borrowings and current portions of
    long-term debt and capital leases (Note 7)              $  8,062  $  4,953
  Accounts payable                                            20,575    18,117
  Dividends payable                                            1,500     1,432
  Accrued liabilities
    Compensation                                               5,847     5,251
    Other (Note 2)                                             7,003    12,476
  Accrued taxes on income (Note 5)                               440       413
                                                            --------  --------
      Total current liabilities                               43,427    42,642
                                                            --------  --------
Long-term debt and capital leases (Note 7)                    12,207    16,095
Deferred income taxes (Note 5)                                 3,081     3,043
Accrued postretirement benefits (Note 6)                       8,767     8,968
Other noncurrent liabilities (Note 2)                          6,410     6,840
                                                            --------  --------
      Total noncurrent liabilities                            30,465    34,946
                                                            --------  --------
                                                              73,892    77,588
                                                            --------  --------
Minority interest in equity of subsidiary (Note 1)             2,603     2,014
                                                            --------  --------

Commitments and contingencies (Notes 1 and 11)

Shareholders' equity (Note 8)
  Common stock, $1 par value; authorized 30,000,000
    shares; issued (including treasury shares)
    9,664,009 shares                                           9,664     9,664
  Capital in excess of par value                                 649       529
  Retained earnings                                           87,137    83,498
  Foreign currency translation adjustments                     9,856     3,577
                                                            --------  --------
                                                             107,306    97,268
  Treasury stock, shares held at cost;
    1994--844,691, 1993--421,842                              13,629     5,885
                                                            --------  --------
                                                              93,677    91,383
                                                            --------  --------
                                                            $170,172  $170,985
                                                            ========  ========

The accompanying notes are an integral part of these statements.

Quaker Chemical Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31,
                                                   1994       1993       1992
-------------------------------------------------------------------------------
                                                         (Dollars in thousands)
Cash flows from operating activities:
  Net income (loss)                              $ 9,402    $(1,758)   $12,098
  Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
      Depreciation                                 6,524      6,545      6,427
      Amortization                                   726      1,021      1,385
      Equity in net income of associated companies  (779)    (1,001)    (1,328)
      Minority interest in earnings of subsidiary    382        348        430
      Deferred income taxes                         (159)      (491)        76
      Deferred compensation and other
        postretirement benefits                     (421)       254        427
      Net change in repositioning liability       (3,643)     9,700
      Other                                         (485)      (181)        98
  Increase (decrease) in cash from changes in
    current assets and liabilities net of
    acquisitions and divestitures:
      Accounts receivable                         (7,341)     1,490         82
      Inventories                                 (2,126)       444      1,352
      Prepaid expenses (including taxes) and
        other current assets                      (1,837)    (3,331)       621
      Accounts payable and accrued liabilities     4,211      4,018      3,047
      Estimated taxes on income                      (25)      (261)      (983)
                                                --------   --------   --------
        Net cash provided by
          operating activities                     4,429     16,797     23,732
                                                --------   --------   --------

Cash flows from investing activities:
  Short-term investments                           1,000       (854)     4,097
  Dividends from associated companies              1,022        785        314
  Investments in property, plant, equipment
    and other assets                              (9,255)    (8,960)    (7,226)
  Companies/businesses acquired excluding cash    (1,800)   (11,271)    (8,270)
  Investments in and advances to associated
    companies                                     (4,482)
  Purchase of patent, production technology
    and other related assets                                   (854)    (4,400)
  Proceeds from sale of patent, production
    technology and other related assets                       6,500
  Proceeds from sale of subsidiary                10,864
  Proceeds from the sale of assets                 2,591        746      1,254
  Other                                              463       (332)      (508)
                                                --------   --------   --------
      Net cash provided by (used in)
        investing activities                         403    (14,240)   (14,739)
                                                --------   --------   --------

Cash flows from financing activities:
  Repayment of short-term notes                                        (14,500)
  Net increase in other short-term borrowings      2,999        306        823
  Long-term debt and capital leases incurred                  1,102     15,727
  Repayment of long-term debt and
    capital leases                                (3,904)    (2,997)    (2,104)
  Dividends paid                                  (5,695)    (5,525)    (5,096)
  Net treasury stock issued/shares acquired       (7,624)       971      2,451
  Other                                                         (17)      (126)
                                                --------   --------   --------
      Net cash used in financing activities      (14,224)    (6,160)    (2,825)
                                                --------   --------   --------
Effect of exchange rate changes on cash            1,444     (1,477)    (2,828)
                                                --------   --------   --------
  Net (decrease) increase in cash and
    cash equivalents                              (7,948)    (5,080)     3,340
  Cash and cash equivalents at beginning
    of year                                       19,293     24,373     21,033
                                                --------   --------   --------
  Cash and cash equivalents at end of year      $ 11,345   $ 19,293   $ 24,373
                                                ========   ========   ========

Supplemental cash flow information
Cash paid for income taxes and interest was
 as follows:
  Income taxes                                  $  5,685   $  5,535   $  6,775
  Interest                                         1,419      1,448      1,207

The accompanying notes are an integral part of these statements.

                        Quaker Chemical Corporation
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (all dollar amounts in thousands except share and per share data)


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
     All majority-owned subsidiaries are included in Quaker Chemical Corporation's (the "company's") consolidated financial statements, with appropriate elimination of intercompany balances and transactions. The consolidated balance sheet includes total assets of $86,723 and $79,651 and total liabilities of $21,705 and $19,221 in 1994 and 1993, respectively, of non-U.S. subsidiaries. The consolidated statement of operations includes net income of non-U.S. subsidiaries of $4,372, $3,729, and $9,391 in 1994, 1993 and 1992, respectively. Investments in associated (less than majority-owned) companies are stated at the company's equity in their underlying net assets.

Translation of foreign currency
     Assets and liabilities of non-U.S. subsidiaries and associated companies are translated into U.S. dollars at the respective rates of exchange prevailing at the end of the year. Income and expense accounts are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are recorded directly in shareholders' equity and will be included in income only upon sale or liquidation of the underlying investment.

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

Property, plant and equipment
     Property, plant and equipment are recorded at cost, and capital leases are recorded at the present value of future minimum lease payments. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; machinery and equipment, 3 to 15 years; and capital leases, remaining life of the lease. At December 31, 1994 and 1993, respectively, $1,214 and $1,301 of leased equipment and accumulated depreciation thereon in the amount $848 and $520 in 1994 and 1993, respectively, are included in the property, plant and equipment accounts.
     Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are charged to income as incurred.

Excess of cost over net assets of acquired companies and other noncurrent assets
     Excess of cost over net assets of acquired companies and other noncurrent assets consist primarily of intangibles arising from acquisitions. They are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). At December 31, 1994 and 1993, accumulated amortization of the excess of cost over net assets of acquired companies amounted to $1,754 and $1,621, respectively.

Pension and postretirement benefit plans
     The company's policy is to fund pension costs allowable for income tax purposes. See Note 6 for the cost of pension and postretirement benefits other than pensions.

Revenue recognition
     Sales are recorded primarily when products are shipped to customers. Other income, principally license fees and royalties offset by miscellaneous expenses, is recorded when earned. License fees from unconsolidated non-U.S. associates, and royalties from third parties amounted to $1,841, $1,254, and $1,135 in 1994, 1993 and 1992,
respectively.

Research and development costs
     Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1994, 1993 and 1992 were $9,919, $11,037, and $11,134, respectively.

Earnings per share
     Earnings per share calculations are based on the weighted average number of shares outstanding during the year.

Concentration of credit risk
     Financial instruments, which potentially subject the company to a concentration of credit risk, principally consist of cash equivalents, short-term investments and trade receivables. The company invests excess cash in money market securities and financial instruments having maturities typically within 90 days. The company has not experienced losses from the aforementioned investments.
     The company sells its principal products to the major steel, automotive and related companies around the world. The company maintains allowances for potential credit losses. Historically, the company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S. However, such losses have been immaterial.

Environmental liabilities and expenditures
     Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs increase the value of the property from the date acquired or constructed and/or mitigate or prevent contamination in the future.

Reclassification
     Certain reclassifications of prior years' data have been made to improve comparability.


NOTE 2--REPOSITIONING OF OPERATIONS

     In 1993, in response to changing economic and competitive market dynamics, the company implemented a broad scope program of changes designed to improve operating efficiency. The repositioning program included activities associated with the consolidation of certain of the company's facilities; closure and sale of the company's manufacturing facilities in Pomona, California and Verona, Italy; the divestiture of nonstrategic business operations and workforce reductions. The consolidated statement of operations for 1993 included charges before income taxes of $11,900 ($7,854 after tax, or $.85 per share) related to this program. Of the total 1993 charges, $5,200 related to the workforce reductions, while the remaining $6,700 provided for the other aspects of the program. The cash outlays in 1993 associated with the program were approximately $2,200. As of December 31, 1993, approximately $7,600 and $2,100 remained in accrued liabilities and other noncurrent liabilities, respectively.
     During 1994, the company substantially completed the consolidation of certain facilities in the United States and Europe; sold its manufacturing facilities in Pomona, California and Verona, Italy; divested the businesses which comprised its wholly-owned subsidiary, Quaker Construction Products, Inc., and achieved a majority of the workforce reductions outlined in the 1993 program. As of December 31, 1994, it was determined that the repositioning activities would be accomplished for less than originally anticipated and accordingly, the company reduced operating expenses by $525 ($347 after tax, or $.04 per share). The cash outlays in 1994 associated with the program were approximately $3,300. As of December 31, 1994, approximately $1,800 and $2,000 remained in accrued liabilities and other noncurrent liabilities, respectively. These future cash outlays primarily represent termination benefits related to the workforce reductions.


NOTE 3--ASSOCIATED COMPANIES

     Summarized financial information of the associated companies (less than majority owned), in the aggregate, for 1994, 1993 and 1992 is as follows:

                                             1994       1993       1992
--------------------------------------------------------------------------
Current assets                             $25,377    $22,515    $21,841
Noncurrent assets                            8,960      2,643      2,238
Current liabilities                         15,030     12,888     11,432
Noncurrent liabilities                       1,111        950        768

Net sales                                  $49,949    $52,028    $44,244
Operating income (a)                         4,293      5,654      5,689
Income before taxes                          3,242      4,287      5,183
Net income                                   1,725      2,165      2,676

(a) Net sales, less costs and expenses.



NOTE 4--INVENTORIES

     Inventories valued under the LIFO method amounted to $4,913 and $4,879 at December 31, 1994 and 1993, respectively. The estimated replacement costs for these inventories using the first-in, first-out method were approximately $6,407 and $6,115, respectively.

NOTE 5--TAXES ON INCOME

     Taxes on income included in the consolidated statement of operations consist of the following:

                                         Federal   Foreign    State     Total
                                        ---------------------------------------
1994
Currently payable                         $  437   $ 5,047    $  122   $ 5,606
Tax effect of temporary differences
  Current                                  1,271       (63)              1,208
  Noncurrent                                (495)     (403)               (898)
                                         -------   -------    ------   -------
                                         $ 1,213   $ 4,581    $  122   $ 5,916
                                         =======   =======    ======   =======

1993
Currently payable (recoverable)          $  (598)  $ 4,123   $  144    $ 3,669
Tax effect of temporary differences
  Current                                 (2,310)     (634)             (2,944)
  Noncurrent                                (478)      (13)               (491)
                                         -------   -------    ------   -------
                                         $(3,386)   $3,476    $  144    $  234
                                         =======   =======    ======   =======

1992
Currently payable                         $  451    $6,213    $  208    $6,872
Tax effect of temporary differences
  Current                                     (1)                           (1)
  Noncurrent                                 453      (377)                 76
                                         -------   -------    ------   -------
                                          $  903    $5,836    $  208    $6,947
                                         =======   =======    ======   =======


Total deferred income tax assets and liabilities are comprised of the following at December 31:
                                                1994                1993
                                         ------------------  ------------------
                                                     Non-               Non-
                                         Current   current   Current   current
                                         --------------------------------------
Retirement benefits                       $   81              $  212
Postretirement benefits                             $2,981              $3,049
Supplemental retirement benefits                       568                 530
Repositioning charges                        997       775     2,252       726
Alternative minimum tax carry-forward                  432                 294
Other                                        395       215       393       189
                                          ------    ------    ------    ------
Total deferred tax assets                 $1,473    $4,971    $2,857    $4,788
                                          ======    ======    ======    ======
Depreciation                                        $2,868              $2,844
Other                                                  213                 199
                                                    ------              ------
Total deferred tax liabilities                      $3,081              $3,043
                                                    ======              ======


The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the company:

                                                     1994      1993      1992
                                                    ---------------------------
Income tax provision (benefit) at the
  Federal statutory tax rate                        $5,073     $(740)   $6,170
State income tax provisions, net                        81        98       137
Prior year tax settlement                              710
Foreign taxes on earnings at rates
  different than the Federal
  statutory rate                                       143       723       368
Miscellaneous items, net                               (91)      153       272
                                                    ------     -----    ------
Taxes on income                                     $5,916      $234    $6,947
                                                    ======     =====    ======

     United States income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the company's intention to continue to reinvest these earnings abroad for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1994 was approximately $53,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.
     The benefits of net operating losses approximating $1,300, expiring in 1996 and later, have been recorded.



NOTE 6--EMPLOYEE BENEFITS

Pension plans
     The company maintains various noncontributory retirement plans covering substantially all of the employees of the company and its U.S. subsidiaries. The benefits for these plans are based primarily on years of service and employees' pay near retirement.
     The plans of non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions."

The pension costs for all plans include the following components:

                                                      1994      1993      1992
                                                   ---------------------------
Service cost--benefits earned during the period     $  880    $  809    $  834
Interest cost on projected benefit obligation        2,449     2,335     2,251
Net investment (income) loss on plan assets:
  Actual                                              (283)   (2,820)   (3,690)
  Deferral of difference between actual and
    expected income                                 (2,576)       98     1,254
Other amortization--net                                (63)     (110)     (103)
                                                    ------    ------    ------
Net pension costs of plans subject to SFAS 87          407       312       546
Pension costs of plans not subject to SFAS 87          962       904       872
                                                    ------    ------    ------
Total pension costs                                 $1,369    $1,216    $1,418
                                                    ======    ======    ======

The following table summarizes the funded status of the company's defined benefit pension plans and the related amounts recognized in the company's consolidated balance sheet as of December 31:

                                                           1994       1993
                                                        -------------------
Actuarial present value of:
  Vested benefit obligation                              $28,971    $29,542
                                                         =======    =======
  Accumulated benefit obligation                         $29,166    $29,729
                                                         =======    =======

Projected benefit obligation                             $32,277    $32,543
Plan assets at market value                               29,290     30,677
                                                         -------    -------
Plan assets less than projected benefit obligation        (2,987)    (1,866)
Unrecognized cumulative net loss                             790        222
Unrecognized prior service cost related to adjustment
  of retirees' benefits and benefit update                 1,828      1,963
Unrecognized net gain at date of initial application
  of SFAS 87                                              (1,898)    (2,425)
                                                         -------    -------
Accrued pension costs                                    $(2,267)   $(2,106)
                                                         =======    =======


The significant assumptions for the plans were as follows:

                                                     1994       1993      1992
                                                     ------------------------
Discount rate for projected benefit obligation       8.0 %      7.5%      8.0%
Assumed long-term rates of compensation increases    5.5 %      5.5%      6.0%
Long-term rate of return on plan assets              9.25%      9.5%      9.5%

Profit sharing plan
     The parent company also maintains a qualified profit sharing plan covering all employees other than those who are compensated on a commission basis. Contributions for 1994 and 1992 were $367 and $310, respectively. No contributions were made in 1993.

Other postretirement and postemployment benefits
     The company has postretirement benefit plans that provide medical and life insurance benefits for certain retired employees of the parent company. These benefits vary based on age, years of service and retirement date. Coverage of health benefits under the plan may require the retiree to make payments where the insured equivalent costs exceed the company's fixed contribution. The cost of the life insurance benefit plan, which provides a flat two thousand dollars per retiree, is noncontributory. Both the medical and life insurance plans are currently unfunded.

The components of periodic postretirement benefit costs for 1994, 1993, and 1992 are as follows:
                                                          1994    1993    1992
                                                          --------------------
Service cost--benefits attributed to service
  during the period                                       $ 67    $ 79    $ 96
Interest cost on accumulated benefit obligation            572     650     664
                                                          ----    ----    ----
Postretirement benefit cost                               $639    $729    $760
                                                          ====    ====    ====

The status of the plan at December 31, 1994 and 1993 is as follows:

                                                             1994      1993
                                                           ----------------
Retirees                                                   $6,542    $7,218
Fully eligible active participants                             71        88
Other participants                                          1,265     1,712
                                                           ------    ------
Total accumulated postretirement benefit obligation         7,878     9,018
Unrecognized actuarial gain (loss)                            889       (50)
                                                           ------    ------
Net unfunded postretirement benefit liability              $8,767    $8,968
                                                           ======    ======

     The discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.5% in 1994 and 1993, respectively.
     In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8.7% in 1994--gradually decreasing to 5.5% over 12 years. A 1% increase in the health care cost trend rate would increase aggregate service cost for 1994 by $44 and the accumulated postretirement benefit obligation as of December 31, 1994 by $621.
     The parent company maintains a plan under which the company will provide, in certain cases, supplemental retirement benefits to officers of the parent company. Benefits payable under the plan are based on a combination of years of service and existing post-retirement benefits. Included in total pension costs are charges of $353, $270, and $330 in 1994, 1993 and 1992, respectively, representing the annual accrued benefits under this plan.
     Effective January 1, 1993, the company adopted the provisions of SFAS 112, "Employer's Accounting for Postemployment Benefits." The cumulative effect of adoption of SFAS 112 was not material.


NOTE 7 -- DEBT AND LEASE OBLIGATIONS

Long-term debt at December 31, consisted of the following:

                                                             1994      1993
                                                          ------------------
Industrial development authority monthly floating
  rate (3.85% at December 31, 1994) demand bonds
  maturing 2014                                           $ 5,000   $ 5,000
6.64% note payable due July 8, 1997                        10,000    13,333
Capital lease obligations                                     476       789
Other debt obligations due 1994 to 1996, interest
  rates ranging to 10.8%                                      428       758
                                                          -------   -------
                                                           15,904    19,880
Less current portion                                        3,697     3,785
                                                          -------   -------
                                                          $12,207   $16,095
                                                          =======   =======

     In 1992, the company entered into a long-term private placement of $15,000 of 6.64% notes payable requiring semiannual principal payments of $1,667 beginning July 8, 1993 and continuing through 1997. The long-term financing agreements require, among other things, the maintenance of working capital and net worth ratios. The company is in compliance with these requirements.
     During the next three years, payments on long-term debt are due as follows: $3,697, $3,815, and $3,392 in 1995, 1996 and 1997, respectively.
     At December 31, 1994, the company had outstanding short-term borrowings with banks under non-confirmed lines of credit in the aggregate of $4,365. The weighted average interest rate on the majority of such borrowings was 4.5% during 1994. The company also has available a $10,000 unsecured line of credit. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at the time. There were no borrowings against the line of credit during 1994 and 1993.
     At December 31, 1994 and 1993, the value at which the financial instruments were recorded approximated their fair market value.

NOTE 8 -- SHAREHOLDERS' EQUITY

An analysis of the changes in consolidated shareholders' equity is as follows:

                                                                                           Foreign
                                                           Capital in                     currency
                                                 Common     excess of      Retained      translation     Treasury
                                                  stock     par value      earnings      adjustments       stock          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                         $9,664                     $83,944        $14,068      $  (8,778)       $98,898
  Net income--1992                                                             12,098                                       12,098
  Dividends--$.57 per share                                                    (5,208)                                      (5,208)
  Shares issued upon exercise of options                       $(389)                                         1,185            796
  Shares issued for employee stock purchase plan                 302                                            471            773
  Shares issued for pension plan                                 348                                            416            764
  Translation adjustment                                                                      (6,597)                       (6,597)
  Other                                                           40                                             78            118
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                          9,664        301           90,834          7,471         (6,628)       101,642
  Net loss--1993                                                               (1,758)                                      (1,758)
  Dividends--$.605 per share                                                 (5,578)                                      (5,578)
  Shares issued upon exercise of options                         (27)                                           109             82
  Shares issued for employee stock purchase plan                 196                                            528            724
  Translation adjustment                                                                      (3,894)                       (3,894)
  Other                                                           59                                            106            165
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                          9,664        529           83,498          3,577         (5,885)        91,383
  Net income--1994                                                              9,402                                        9,402
  Dividends--$.635 per share                                                 (5,763)                                      (5,763)
  Shares acquired under repurchase program                                                                   (8,241)        (8,241)
  Shares issued for employee stock purchase plan                 106                                            409            515
  Translation adjustment                                                                       6,279                         6,279
  Other                                                           14                                             88            102
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                          $9,664       $649          $87,137         $9,856       $(13,629)       $93,677
==================================================================================================================================

     The treasury stock is held for use by the various company plans which require the issuance of the company's common stock.
     The company is authorized to issue 10,000,000 shares of preferred stock, $1.00 par value, subject to approval by the Board of Directors. The Board of Directors may designate one or more series of preferred stock and the number of shares, rights, preferences and limitations of each series. None of the preferred stock has been issued.
     Under provisions of a stock purchase plan, which permits employees to purchase shares of stock at 85% of the market value, 29,736 shares, 38,399 shares, and 35,277 shares were issued from treasury in 1994, 1993 and 1992, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1994, 217,189 shares may be issued under the plan.
     The company has a long-term performance incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Options are exercisable one year after the date of the grant for a period of time determined by the company not to exceed ten years from the date of the grant.
     The table below summarizes transactions in the plan during 1994, 1993 and 1992.

                                     1994                              1993                               1992
                          ------------------------------    --------------------------------   ------------------------------
                           Number of     Option price        Number of      Option price         Number of    Option price
                            shares         per share          shares          per share           shares        per share
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding
  at January 1,             638,534      $11.00--$24.20        445,776      $11.00--$19.75        571,535      $11.00--$19.53
Options granted               6,553      $15.75--$15.88        206,444      $21.00--$24.20          2,598      $17.75--$19.75
Options exercised                                              (13,686)     $12.50--$19.75       (128,357)     $11.00--$17.75
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding
  at December 31,           645,087      $11.00--$24.20        638,534      $11.00--$24.20        445,776      $11.00--$19.75
=============================================================================================================================
Options exercisable
  at December 31,           638,534      $11.00--$24.20        432,090      $11.00--$19.75        445,228      $11.00--$19.75
=============================================================================================================================

     No options were exercised in 1994. Options were exercised for cash and the surrender of 5,739 and 41,770 previously outstanding shares in 1993 and 1992, respectively, resulting in the net issuance of 7,947 shares in 1993 and 86,587 shares in 1992. Options to purchase 787,003 shares were available at December 31, 1994 for future grants.

     The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was zero in 1994 and 1993 and a credit of $292 in 1992.
     On February 7, 1990, the company declared a dividend distribution to shareholders of record on February 20, 1990 which, after giving effect for the three-for-two stock split effective July 30, 1990, was in the form of two stock purchase rights (the "Rights") for each three shares of common stock outstanding. The Rights become exercisable if a person or group acquires or announces a tender offer which would result in such person's acquisition of 20% or more of the company's common stock. The Rights also become exercisable if the Board of Directors declares a person to be an "adverse person" and that person has obtained not less than 10% of the outstanding shares of the company's common stock.
     Each Right, when exercisable, entitles the registered holder to purchase one one-hundredth of a share of a newly authorized Series A preferred stock at an exercise price of seventy-two dollars per share subject to certain anti-dilution adjustments. In addition, if a person or group acquires 20% or more of the outstanding shares of the company's common stock, without first obtaining Board of Directors' approval, as required by the terms of the Rights Agreement, or a person is declared an adverse person, each Right will then entitle its holder (other than such person or members of any such group) to purchase, at the Right's then current exercise price, a number of shares of the company's common stock having a total market value of twice the Right's exercise price.
     In the event that the company merges with or transfers 50% or more of its assets or earnings to any entity after the Rights become exercisable, holders of Rights may purchase, at the Right's then current exercise price, common stock of the acquiring entity having a value equal to twice the Right's exercise price.
     In addition, at any time after a person acquires 20% of the outstanding shares of common stock and prior to the acquisition by such person of 50% or more of the outstanding shares of common stock, the company may exchange the Rights (other than the Rights which have become null and void), in whole or in part, at an exchange ratio of one share of common stock or equivalent share of preferred stock, per Right.
     The Board of Directors can redeem the Rights for $.01 per Right at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the company's common stock or a person being declared an adverse person. Until a Right is exercised, the holder thereof will have no rights as a shareholder of the company, including without limitation, the right to vote or to receive dividends. Unless earlier redeemed or exchanged, the Rights will expire on February 20, 2000.


NOTE 9--BUSINESS SEGMENTS

     The company operates primarily in one business segment--the manufacture and sale of industrial chemical specialty products. The company has both U.S. and non-U.S. operations which are summarized for 1994, 1993 and 1992 as follows:

                                                                                                      Consolidated
                                                United                                    ----------------------------------------
                                                States        Europe           Other        1994            1993           1992
----------------------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  1994                                          $97,338        $80,624        $16,714       $194,676
                                                -------        -------        -------       ========
  1993                                          110,067         74,090         10,847                      $195,004
                                                -------        -------        -------                      ========
  1992                                          118,831         83,276         10,384                                     $212,491
                                                -------        -------        -------                                     ========

Operating profit:
  1994                                            7,960         11,076            467       $ 19,503
                                                -------        -------        -------
  1993                                            5,164         10,745            652                      $ 16,561
                                                -------        -------        -------
  1992                                            7,196         16,025          1,368                                     $ 24,589
                                                -------        -------        -------
Repositioning credits (charges)                                                                  525        (11,900)
Nonoperating expenses                                                                         (5,107)        (6,838)        (6,442)
Minority interest and equity in net income of
  associated companies                                                                           397            653            898
                                                                                            --------       --------        -------
Income (loss) before taxes                                                                    15,318         (1,524)        19,045
Taxes on income                                                                                5,916            234          6,947
                                                                                            --------       --------        -------
    Net income (loss)..                                                                     $  9,402       $ (1,758)      $ 12,098
                                                                                            ========       ========       ========
Identifiable assets:
  1994                                           51,255         65,845         10,111       $127,211
                                                -------        -------        -------
  1993                                           70,889         55,427          6,988                      $133,304
                                                -------        -------        -------
  1992                                           82,727         56,372          4,994                                     $144,093
                                                -------        -------        -------
Investments in associated companies                                                            9,885          6,224          6,001
Nonoperating assets                                                                           33,076         31,457         16,519
                                                                                            --------       --------       --------
    Total assets                                                                            $170,172       $170,985       $166,613
                                                                                            ========       ========       ========

     Transfers between geographic areas are not material. Operating profit comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operations, interest expense, interest income and license fees from unconsolidated associates. Nonoperating assets, consisting primarily of cash equivalents and short-term investments, have not been included with identifiable assets. No single customer accounted for 10% of net sales in 1994, 1993, or 1992. A substantial portion of consolidated sales on a global basis is made to the steel industry (see Classification of Products by Markets Served on page 26 of this report), and as a result, accounts receivable generally reflect a similar distribution of receivables from customers in these markets.


NOTE 10--BUSINESS ACQUISITIONS AND DIVESTITURES

     In 1995, the company entered into an agreement to acquire 90% of the common stock of Celumi S.A., a metalworking chemical specialty business in Brazil. The total acquisition cost is expected to be approximately $7,000 in cash, $4,400 of which is required in 1995 with the remainder due in the succeeding two years. The transaction is subject to satisfactory completion of the due diligence process.
     Also, in 1995, the company entered into an agreement with Wuxi Oil Refinery, for the creation of a joint venture in the People's Republic of China. The company's initial contribution to the venture will be less than $1,000 in cash and certain assets related to the formulation, manufacture and sale of chemical specialty products for the steel industry.
     Effective December 28, 1994, the company acquired, for approximately $1,800 in cash, certain assets relating to the formulation, manufacture, and sale of cutting fluids from Perstorp AB, a Swedish company. The effect on the consolidated statements has not been material.
     Pursuant to the plans identified in the company's 1993 repositioning program (see Note 2), the sales of certain of the company businesses and assets were completed in 1994. Effective November 7, 1994, the company completed the sale of the flooring business of Quaker Construction Products, Inc. ("QCP") for approximately $2,800. In addition, effective October 20, 1994 and October 1, 1994, respectively, the company completed the sales of its Verona, Italy and Pomona, California manufacturing facilities, which had ceased production in mid-1994 and 1993, for approximately $2,600 in cash and $200 due within one year. Effective September 30, 1994, the company completed the sale of the coatings and waterproofing business of QCP for approximately $8,100.
     On March 24, 1994, the company entered into an agreement with Fluid Recycling Services, Incorporated for the creation of a 50/50 joint venture. During 1994, the company made cash investments and advances of approximately $4,500 with additional investments expected over the next few years based on the growth of the venture. The effect on the consolidated statements has not been material.
     Effective May 14, 1993, the company acquired, for approximately $10,700 in cash, 100% of the common stock of Raffineries de l'Ile de France ("RIF"), a metalworking chemical specialty business in France. The results of the operations of RIF are included in the consolidated financial statements from that date. The effect on the consolidated statements has not been material.
     As part of a plan to exit from the petroleum production chemicals market, effective February 12, 1992, the company acquired, for approximately $4,400 in cash, the remaining 57.5% interest in Alpine Labs, making it wholly owned by the company. The results of operations, which were not material, are included in the consolidated financial statements from that date. Pursuant to the plan noted above, effective July 27, 1993, the company completed the sale of its petroleum production chemical operations' assets, the principal component of which was the SULFA-SCRUB (registered trademark) patents and technology, to the Petrolite Corporation for $6,500 in cash, $2,000 due within three years and future royalty payments. In addition, the agreement of sale provides that the Petrolite Corporation grant back to the company a license to sell products incorporating the technology in certain markets not serviced by the Petrolite Corporation. The effect of the sale on the consolidated statements was not material.
     Effective January 1, 1992, the company acquired, for $8,600 in cash, 50% of the common stock of Quaker Chemical, S.A. in Spain making it a wholly-owned subsidiary. The results of operations of Quaker Chemical, S.A. are included in the consolidated financial statements from that date. The effect on the consolidated statements has not been material.


NOTE 11--COMMITMENTS AND CONTINGENCIES

     A wholly-owned subsidiary of the company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. The company has reached a settlement with a group of these claimants and has petitioned the courts for a declaratory judgement against one of its insurance carriers for certain coverage which is in dispute. The company believes that the potential uninsured liability associated with this action is approximately $1,800.
     The company has accrued for certain environmental investigatory and noncapital remediation costs consistent with the policy set forth in Note
1. In 1994, the company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly-owned California subsidiary. A remediation plan has been developed and approved by the Santa Ana Regional Water Quality Board. The company believes that the potential uninsured liability associated with this remediation plan ranges from $600 to $1,100 or more, for which the company has accrued approximately $800. Although there can be no assurance regarding the outcome of environmental proceedings, the company believes that it has made adequate accruals for all cleanup and other related costs with respect to environmental problems of which it is aware. At December 31, 1994 and 1993, the company has accrued approximately $1,200 and $300, respectively, to provide for anticipated future environmental assessments and remediation costs.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Quaker Chemical Corporation (the "Company") and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
----------------------------
Price Waterhouse LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
February 21, 1995

Quaker Chemical Corporation
SUPPLEMENTAL FINANCIAL INFORMATION

Classification of Products by Markets Served (unaudited)
     Consolidated net sales comprise chemical specialty and other products classified by markets served for the year ended December 31 as follows:

                                                  (Dollars in thousands)
------------------------------------------------------------------------------------------------------------
                       1994              1993               1992                1991               1990
                 ---------------    ---------------    ---------------    ---------------    ---------------
Steel            $ 89,453    46%    $ 89,255    46%    $ 94,483    44%    $ 78,357    41%    $ 88,447    44%
Metalworking       58,452    30       57,826    30       58,719    28       51,106    27       49,916    25
Pulp and paper     13,010     7       12,169     6       15,042     7       16,760     9       22,016    11
Other              33,761    17       35,754    18       44,247    21       44,828    23       41,095    20
                 --------   ----    --------   ----    --------   ----    --------   ----    --------   ----
                 $194,676   100%    $195,004   100%    $212,491   100%    $191,051   100%    $201,474   100%

Information on Quaker's markets appears on the inside front cover of this report.

Quarterly Results (unaudited)
                               (Dollars in thousands except per share data)
---------------------------------------------------------------------------
                                       First    Second     Third   Fourth
                                      -------------------------------------
1994
Net sales                             $45,093   $47,347   $50,117   $52,119
Operating income (1 and 2)              3,356     3,213     3,754     3,191
Net income                              2,249     2,191     2,353     2,609
Net income per share                     $.24      $.24      $.26      $.29

1993
Net sales                             $48,361   $51,343   $48,441   $46,859
Operating income (loss) (1 and 3)       3,594      (919)    1,092    (7,274)
Net income (loss)                       2,724      (449)      730    (4,763)
Net income (loss) per share              $.30     $(.05)     $.08     $(.52)

1992
Net sales                             $54,850   $55,853   $54,057   $47,731
Operating income (1)                    5,279     4,769     4,592     2,147
Net income                              3,710     3,322     3,204     1,862
Net income per share                     $.41      $.37      $.35      $.20

(1) Net sales, less costs and expenses.
(2) The fourth quarter includes repositioning credits of $525.
(3) The second and fourth quarters include repositioning charges of $3,500 and $8,400, respectively.

Stock Market and Related Security Holder Matters
     During the past two years, the common stock of the company has been traded in the National Over-the-Counter market at the price ranges indicated below, and the following quarterly dividends per share have been declared as indicated:

                   Range of NASDAQ System Quotations        Dividends Declared
-------------------------------------------------------     ------------------
                         1994                1993             1994     1993
                  -------------------------------------     ------------------
                    High      Low       High       Low
First quarter     $19 1/2   $14 3/4   $24 5/8   $20 3/4     $.15 1/2  $.15
Second quarter     18 3/4    16        23        17 3/4      .15 1/2   .15
Third quarter      18 3/4    17 1/4    20        16 1/2      .15 1/2   .15
Fourth quarter     18 3/4    17 1/4    18 1/2    14 1/4      .17       .15 1/2
-------------------------------------------------------     ------------------

     As of January 15, 1995, there were 1,041 shareholders of record of the company's common stock, $1 par value, its only outstanding class of equity securities.

Copies of the company's Form 10-K for the year ended December 31, 1994 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation, Attention Karl H. Spaeth, Vice President and Corporate Secretary, Conshohocken, PA 19428.

Quaker Chemical Corporation
SELECTED FINANCIAL INFORMATION

                                     (Dollars in thousands except per share data and number of employees)
---------------------------------------------------------------------------------------------------------
                                      1994(1)     1993(2)      1992        1991        1990        1985
----------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                            $194,676    $195,004    $212,491    $191,051    $201,474    $122,745
Income (loss) before taxes and
  cumulative effect of change in
  accounting principle                 15,318      (1,524)     19,045      16,888      22,580      12,872
Cumulative effect of change in
  accounting for postretirement
  benefits                                                                 (5,675)
Net income (loss)                       9,402      (1,758)     12,098       5,115      14,106       7,580
Per share (3)
  Income (loss) before cumulative
  effect of change in accounting
  principle.                             1.03        (.19)       1.33        1.20        1.51         .73
Cumulative effect of change in
  accounting for postretirement
  benefits                                                                   (.63)
  Net income (loss).                     1.03        (.19)       1.33         .57        1.51         .73
  Dividends                           .63 1/2     .60 1/2         .57         .53         .47         .26

Financial Position
Current assets                         83,400      84,387      85,567      82,725      84,833      57,529
Current liabilities                    43,427      42,642      28,126      36,592      40,342      19,440
Working capital                        39,973      41,745      57,441      46,133      44,491      38,089
Property, plant and equipment, net     51,694      55,541      52,179      48,661      46,315      24,612
Total assets                          170,172     170,985     166,613     159,121     152,408      93,891
Long-term debt and capital leases      12,207      16,095      18,604       5,219       5,453       9,025
Shareholders' equity                   93,677      91,383     101,642      98,898      99,113      59,200

Other Data
Current ratio                           1.9/1       2.0/1       3.0/1       2.3/1       2.1/1       3.0/1
Capital expenditures (4)                9,255       8,960       7,226       8,420      12,663       6,139
Net income (loss) as a % of net
  sales (5)                              4.8%      (0.9)%        5.7%        5.6%        7.0%        6.2%
Return on average shareholders'
  equity (5)                            10.2%      (1.8)%       12.1%       10.9%       14.9%       14.0%
Shareholders' equity per share at
  end of year (3)                       10.62        9.89       11.06       10.95       11.11        5.67
Common stock price range (3):
  High                                 19 1/2      24 5/8      26          22 1/4      19 1/4       9 1/8
  Low                                  14 3/4      14 1/4      18 3/4      15          12           6
Number of shares outstanding at
  end of year (3)                       8,819       9,242       9,188       9,028       8,921      10,440
Number of employees at end of year:
  Consolidated subsidiaries               743         865         842         840         819         785
  Associated companies                    212         141         130         187         261         136

(1) The results of operations for 1994 include net repositioning credits of $347 or $0.04 per share. Excluding these credits, net income for 1994 was $9,055 or $0.99 per share.
(2) The results of operations for 1993 include net repositioning charges of $7,854 or $0.85 per share. Excluding these charges, net income for 1993 was $6,096 or $0.66 per share.
(3) Restated to give retroactive effect to a three-for-two split in 1990.
(4) Capital expenditures prior to 1986 are stated net of dispositions.
(5) Calculated for 1991 using $10,790 which was the net income before the cumulative effect of change in accounting principle.

Quaker Chemical Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The company is in sound financial condition and remains strong in its ability to generate adequate cash to meet the needs of current operations and to fund programs for future growth and expansion. Major sources and uses of cash during 1994 included: proceeds of $10.9 million from the sale of the businesses which comprised its wholly-owned subsidiary, Quaker Construction Products, Inc. ("QCP"); proceeds of $2.6 million from the sale of the company's manufacturing facilities in Pomona, California and Verona, Italy; $9.3 million in expenditures for additions to property, plant, equipment and other assets; payments of $8.2 million for 459,000 outstanding shares of the company's common stock as part of a share repurchase program; investments and advances of approximately $4.5 million in the company's Fluid Recycling Services joint venture; cash outlays associated with the 1993 repositioning program of approximately $3.3 million, and the purchase of certain assets relating to the formulation, manufacture and sale of cutting fluids for $1.8 million from Perstorp AB. These items, along with increases in non-cash working capital (primarily increases in accounts receivable generated from higher revenues), were the principal reasons for the decrease of $12.1 million in the company's net cash position (cash and cash equivalents plus short-term investments less short-term borrowings and current portion of long-term debt and capital leases) to $3.3 million. The current ratio was 1.9/1 in 1994 as compared to 2.0/1 in 1993 reflecting the impacts of the aforementioned changes in net cash and non-cash working capital.
     Expenditures for property, plant and equipment in 1994 included the completion of new software systems in the U.S., environmental and regulatory compliance efforts in the amount of $.7 million, and upgrades of manufacturing capabilities at various locations. Capital expenditures for 1995 are expected to be in the range of $9-11 million and include various upgrades of manufacturing capabilities in the U.S. and Europe and an estimated $1.3 million for environmental and regulatory compliance. Cash outlays in 1995 associated with the repositioning program are anticipated to be approximately $1.8 million.The company believes that funds generated internally should be sufficient to finance payments for capital expenditures and the repositioning program.
     The company has available $10 million in a line of credit and believes that additional bank borrowings could be negotiated at competitive rates based on its debt-equity ratio and current levels of operating performance. The company is capable of supporting the anticipated growth in operations during 1995, growth in dividends to shareholders, stock repurchases and possible acquisition opportunities closely aligned with key business strategies through internally generated funds supplemented with debt as needed. In this regard, during 1995 the company entered into agreements to
(i) acquire 90% of the common stock of a chemical specialty business in Brazil, and (ii) create a joint venture in the People's Republic of China (see Note 10 on page 24). These acquisitions will require cash investments in 1995 of approximately $5.4 million. Additionally, the acquisition in Brazil will require additional outlays in 1996 and 1997 totaling approximately $2.6 million. In 1995, the company's Board of Directors authorized management to purchase in 1995 and later years, an additional 500,000 shares of the company's common stock, bringing the total current authorization to 1,000,000 shares.

Operations
Comparison of 1994 with 1993

     Consolidated net sales for 1994 were about even with 1993 as positive volume impact in core markets and an increase from 1993 acquisitions in France and Argentina fully offset the decrease in sales resulting from the divestiture of QCP. The influence on net sales in 1994 of changes in price/mix and currency translation were negligible as a 1% reduction from price/mix was offset by a 1% increase from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to dollars). The core market volume improvement was attributable primarily to increased customer production levels in the U.S. and Europe; synergistic benefits from a 1993 French metalworking company acquisition; increased revenue in the U.S. from total fluid and chemical management service contracts; and increased sales to the steel and can markets in the Asia/Pacific region. Sales to the major U.S. markets were steady throughout 1994. After a slow start, sales in Europe increased in the second half of the year, due in large part to the positive impact of the European economic recovery on steel and automotive production levels. Sales to the aircraft and aerospace industries were below 1993 due to continued low production levels.
     Income from operations before repositioning (credits) charges improved $5.4 million (55%) over 1993. The improvement over 1993 reflects the positive impact of increased volume in core markets and benefits associated with the 1993 repositioning program. These positive impacts were tempered somewhat by investment costs related to the enhancement of marketing capabilities and infrastructure in the Asia/Pacific and South America regions, as well as raw material cost inflation, particularly in Europe, which became evident late in the year. The company is encouraged by trends in customer production levels, especially in Europe. However, raw material cost inflation could have a dampening effect on earnings in the early part of 1995 due to contractual pricing agreements with a number of customers in both the U.S. and European markets and resistance to price increases in some of the company's major markets.
     Pursuant to the plans identified in the company's 1993 repositioning program, during 1994, the company substantially completed the consolidation of certain facilities in the U.S. and Europe; sold its manufacturing facilities in Pomona, California and Verona, Italy; divested the businesses which comprised its wholly-owned subsidiary, QCP, and achieved a majority of the workforce reductions outlined in the program. As of December 31, 1994, it was determined that the repositioning activities would be accomplished for less than originally anticipated and, accordingly, the company reduced operating expenses by $.5 million ($.3 million after tax or $.04 per share).

     Operating margins, before repositioning (credits) charges, improved in 1994, when compared to 1993 as a result of the aforementioned increased volume in core markets and cost savings associated with the repositioning program. The estimated after-tax financial savings generated in 1994 due to the repositioning program were approximately $.20 per share. Other income rose primarily as a result of increased royalty income. Interest expense declined slightly due to reduced overall borrowings in 1994 while interest income declined due to lower cash holdings by the company. The decrease in equity in net income from associated companies was due primarily to business development investments in the company's Fluid Recycling Services joint venture. The positive influence of currency translation on net income in 1994 was approximately $.01 per share.

Comparison of 1993 with 1992

     Consolidated net sales for 1993 decreased $17.5 million (8%) while income from operations before repositioning charges decreased $7.9 million (45%) versus 1992. In 1993, the company recorded repositioning charges of $11.9 million ($7.9 million after tax or $.85 per share) for the costs associated with a broad scope program of changes designed to improve operating efficiency. The repositioning program included activities associated with the consolidation of certain of the company's facilities; closure and sale of the company's manufacturing facilities in Pomona, California and Verona, Italy; the divestiture of nonstrategic business operations and workforce reductions.
     The 1993 consolidated sales decrease was due to two main factors: a 4% decline in volume and a 4% reduction associated with currency translation as the U.S. dollar strengthened against most major currencies during 1993. The decrease in volume for the year was attributable primarily to: a reduction in orders shipped to the People's Republic of China, as that country worked down an earlier buildup of inventory; the European recession's impact on customer production levels in markets served by the company; and the adverse effect of lower production rates in the aircraft and aerospace industry.
     Operating margins, before the repositioning charges, declined in 1993 when compared to 1992 due mainly to the negative leverage effect of fixed costs on reduced sales volume. In 1993, the combination of lower operating results, foreign taxes on earnings at rates different than the U.S. federal tax rate and the influence of non-deductible expenses, such as goodwill amortization, resulted in a tax expense on a loss before taxes. The negative influence of currency translation on net income in 1993 was approximately $.8 million ($.09 per share). The decrease in equity in net income from associated companies was primarily due to lower earnings from the company's Mexican affiliate.

General

     The company is involved in environmental cleanup activities or litigation in connection with existing plant locations and former waste disposal sites (see Note 11 on page 24). This involvement has not had, nor is it expected to have, a material effect on the company's earnings or financial position.
     The company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 44-50% of the dollar amount of consolidated sales. In the same period, these subsidiaries accounted for approximately 59-71% of consolidated operating profit
(see Note 9 on page 23). The greater profitability of non-U.S. sales during this period is attributable to higher unit selling prices and lower fixed overhead and selling costs.