Form 10-K, Exhibit 13
period 1995-12-31
QUAKER CHEMICAL CORP
filed 1996-03-29
CIK 81362

QUAKER CHEMICAL CORPORATION

financial review


1995 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations......................    14

Consolidated Statement of Operations...............................    16

Consolidated Balance Sheet.........................................    17

Consolidated Statement of Cash Flows...............................    18

Consolidated Statement of Shareholders' Equity.....................    19

Notes to Consolidated Financial Statements.........................    20

Report of Independent Accountants..................................    29

Eleven-Year Financial Summary......................................    30

Supplemental Financial Information.................................    32

Quaker Chemical Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources
Notwithstanding the impact of lower operating results experienced in 1995, management continues to believe that the Company is in sound financial condition and is capable of generating adequate cash to meet the needs of current operations and to fund strategic initiatives.

     Net cash flow provided by operating activities amounted to $7.3 million in 1995 compared to $4.4 million in 1994. The increase principally resulted from the receipt by a non-operating subsidiary of $2.5 million from an insurance carrier and a decrease in the amount of cash outlays associated with the 1993 repositioning program of approximately $1.8 million.

     Other major sources and uses of cash during 1995 included: a cash receipt of $2.0 million related to the 1993 sale of certain of the Company's petroleum production chemical operations assets, the principal component of which was the SULFA-SCRUB(R) patents and technology; the purchase of a 90% interest in Celumi Ltda., a Brazilian metalworking business, for approximately $7.7 million; $9.8 million in expenditures for additions to property, plant, equipment and other assets; payments of $3.6 million for 250,000 outstanding shares of the Company's common stock as part of a share repurchase program; and investments and advances of approximately $2.0 million in the Company's Fluid Recycling Services Company ("FRS") joint venture. These items, along with increases in operating working capital, were the principal reasons for a decrease of $21.6 million in the Company's net cash position (cash and cash equivalents less short-term borrowings and current portion of long-term debt, notes payable and capital leases). The current ratio was 1.4 to 1 in 1995 as compared to 2.0 to 1 in 1994 reflecting the impact of the aforementioned changes in net cash and operating working capital.

     Expenditures for property, plant and equipment in 1995 included upgrades of manufacturing capabilities at various locations and compliance programs relating to environmental and regulatory matters in the amount of $1.8 million. Capital expenditures for 1996 are expected to be in the range of $7-9 million and include various upgrades of manufacturing capabilities in the U.S. and Europe, and an estimated $1.6 million for environmental and regulatory compliance. The Company believes that funds generated internally should be sufficient to finance payments for capital expenditures.

     The Company has $10 million in a line of credit and believes that additional bank borrowings could be negotiated at competitive rates, based on its debt-equity ratio and current levels of operating performance. The Company is capable of supporting its operating requirements during 1996, payment of dividends to shareholders, stock repurchases and possible acquisition opportunities through internally generated funds supplemented with debt as needed.

Operations

Comparison of 1995 with 1994
Consolidated net sales for 1995 increased $32.4 million (17%) over 1994. The sales growth was a result of (i) a 5% increase in volume, (ii) a 4% improvement in price/mix primarily resulting from a series of price increases, (iii) a 5% positive impact from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to U.S. dollars), and
(iv) a 3% increase associated with acquisitions in Europe and Brazil. The volume improvement for the year was attributable primarily to increased core market sales in Europe and continued sales growth in the Asia/Pacific steel and can markets. Sales in the major U.S. markets were strong in the first half of 1995, but slowed somewhat in the second half as customer production levels declined in order to work down earlier buildups of inventories. In Europe, sales were strong throughout most of the year (despite a strike in France in the latter part of the fourth quarter) due to the strength of the economies in that region.

     Income from operations decreased from $15.2 million (after a $.5 million repositioning credit recorded in 1994) to $13.5 million in 1995. The decrease was due to a range of factors, the most significant of which were reduced margins associated with raw material cost inflation not covered by selling price increases, a less favorable sales mix, and increased expenses, particularly in the fourth quarter, related to staff reductions in some areas and regional growth initiatives in others. The Company's gross profit margin as a percentage of sales decreased 2.8% when compared to 1994 mainly as a result of the aforementioned raw material cost inflation, which did not show any abatement until well into the second half of 1995. Selling, administrative and general expenses as a percent of sales decreased 1.1% as the positive leverage effect of higher sales offset the above-noted increases in expenses.

     Net interest costs rose due to increased financing costs associated with the decline in the Company's net cash position. The decrease in equity in net income from associated companies for both the fourth quarter and full year was due primarily to business development investments in the Company's relatively new FRS joint venture. The positive influence of currency translation on net income was approximately $.07 per share and $.01 per share in 1995 and 1994, respectively.

     The Company is cautiously optimistic about customer production levels and anticipates that raw material inflation will be modest in 1996. However, the principal challenges still facing the Company are the highly competitive nature of the pricing environment in the Company's major markets and the effective management of the Company's FRS joint venture. Given these factors, the Company is in the process of evaluating alternatives to improve margins and the utilization of assets.

Comparison of 1994 with 1993
Consolidated net sales for 1994 were about even with 1993 as improved volume in core markets and an increase from 1993 acquisitions in France and Argentina fully offset the decrease in sales resulting from the divestiture of the Company's wholly-owned subsidiary, Quaker Construction Products, Inc. ("QCP"). The influence on net sales in 1994 of changes in price/mix and currency translation were negligible as a 1% reduction from price/mix was offset by a 1% increase from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The core market volume improvement was attributable primarily to increased customer production levels in the U.S. and Europe; synergistic benefits from a 1993 French metalworking company acquisition; increased revenue in the U.S. from total fluid and chemical management service contracts; and increased sales to the steel and can markets in the Asia/Pacific region. Sales to the major U.S. markets were steady throughout 1994. After a slow start, sales in Europe increased in the second half of the year, due in large part to the positive impact of the European economic recovery on steel and automotive production levels. Sales to the aircraft and aerospace industries were below 1993 due to continued low production levels.

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

     Pursuant to the plans identified in the Company's 1993 repositioning program, during 1994, the Company: substantially completed the consolidation of certain facilities in the United States and Europe; sold its manufacturing facilities in Pomona, California and Verona, Italy; divested the businesses of QCP; and achieved a majority of the workforce reductions outlined in the program. As of December 31, 1994, it was determined that the repositioning activities would be accomplished for less than originally anticipated and accordingly, the Company reduced operating expenses by $.5 million ($.3 million after tax or $.04 per share).

     Operating margins, before repositioning (credits) charges, improved in 1994, when compared to 1993 as a result of the aforementioned increased volume in core markets and cost savings associated with the repositioning program. The estimated after-tax financial savings generated in 1994 due to the repositioning program was approximately $.20 per share. Other income rose primarily as a result of increased royalty income. Interest expense declined slightly due to reduced overall borrowings in 1994 while interest income declined due to lower cash holdings by the Company. The decrease in equity in net income from associated companies was due primarily to business development investments in the Company's FRS joint venture. The positive influence of currency translation on net income in 1994 was approximately $.01 per share as compared to a negative currency translation influence of $.09 per share in 1993.

General
The Company is involved in environmental clean-up activities or litigation in connection with existing plant locations and former waste disposal sites (see
Note 11). This involvement has not historically had, nor is it expected to have, a material effect on the Company's results of operations or financial condition.

     The Company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 44-55% of the dollar amount of consolidated sales. In the same period, these subsidiaries accounted for approximately 59-81% of consolidated operating profit (see Note 9). The greater profitability of non-U.S. sales during this period is attributable to higher unit selling prices and lower fixed overhead and selling costs.

Quaker Chemical Corporation
CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                              Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                    1995              1994               *1993
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands except per share amounts)

Net sales ...........................................................           $ 227,038          $ 194,676          $ 195,004
Other income, net (Note 1) ..........................................               2,090              2,253              1,421
                                                                                -----------------------------------------------
                                                                                  229,128            196,929            196,425
                                                                                -----------------------------------------------
Costs and expenses (Notes 1, 4 and 6):
  Cost of goods sold ................................................             135,490            110,732            112,369
  Selling, administrative and general expenses ......................              80,115             70,955             74,242
  Repositioning (credits) charges (Note 2) ..........................                                   (525)            11,900
                                                                                -----------------------------------------------
                                                                                  215,605            181,162            198,511
                                                                                -----------------------------------------------
Income (loss) from operations .......................................              13,523             15,767             (2,086)
Interest expense ....................................................              (1,712)            (1,303)            (1,467)
Interest income .....................................................                 286                457              1,376
                                                                                -----------------------------------------------
Income (loss) before taxes ..........................................              12,097             14,921             (2,177)
Taxes on income (Note 5) ............................................               4,887              5,916                234
                                                                                -----------------------------------------------
                                                                                    7,210              9,005             (2,411)
Equity in net (loss) income of associated
  companies (Note 1) ................................................                 (78)               779              1,001
Minority interest in net income of subsidiaries .....................                (444)              (382)              (348)
                                                                                ------------------------------------------------
Net income (loss) ...................................................           $   6,688          $   9,402          $  (1,758)
                                                                                ===============================================
Per share data (Note 1):
  Net income (loss) .................................................           $     .76          $    1.03          $    (.19)
  Dividends .........................................................                 .68                .63 1/2             .60 1/2





The accompanying notes are an integral part of these financial statements.

Quaker Chemical Corporation
CONSOLIDATED BALANCE SHEET

                                                                            December 31,
-----------------------------------------------------------------------------------------------
                                                                          1995         1994
-----------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands
                                                                      except per share amounts)
Assets
Current assets
  Cash and cash equivalents (Note 1) ...............................   $   7,230    $  11,345
  Accounts receivable, less allowance for doubtful accounts of $939
    in 1995 and $547 in 1994 .......................................      46,965       43,841
  Inventories (Notes 1 and 4)
    Raw materials and supplies .....................................      10,964        8,795
    Work in process and finished goods .............................      10,669        9,042
  Deferred income taxes (Note 5) ...................................       1,415        1,576
  Prepaid expenses and other current assets ........................       9,475        8,801
                                                                       ----------------------
    Total current assets ...........................................      86,718       83,400
Investments in and advances to associated companies (Notes 1 and 3)       10,715        9,885
Property, plant and equipment, at cost (Note 1)
  Land .............................................................       7,279        6,702
  Buildings and improvements .......................................      40,232       34,529
  Machinery and equipment ..........................................      70,010       63,403
  Construction in progress .........................................       1,068        1,015
                                                                       ----------------------
                                                                         118,589      105,649
  Less accumulated depreciation ....................................      62,280       53,955
                                                                       ----------------------
                                                                          56,309       51,694
                                                                       ----------------------
Excess of cost over net assets of acquired companies (Note 1) ......      18,973       12,262
Deferred income taxes (Note 5) .....................................       5,349        4,971
Other noncurrent assets (Note 1) ...................................       7,344        7,960
                                                                       ----------------------
                                                                          31,666       25,193
                                                                       ----------------------
                                                                       $ 185,408    $ 170,172
                                                                       ======================
Liabilities and Shareholders' Equity
Current liabilities
  Short-term borrowings and current portion of long-term debt, notes
   payable and capital leases (Note 7) .............................   $  25,548    $   8,062
  Accounts payable .................................................      20,969       20,575
  Dividends payable ................................................       1,473        1,500
  Accrued liabilities
    Compensation ...................................................       5,671        5,174
    Other (Note 2) .................................................       6,721        7,003
  Accrued taxes on income (Note 5) .................................         486          440
                                                                       ----------------------
    Total current liabilities ......................................      60,868       42,754
Long-term debt, notes payable and capital leases (Note 7) ..........       9,300       12,207
Deferred income taxes (Note 5) .....................................       2,977        3,081
Accrued postretirement benefits (Note 6) ...........................       8,809        8,767
Other noncurrent liabilities (Note 2) ..............................       6,432        7,083
                                                                       ----------------------
    Total noncurrent liabilities ...................................      27,518       31,138
                                                                          88,386       73,892
                                                                       ----------------------
Minority interest in equity of subsidiaries (Note 1) ...............       3,030        2,603
                                                                       ----------------------

Commitments and contingencies (Notes 1 and 11)

Shareholders' equity (Note 8)
  Common stock, $1 par value; authorized 30,000,000 shares; issued
  (including treasury shares) 9,664,009 shares .....................       9,664        9,664
  Capital in excess of par value ...................................         780          649
  Retained earnings ................................................      87,852       87,137
  Unearned compensation ............................................        (722)
  Foreign currency translation adjustments .........................      12,333        9,856
                                                                       ----------------------
                                                                         109,907      107,306
  Treasury stock, shares held at cost; 1995-999,924, 1994-844,691 ..      15,915       13,629
                                                                       ----------------------
                                                                          93,992       93,677
                                                                       ----------------------
                                                                       $ 185,408    $ 170,172
                                                                       ======================

The accompanying notes are an integral part of these financial statements.

Quaker Chemical Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              Year Ended December 31,
---------------------------------------------------------------------------------------------------------
                                                                           1995        1994        1993
---------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
Cash flows from operating activities
  Net income (loss) .................................................   $  6,688    $  9,402    $ (1,758)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation ..................................................      6,764       6,524       6,545
      Amortization ..................................................      1,883         726       1,021
      Equity in net loss (income) of associated companies ...........         78        (779)     (1,001)
      Minority interest in earnings of subsidiaries .................        444         382         348
      Proceeds from insurance settlement ............................      2,500
      Deferred income taxes .........................................       (499)       (159)       (491)
      Deferred compensation and other postretirement benefits .......       (585)       (421)        254
      Change in repositioning liability, net ........................     (1,546)     (3,643)      9,700
      Other, net ....................................................       (464)       (485)       (181)
  Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:
      Accounts receivable ...........................................     (1,513)     (7,341)      1,490
      Inventories ...................................................     (2,771)     (2,126)        444
      Prepaid expenses and other current assets .....................     (2,389)     (1,837)     (3,331)
      Accounts payable and accrued liabilities ......................     (1,357)      4,211       4,018
      Estimated taxes on income .....................................         58         (25)       (261)
                                                                        --------------------------------
        Net cash provided by operating activities ...................      7,291       4,429      16,797
                                                                        --------------------------------
Cash flows from investing activities
  Short-term investments ............................................                  1,000        (854)
  Dividends from associated companies ...............................        565       1,022         785
  Investments in property, plant, equipment and other assets ........     (9,833)     (9,255)     (8,960)
  Companies/businesses acquired excluding cash ......................     (7,728)     (1,800)    (11,271)
  Investments in and advances to associated companies ...............     (1,970)     (4,482)
  Purchase of patent, production technology and other related assets                                (854)
  Proceeds from sale of patent, production technology
    and other assets ................................................      2,000       2,591       7,246
  Proceeds from sale of subsidiary ..................................                 10,864
  Other, net ........................................................       (576)        463        (332)
                                                                        --------------------------------
        Net cash (used in) provided by investing activities .........    (17,542)        403     (14,240)
                                                                        --------------------------------
Cash flows from financing activities
  Net increase in short-term borrowings .............................     15,923       2,999         306
  Notes payable and capital leases incurred .........................      2,155                   1,102
  Repayment of long-term debt and capital leases ....................     (3,857)     (3,904)     (2,997)
  Dividends paid ....................................................     (5,973)     (5,695)     (5,525)
  Treasury stock issued .............................................      1,439         617         971
  Treasury stock acquired ...........................................     (3,594)     (8,241)
  Other .............................................................                                (17)
                                                                        --------------------------------
        Net cash provided by (used in) financing activities .........      6,093     (14,224)     (6,160)
                                                                        --------------------------------
Effect of exchange rate changes on cash .............................         43       1,444      (1,477)
                                                                        --------------------------------
  Net decrease in cash and cash equivalents .........................     (4,115)     (7,948)     (5,080)
  Cash and cash equivalents at beginning of year ....................     11,345      19,293      24,373
                                                                        --------------------------------
  Cash and cash equivalents at end of year ..........................   $  7,230    $ 11,345    $ 19,293
                                                                        ================================

Supplemental cash flow information
Cash paid during the year for:
  Income taxes ......................................................   $  5,048    $  5,685    $  5,535
  Interest ..........................................................      1,776       1,419       1,448


The accompanying notes are an integral part of these financial statements.

Quaker Chemical Corporation
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                Foreign
                                                       Capital in                               currency
                                            Common     excess of      Retained    Unearned     translation   Treasury
                                             stock     par value      earnings  compensation   adjustments     stock        Total
------------------------------------------------------------------------------------------------------------------------------------
                                                             (Dollars in thousands except per share amounts)
Balance at December 31, 1992......         $  9,664     $    301     $ 90,834                    $ 7,471    $  (6,628)     $101,642
  Net loss .......................                                     (1,758)                                               (1,758)
  Dividends ($0.601/2 per share)..                                     (5,578)                                               (5,578)
  Shares issued upon exercise
    of options....................                           (27)                                                 109            82
  Shares issued for employee
    stock purchase plan...........                           196                                                  528           724
  Translation adjustment..........                                                                (3,894)                    (3,894)
  Other...........................                            59                                                  106           165
                                           -----------------------------------------------------------------------------------------
Balance at December 31, 1993......            9,664          529       83,498                      3,577       (5,885)       91,383
  Net income......................                                      9,402                                                 9,402
  Dividends ($0.631/2 per share)..                                     (5,763)                                               (5,763)
  Shares acquired under
    repurchase program............                                                                             (8,241)       (8,241)
  Shares issued for employee
    stock purchase plan...........                           106                                                  409           515
  Translation adjustment..........                                                                 6,279                      6,279
  Other...........................                            14                                                   88           102
                                           -----------------------------------------------------------------------------------------
Balance at December 31, 1994......            9,664          649       87,137                      9,856      (13,629)       93,677
  Net income......................                                      6,688                                                 6,688
  Dividends ($0.68 per share).....                                     (5,973)                                               (5,973)
  Shares acquired under
    repurchase program............                                                                             (3,594)       (3,594)
  Shares issued upon exercise
    of options....................                          (141)                                                 141
  Shares issued for employee
    stock purchase plan...........                            68                                                  370           438
  Restricted stock bonus..........                           175                  $   (722)                       700           153
  Translation adjustment..........                                                                 2,477                      2,477
  Other...........................                            29                                                   97           126
                                           -----------------------------------------------------------------------------------------

Balance at December 31, 1995 ..........    $  9,664     $    780     $ 87,852     $   (722)     $ 12,333     $(15,915)     $ 93,992
                                           =========================================================================================


The accompanying notes are an integral part of these financial statements.

Quaker Chemical Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands except share and per share data)

--------------------------------------------------------------------------------
NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

All majority-owned subsidiaries are included in Quaker Chemical Corporation's (the "Company's") consolidated financial statements, with appropriate elimination of intercompany balances and transactions. The consolidated balance sheet includes total assets of $103,307 and $86,723 and total liabilities of $27,995 and $21,705 in 1995 and 1994, respectively, of non-U.S. subsidiaries. The consolidated statement of operations includes net income of non-U.S. subsidiaries of $7,290, $4,372, and $3,729 in 1995, 1994, and 1993,
respectively. Investments in associated (less than majority owned) companies are stated at the Company's equity in their underlying net assets.

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

Property, plant and equipment

Property, plant and equipment are recorded at cost, and capital leases are recorded at the present value of future minimum lease payments. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; machinery and equipment, 3 to 15 years; and capital leases are depreciated over the remaining life of the lease. At December 31, 1995 and 1994, $1,214 of leased equipment and accumulated depreciation thereon in the amount $1,006 and $848 in 1995 and 1994, respectively, are included in property, plant and equipment.

     Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are charged to income.

Excess of cost over net assets of acquired companies and other noncurrent assets

Excess of cost over net assets of acquired companies and other noncurrent assets consist primarily of intangible assets arising from acquisitions, which are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). At December 31, 1995 and 1994, accumulated amortization of the excess of cost over net assets of acquired companies amounted to $2,476 and $1,754, respectively.

Capitalization of software

The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over their estimated economic lives, not to exceed three years. At December 31, 1995 and 1994, the amount capitalized was $3,369 and $2,495 and accumulated amortization amounted to $788 and $0, respectively.

Pension and postretirement benefit plans

The Company's policy is to fund pension costs allowable for income tax purposes. See Note 6 for the accounting policies for pension and other postretirement benefits.

Revenue recognition

Sales are recorded primarily when products are shipped to customers. Other income, principally license fees and royalties offset by miscellaneous expenses, is recorded when earned. License fees from nonconsolidated non-U.S. associates and royalties from third parties amounted to $2,293, $2,364, and $1,706 in 1995, 1994 and 1993, respectively.

Research and development costs

Research and development costs are expensed as incurred. Company-sponsored research and development expenses during 1995, 1994 and 1993 were $11,307, $9,919, and $11,037, respectively.

Earnings per share

Earnings per share calculations are based on the weighted average number of shares outstanding during the year.

Concentration of credit risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash equivalents, short-term investments, and trade receivables. The Company invests temporary and excess cash in money market securities and financial instruments having maturities typically within 90 days. The Company has not experienced losses from the aforementioned investments. The Company sells its principal products to the major steel, automotive and related companies around the world. The Company maintains allowances for potential credit losses. Historically, the Company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S.; however, such losses have not been material.

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

Reclassifications

Certain reclassifications of prior years' data have been made to improve comparability.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes."

Accounting standards change

In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. The Company expects to adopt SFAS 121, effective January 1, 1996, and has no current plans which would cause it to have a material impact on the Company's results of operations or financial condition.

     The Company expects to adopt SFAS 123, "Accounting for Stock-Based Compensation" effective January 1, 1996, and to continue to measure compensation cost for stock options and awards based on intrinsic value under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, the adoption of SFAS 123 will have no impact on the Company's results of operations or financial condition.

--------------------------------------------------------------------------------
NOTE 2--REPOSITIONING OF OPERATIONS

In 1993, in response to changing economic and competitive market dynamics, the Company implemented a broad scope program of changes designed to improve operating efficiency. The repositioning program included activities associated with the consolidation of certain of the Company's facilities; closure and sale of the Company's manufacturing facilities in Pomona, California and Verona, Italy; the divestiture of nonstrategic business operations; and workforce reductions. The consolidated statement of operations for 1993 included charges before income taxes of $11,900 ($7,854 after tax, or $.85 per share) related to this program. Of the total 1993 charges, $5,200 related to the workforce reductions, while the remaining $6,700 provided for the other aspects of the program. The cash outlays in 1993 associated with the program were approximately $2,200. As of December 31, 1993, approximately $7,600 and $2,100 remained in accrued liabilities and other noncurrent liabilities, respectively.

     During 1994, the Company substantially completed the consolidation of certain facilities in the United States and Europe; sold its manufacturing facilities in Pomona, California and Verona, Italy; divested the businesses of QCP; and achieved a majority of the workforce reductions outlined in the 1993 program. As of December 31, 1994, it was determined that the repositioning activities would be accomplished for less than originally anticipated and accordingly, the Company reduced operating expenses by $525 ($347 after tax, or $.04 per share). The cash outlays in 1994 associated with the program were approximately $3,300. As of December 31, 1994, approximately $1,800 and $2,000 remained in accrued liabilities and other noncurrent liabilities, respectively. These future cash outlays primarily represented termination benefits related to the workforce reductions.

     The Company's cash outlays associated with the program in 1995 were approximately $1,500. As of December 31, 1995, future cash outlays of approximately $600 and $1,700 remained in accrued liabilities and other noncurrent liabilities, respectively, and principally consist of payments for termination benefits related to the workforce reductions.

--------------------------------------------------------------------------------
NOTE 3--ASSOCIATED COMPANIES

Summarized financial information of the associated companies (less than majority owned), in the aggregate, for 1995, 1994 and 1993 is as follows:


                                                      ---------------------------------------
                                                          1995           1994           1993
                                                      ---------------------------------------
Current assets.....................................      $22,319        $25,377       $22,515
Noncurrent assets..................................        8,273          8,960         2,643
Current liabilities................................       14,136         15,030        12,888
Noncurrent liabilities.............................        1,806          1,111           950

Net sales..........................................      $54,710        $49,949       $52,028
Operating income (a)...............................        2,689          4,293         5,654
Income before taxes................................          929          3,242         4,287
Net income.........................................            9          1,725         2,165

(a) Net sales, less costs and expenses.

--------------------------------------------------------------------------------
NOTE 4--INVENTORIES

Inventories valued under the last-in, first-out method amounted to $6,387 and $4,913 at December 31, 1995 and 1994, respectively. The estimated replacement costs for these inventories using the first-in, first-out method were approximately $7,259 and $6,407, respectively.

--------------------------------------------------------------------------------
NOTE 5--TAXES ON INCOME

Taxes on income included in the consolidated statement of operations consist of the following for the year ended December 31:

                                         ---------------------------------------
                                            1995           1994           1993
                                         ---------------------------------------
Current
  Federal...........................     $   872         $1,708        $(2,908)
  State.............................          53            122            144
  Foreign...........................       4,399          4,984          3,489
                                         ---------------------------------------
                                           5,324          6,814            725
Deferred
  Federal...........................         103           (495)          (478)
  State.............................
  Foreign...........................        (540)          (403)           (13)
                                         ---------------------------------------
Total...............................      $4,887         $5,916          $ 234
                                         =======================================

Total deferred tax assets and liabilities are comprised of the following at December 31:

                                               -----------------------------------------
                                                       1995                  1994
                                               -----------------------------------------
                                                             Non-                 Non-
                                                 Current    current   Current    current
                                               -----------------------------------------
Retirement benefits...........................     $ 238                 $ 81
Allowance for doubtful accounts...............       183                   82
Insurance and litigation reserves.............       647                  350
Postretirement benefits.......................              $ 2,995              $ 2,981
Supplemental retirement benefits..............                  637                  568
Alternative minimum tax carryforward..........                  432                  432
Amortization..................................                  524
Repositioning charges.........................       151        622       997        775
Other.........................................       196        139        66        215
                                               -----------------------------------------

Total deferred tax assets.....................   $ 1,415    $ 5,349   $ 1,576    $ 4,971
                                               =========================================

Depreciation..................................              $ 2,829              $ 2,868
Other.........................................                  148                  213
                                                            -------              -------
Total deferred tax liabilities................              $ 2,977              $ 3,081
                                                            =======              =======

     The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the year ended December 31:

                                                                                   -----------------------------
                                                                                      1995      1994       1993
                                                                                   -----------------------------
Income tax provision (benefit) at the Federal statutory tax rate.................   $ 4,113   $ 5,073    $  (740)
State income tax provisions, net.................................................        35        81         98
Prior year tax settlement........................................................                 710
Non-deductible divestiture charges...............................................       503
Foreign taxes on earnings at rates different than the Federal statutory rate.....        30       143        723
Miscellaneous items, net.........................................................       206       (91)       153
                                                                                   -----------------------------
Taxes on income..................................................................   $ 4,887   $ 5,916      $ 234
                                                                                   =============================

     United States income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1995 was approximately $63,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.

     The benefits of net operating loss carryforwards approximating $1,200, expiring in 1996 and later, have been recorded.

--------------------------------------------------------------------------------
NOTE 6--EMPLOYEE BENEFITS

Pension plans

The Company maintains various noncontributory retirement plans covering substantially all of its employees in the U.S. and certain other countries. The benefits for the plans are based on a number of factors, the most significant of which are years of service and levels of compensation either during employment or near retirement. With the exception of the Company's Netherlands subsidiaries, the retirement plans of the non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of SFAS 87, "Employers' Accounting for Pensions."

     On January 1, 1995, after determining that the plans of the Company's subsidiaries in the Netherlands are subject to the provisions of SFAS 87, the Company commenced reporting under the current accounting standard for these subsidiaries. The effect of this was not material.

   The pension costs for all plans include the following components:

                                                                                   -----------------------------
                                                                                      1995      1994       1993
                                                                                   -----------------------------
Service cost--benefits earned during the period..................................   $ 1,149    $  880    $   809
Interest cost on projected benefit obligation....................................     3,314     2,449      2,335
Net investment (income) loss on plan assets:
  Actual.........................................................................    (7,837)     (283)    (2,820)
  Deferral of difference between actual and expected income......................     4,373    (2,576)        98
Other amortization, net..........................................................      (320)      (63)      (110)
                                                                                   -----------------------------
Net pension costs of plans subject to SFAS 87....................................       679       407        312
Pension costs of plans not subject to SFAS 87....................................        98       962        904
                                                                                   -----------------------------
Total pension costs..............................................................   $   777   $ 1,369    $ 1,216
                                                                                   =============================

     The following table summarizes the funded status of the Company's defined benefit pension plans, the largest of which is in the U.S., and the related amounts recognized in the Company's consolidated balance sheets as of December 31:

                                                    ------------------------------------------------------------
                                                               1995                           1994(b)
                                                    ------------------------------------------------------------
                                                      Assets        Accumulated        Assets        Accumulated
                                                      exceed         benefits          exceed         benefits
                                                    accumulated       exceed        accumulated        exceed
                                                     benefits        assets(a)        benefits        assets(a)
                                                    ------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation...................       $39,839          $ 2,556         $26,479        $ 2,492
                                                    ------------------------------------------------------------
   Accumulated benefit obligation.............       $40,026          $ 2,640         $26,674        $ 2,492
Projected benefit obligation (PBO)............        44,788            2,817          29,608          2,669
Plan assets at market value...................        47,857                           29,290
                                                    ------------------------------------------------------------
Plan assets greater (less) than PBO...........         3,069           (2,817)           (318)        (2,669)
Unrecognized cumulative net (gain) loss.......        (1,792)             961            (215)         1,005
Unrecognized prior service costs..............         1,722                            1,828
Unrecognized transition obligation ...........        (4,041)              (7)         (1,916)            18
                                                    ------------------------------------------------------------
Accrued pension costs ........................      $ (1,042)         $(1,863)        $  (621)       $(1,646)
                                                    ============================================================

(a) Substantially all of this relates to nonqualified, unfunded supplemental pension plans.

(b) Does not include amounts relating to the Netherlands subsidiaries' plans, for which information is not available.

     The U.S. funded plan is the largest plan. The significant assumptions for the U.S. plan were as follows:

                                                          ----------------------
                                                           1995    1994    1993
                                                          ----------------------
Discount rate for projected benefit obligation ....        7.375%  8.0%    7.5%
Assumed long-term rates of compensation increases .        5.5%    5.5%    5.5%
Long-term rate of return on plan assets............        9.25%   9.25%   9.5%

     All other pension plans used assumptions in determining the actuarial present value of the projected benefit obligations that are consistent with (but not identical to) those of the U.S. plan.

Profit sharing plan

The parent company also maintains a qualified profit sharing plan covering all employees other than those who are compensated on a commission basis. Contributions for 1994 were $367. No contributions were made in 1995 or 1993.

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

   The components of periodic postretirement benefit costs are as follows:

                                                                                  ------------------------------
                                                                                    1995       1994        1993
                                                                                  ------------------------------
Service cost--benefits attributed to service during the period..................    $ 65       $  67       $  79
Interest cost on accumulated benefit obligation and amortization...............      594         572         650
                                                                                  ------------------------------
Postretirement benefit cost....................................................     $659      $  639      $  729
                                                                                  ==============================


   The status of the plan at December 31, 1995 and 1994 is as follows:

                                                            --------------------
                                                              1995        1994
                                                            --------------------
Retirees................................................     $6,877      $6,542
Fully eligible active participants......................         59          71
Other participants......................................      1,199       1,265
                                                            --------------------
Total accumulated postretirement benefit obligation.....      8,135       7,878
Unrecognized actuarial gain ............................        674         889
                                                            --------------------
Net unfunded postretirement benefit liability...........     $8,809      $8,767
                                                            ====================

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.375% and 8.0% in 1995 and 1994, respectively.

     In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8.5% in 1995 - gradually decreasing to 5.5% over 11 years. A 1% increase in the health care cost trend rate would increase aggregate service cost for 1995 by $39 and the accumulated postretirement benefit obligation as of December 31, 1995 by $508.

     The parent company maintains a plan under which the Company will provide, in certain cases, supplemental retirement benefits to officers of the parent company. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $276, $353, and $270 in 1995, 1994 and 1993, respectively, representing the annual accrued benefits under this plan.

     Effective January 1, 1993, the Company adopted the provisions of SFAS 112, "Employer's Accounting for Postemployment Benefits." The cumulative effect of adoption of SFAS 112 was not material.

--------------------------------------------------------------------------------
NOTE 7--DEBT, NOTES PAYABLE AND CAPITAL LEASES

Long-term debt, notes payable and capital leases consisted of the following at December 31:

                                                            --------------------
                                                              1995        1994
                                                            --------------------
Industrial development authority monthly
  floating rate (4.0% at December 31, 1995)
  demand bonds maturing 2014............................    $ 5,000      $ 5,000
6.64% notes payable due July 8, 1997....................      6,667       10,000
Notes payable due 1996 to 1997..........................      2,126
Capital leases..........................................        112          476
Other debt obligations due 1996 to 1997, interest
  rates ranging to 10.8%................................        394          428
                                                            --------------------
                                                             14,299       15,904
Less current portion....................................      4,999        3,697
                                                            --------------------
                                                            $ 9,300      $12,207
                                                            ====================

     The 6.64% notes payable require semiannual principal payments of $1,667 beginning July 8, 1993 through 1997. The long-term financing agreements require the maintenance of certain financial covenants of which the Company is in compliance. The notes payable due in 1996 and 1997 are non-interest bearing and are payable in three equal installments.

     During the next five years, payments on long-term debt and notes payable are due as follows: $4,999 and $4,300 in 1996 and 1997, respectively, and $0 in 1998, 1999, and 2000.

     At December 31, 1995, the Company had outstanding short-term borrowings with banks under non-confirmed lines of credit in the aggregate of $20,549. The weighted average interest rate on such borrowings was 6.0% during 1995. The parent company also has available a $10,000 unsecured line of credit that is renewed annually. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at the time.

     At December 31, 1995 and 1994, the value at which the financial instruments are recorded is not materially different than the fair market value.

--------------------------------------------------------------------------------
NOTE 8--SHAREHOLDERS' EQUITY

Treasury stock is held for use by the various Company plans which require the issuance of the Company's common stock.

     The Company is authorized to issue 10,000,000 shares of preferred stock, $1.00 par value, subject to approval by the Board of Directors. The Board of Directors may designate one or more series of preferred stock and the number of shares, rights, preferences and limitations of each series. No preferred stock has been issued.

     Under provisions of a stock purchase plan which permits employees to purchase shares of stock at 85% of the market value, 26,933 shares, 29,736 shares, and 38,399 shares were issued from treasury in 1995, 1994 and 1993, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1995, 190,247 shares are available for purchase under the plan.

     The Company has a long-term performance incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options are exercisable one year after the date of the grant for a period of time determined by the Company not to exceed ten years from the date of the grant.

   The table below summarizes transactions in the plan during 1995, 1994 and 1993.


-------------------------------------------------------------------------------------------------------------------
                                     1995                         1994                          1993
-------------------------------------------------------------------------------------------------------------------
                            Number of      Option price   Number of    Option price     Number of    Option price
                             shares         per share      shares        per share       shares        per share
-------------------------------------------------------------------------------------------------------------------
Options outstanding
  at January 1...........   633,087      $11.00--$24.20    626,534    $11.00--$24.20     425,776     $11.00--$19.75
Options granted..........   459,056      $18.63--$22.50      6,553    $15.75--$15.88     214,444     $21.00--$24.20
Options exercised........   (44,842)     $12.50--$17.75                                  (13,686)    $12.50--$19.75
Options expired..........  (151,697)     $17.75--$22.00
Options outstanding
  at December 31,........   895,604      $11.00--$24.20    633,087    $11.00--$24.20     626,534     $11.00--$24.20
===================================================================================================================
Options exercisable
  at December 31,........   486,548      $11.00--$24.20    626,534    $11.00--$24.20     412,090     $11.00--$19.75
===================================================================================================================

     Options were exercised for cash and the surrender of 34,555 and 5,739 previously outstanding shares in 1995 and 1993, respectively, resulting in the net issuance of 10,287 shares in 1995 and 7,947 shares in 1993. No options were exercised in 1994. Options to purchase 319,947 shares were available at December 31, 1995 for future grants.

     The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was zero in 1995, 1994 and 1993, respectively.

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

Restricted stock bonus

The Company has granted an initial stock bonus of 50,000 shares of the Company's common stock to its chief executive officer of which 5,000 shares were paid to him immediately, and the balance of the shares were registered in his name and are being held by the Company for delivery to him in installments of 15,000 shares each on October 2, 1996, 1997, and 1998 if he is employed by the Company on those dates.

     The remaining shares subject to forfeiture provisions have been recorded as unearned compensation and are presented as a separate component of shareholders' equity. The unearned compensation is being charged to selling, administrative and general expenses over the three-year vesting period and was $153 in 1995.

--------------------------------------------------------------------------------
NOTE 9--BUSINESS SEGMENTS

The Company operates primarily in one business segment--the manufacture and sale of industrial chemical specialty products. The Company has both U.S. and non-U.S. operations which are summarized for 1995, 1994 and 1993 as follows:

                                                       ----------------------------------
                                                          1995         1994       1993
                                                       ----------------------------------
Net sales
  United States......................................    $102,651    $ 97,338    $110,067
  Europe.............................................      99,222      80,624      74,090
  Asia/Pacific.......................................      18,715      14,912      10,702
  South America......................................       6,450       1,802         145
                                                       ----------------------------------
  Consolidated.......................................    $227,038    $194,676    $195,004
                                                       ==================================
Income (loss) before taxes
  United States......................................     $ 3,357     $ 7,960     $ 5,164
  Europe.............................................      13,344      11,076      10,745
  Asia/Pacific.......................................       2,214       1,630         844
  South America......................................      (1,188)     (1,163)       (192)
                                                       ----------------------------------
  Operating profit...................................      17,727      19,503      16,561
  Repositioning credits (charges)....................                     525     (11,900)
  Nonoperating expenses..............................      (5,630)     (5,107)     (6,838)
  Equity in net (loss) income of associated companies         (78)        779       1,001
  Minority interest in net income of subsidiaries....        (444)       (382)       (348)
                                                       ----------------------------------
  Consolidated.......................................    $ 11,575    $ 15,318    $ (1,524)
                                                       ==================================
Identifiable assets
  United States......................................    $ 52,262    $ 51,255    $ 70,889
  Europe.............................................      66,498      65,845      55,427
  Asia/Pacific.......................................      11,246       8,685       6,350
  South America......................................       3,989       1,426         638
  Investments in associated companies................      10,715       9,885       6,224
  Nonoperating assets................................      40,698      33,076      31,457
                                                       ----------------------------------
  Consolidated.......................................    $185,408    $170,172    $170,985
                                                       ==================================

     Transfers between geographic areas are not material. Operating profit comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operations, interest expense, interest income and license fees from nonconsolidated associates. Nonoperating assets, consisting primarily of cash equivalents and short-term investments, have not been included with identifiable assets. No single customer accounted for 10% of net sales in 1995, 1994 or 1993. A substantial portion of consolidated sales on a global basis are made to the steel industry (see Classification of Products by Markets Served), and as a result, accounts receivable generally reflect a similar distribution of receivables from customers in these markets.

--------------------------------------------------------------------------------
NOTE 10--BUSINESS ACQUISITIONS AND DIVESTITURES

During the three years ended December 31, 1995, the Company completed the acquisitions or divestitures set forth below. Each acquisition was accounted for as a purchase, and, accordingly, the purchase price has been allocated where appropriate between the fair value of identifiable net assets acquired and the excess of cost over net assets of acquired companies. The consolidated financial statements include the operating results of each business acquired from the date of acquisition. Pro forma results of operations have not been presented for any of the acquisitions or divestitures because the effects of these transactions were not material.

     Effective May 31, 1995, the Company acquired 90% of the common stock of Celumi S.A., a metalworking chemical specialty business in Brazil for approximately $7,700 in cash and notes. The excess of cost over the estimated fair value of net assets acquired amounted to approximately $6,500 which has been accounted for as goodwill and is being amortized over 20 years.

     On March 29, 1995, the Company entered into an agreement with Wuxi Oil Refinery, for the creation of a joint venture in The People's Republic of China. The Company's initial contribution to the venture, which was partially funded in 1995, will be less than a $1,000 in cash and certain assets related to the formulation, manufacture and sale of chemical specialty products for the steel industry.

     Effective December 28, 1994, the Company acquired for approximately $1,800 in cash certain assets relating to the formulation, manufacture, and sale of cutting fluids from Perstorp AB, a Swedish company.

     Pursuant to the plans identified in the Company's 1993 repositioning program (see Note 2), the sales of certain of the Company's businesses and assets were completed in 1994. Effective November 7, 1994, the Company completed the sale of the flooring business of QCP for approximately $2,800. In addition, effective October 20, 1994 and October 1, 1994, respectively, the Company completed the sale of its Verona, Italy and Pomona, California manufacturing facilities, which had ceased production in 1993 and mid-1994, for approximately $2,600 in cash and $200 due within one year. Effective September 30, 1994, the Company completed the sale of the coatings and waterproofing business of QCP for approximately $8,100.

     On March 24, 1994, the Company entered into an agreement with Fluid Recycling Services, Incorporated for the creation of a 50/50 joint venture. During 1994 and 1995, the Company made cash investments and advances of approximately $4,500 and $2,000, respectively, with additional investments expected over the next few years based on the growth of the venture.

     Effective May 14, 1993, the Company acquired for approximately $10,700 in cash 100% of the common stock of Raffineries de l'Ile de France (RIF), a metalworking chemical specialty business in France. The excess of cost over the estimated fair value of net assets acquired amounted to approximately $5,700 million which has been accounted for as goodwill and is being amortized over 20 years.

     As part of a plan to exit from the petroleum production chemicals market, effective July 27, 1993, the Company completed the sale of its petroleum production chemical operations' assets, the principal component of which was the SULFA-SCRUB(R) patents and technology, to the Petrolite Corporation for $6,500 in cash, $2,000 due within three years and future royalty payments. In addition, the agreement of sale provides that the Petrolite Corporation grant back to the Company a license to sell products incorporating the technology in certain markets not serviced by the Petrolite Corporation.

--------------------------------------------------------------------------------
NOTE 11--COMMITMENTS AND CONTINGENCIES

A wholly-owned non-operating subsidiary of the Company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. Although there can be no assurance regarding the outcome of existing claims proceedings, the subsidiary believes that it has made adequate accruals for all potential uninsured liabilities related to claims of which it is aware. At December 31, 1995, the subsidiary has accrued approximately $500 to provide for anticipated uninsured claims-related liabilities. In addition, in 1995 the subsidiary received a cash payment of $2,500 from one of its insurance carriers in settlement over certain disputed coverage.

     The Company has accrued for certain environmental investigatory and noncapital remediation costs consistent with the policy set forth in Note 1. In 1994, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly-owned subsidiary. Pursuant to a plan submitted to and approved by the Santa Ana California Regional Water Quality Board, a remediation effort was undertaken by ACP during 1995. The Company believes that the potential uninsured liability associated with the completion of the remediation effort ranges from $800 to $1,100, for which the Company has accrued approximately $800. Additionally, although there can be no assurance regarding the outcome of other environmental matters, the Company believes that it has made adequate accruals for costs associated with other environmental problems of which it is aware. At December 31, 1995 and 1994, the Company has accrued approximately $600 and $400, respectively, to provide for such anticipated future environmental assessments and remediation costs.

Quaker Chemical Corporation
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Quaker Chemical Corporation (the "Company") and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
February 21, 1996

Quaker Chemical Corporation
ELEVEN-YEAR FINANCIAL SUMMARY

                                                                                  1995               1994(1)               1993(2)
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data and number of employees)

Summary of Operations
Net sales ..........................................................           $ 227,038            $ 194,676            $ 195,004
Income (loss) before
  taxes and cumulative
  effect of change in
  accounting principle .............................................              11,575               15,318               (1,524)
Cumulative effect of
  change in accounting
  for postretirement benefits
Net income (loss) ..................................................               6,688                9,402               (1,758)
Per share (3)
  Income (loss) before
    cumulative effect of change
    in accounting principle ........................................                 .76                 1.03                 (.19)
  Cumulative effect of
    change in accounting
    for postretirement benefits
  Net income (loss) ................................................                 .76                 1.03                 (.19)
  Dividends ........................................................                 .68              .63 1/2               .60 1/2
Financial Position
Current assets .....................................................              86,718               83,400               84,387
Current liabilities ................................................              60,868               42,754               42,642
Working capital ....................................................              25,850               40,646               41,745
Property, plant and equipment, net .................................              56,309               51,694               55,541
Total assets .......................................................             185,408              170,172              170,985
Long-term debt, notes payable and capital leases ...................               9,300               12,207               16,095
Shareholders' equity ...............................................              93,992               93,677               91,383
Other Data
Current ratio ......................................................               1.4/1                2.0/1                2.0/1
Capital expenditures (4) ...........................................               9,833                9,255                8,960
Net income (loss) as a % of
  net  sales (5) ...................................................                 2.9%                 4.8%                (0.9)%
Return on average
  shareholders' equity (5) .........................................                 7.1%                10.2%                (1.8)%
Shareholders' equity per share at end
  of year (3) ......................................................               10.85                10.62                 9.89
Common stock price per share range (3):
  High .............................................................                  19                19 1/2               24 5/8
  Low ..............................................................                  11                14 3/4               14 1/4
Number of shares outstanding at end
  of year (3) ......................................................               8,664                8,819                9,242
Number of employees at end of year:
  Consolidated subsidiaries ........................................                 870                  743                  865
  Associated companies .............................................                 235                  212                  141


                                                                         1992              1991             1990             1989
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales .....................................................       $ 212,491         $ 191,051        $ 201,474        $ 181,660
Income (loss) before
  taxes and cumulative
  effect of change in
  accounting principle ........................................          19,045            16,888           22,580           19,647
Cumulative effect of
  change in accounting
  for postretirement benefits .................................                            (5,675)
Net income (loss) .............................................          12,098             5,115           14,106           12,840
Per share (3)
  Income (loss) before
    cumulative effect of change
    in accounting principle ...................................            1.33              1.20             1.51             1.35
  Cumulative effect of
    change in accounting
    for postretirement benefits ...............................                              (.63)
  Net income (loss) ...........................................            1.33               .57             1.51             1.35
  Dividends ...................................................             .57               .53              .47              .41
Financial Position
Current assets ................................................          85,567            82,725           84,833           75,427
Current liabilities ...........................................          28,126            36,592           40,342           27,848
Working capital ...............................................          57,441            46,133           44,491           47,579
Property, plant and equipment, net ............................          52,179            48,661           46,315           36,539
Total assets ..................................................         166,613           159,121          152,408          131,430
Long-term debt, notes payable and capital leases ..............          18,604             5,219            5,453            5,665
Shareholders' equity ..........................................         101,642            98,898           99,113           90,440
Other Data
Current ratio .................................................           3.0/1             2.3/1            2.1/1            2.7/1
Capital expenditures (4) ......................................           7,226             8,420           12,663            7,553
Net income (loss) as a % of
  net  sales (5) ..............................................             5.7%              5.6%             7.0%             7.1%
Return on average
  shareholders' equity (5) ....................................            12.1%             10.9%            14.9%            14.8%
Shareholders' equity per share at end
  of year (3) .................................................           11.06             10.95            11.11             9.55
Common stock price per share range (3):
  High ........................................................              26             22 1/4           19 1/4           15 5/8
  Low .........................................................          18 3/4             15               12               12 1/2
Number of shares outstanding at end
  of year (3) .................................................           9,188             9,028            8,921            9,473
Number of employees at end of year:
  Consolidated subsidiaries ...................................             842               840              819              829
  Associated companies ........................................             130               187              261              154



                                                                           1988            1987             1986             1985
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales ......................................................        $166,662         $147,455         $128,059         $122,745
Income (loss) before
  taxes and cumulative
  effect of change in
  accounting principle .........................................          18,939           17,511           14,103           12,872
Cumulative effect of
  change in accounting
  for postretirement benefits
Net income (loss) ..............................................          11,731           10,423            8,530            7,580
Per share (3)
  Income (loss) before
    cumulative effect of change
    in accounting principle ....................................            1.21             1.05              .84              .73
  Cumulative effect of
    change in accounting
    for postretirement benefits
  Net income (loss) ............................................            1.21             1.05              .84              .73
  Dividends ....................................................             .37              .34              .29              .26
Financial Position
Current assets .................................................          69,326           66,633           58,460           57,529
Current liabilities ............................................          26,924           29,447           16,207           19,440
Working capital ................................................          42,402           37,186           42,253           38,089
Property, plant and equipment, net .............................          32,821           32,622           29,472           24,612
Total assets ...................................................         121,125          118,367           98,512           93,891
Long-term debt, notes payable and capital leases ...............           5,000            5,000            8,735            9,025
Shareholders' equity ...........................................          82,884           78,079           66,654           59,200
Other Data
Current ratio ..................................................           2.6/1            2.3/1            3.6/1            3.0/1
Capital expenditures (4) .......................................           5,295            3,705            5,223            6,139
Net income (loss) as a % of
  net  sales (5) ...............................................             7.0%             7.1%             6.7%             6.2%
Return on average
  shareholders' equity (5) .....................................            14.6%            14.4%            13.6%            14.0%
Shareholders' equity per share at end
  of year (3) ..................................................            8.57             8.08             6.71             5.67
Common stock price per share range (3):
  High .........................................................           16 1/8              18            13 5/8            9 1/8
  Low ..........................................................           11 3/8               9             8                6
Number of shares outstanding at end
  of year (3) ..................................................           9,669            9,644            9,935           10,440
Number of employees at end of year:
  Consolidated subsidiaries ....................................             832              824              795              785
  Associated companies .........................................             150              140              134              136

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

(5) Calculated for 1991 using $10,790 which is the net income before the cumulative effect of change in accounting principle.

                                      30-31

SUPPLEMENTAL FINANCIAL INFORMATION

Classification of Products by Markets Served (unaudited)

Consolidated net sales comprise chemical specialty and other products classified by markets served as follows:

                                                                (Dollars in thousands)
                    --------------------------------------------------------------------------------------------
                         1995               1994                1993               1992                1991
                    --------------------------------------------------------------------------------------------
Steel...........    $103,765   46%     $ 90,549   47%      $ 89,255   46%     $ 94,483   44%     $ 78,357    41%
Metalworking....      85,949   38        68,576   35         57,826   30        58,719   28        51,106    27
Pulp and paper..      16,049    7        13,010    7         12,169    6        15,042    7        16,760     9
Other...........      21,275    9        22,541   11         35,754   18        44,247   21        44,828    23
                    --------------------------------------------------------------------------------------------
                    $227,038  100%     $194,676  100%      $195,004  100%     $212,491  100%     $191,051   100%
                    ============================================================================================

     Information on Quaker's markets appears on the inside front cover of this report.

Quarterly Results (unaudited)

                                                                     (Dollars in thousands except per share data)
-----------------------------------------------------------------------------------------------------------------
                                                                     First      Second        Third       Fourth
                                                                    ---------------------------------------------
1995
Net sales.....................................................      $54,527      $59,035    $57,872      $55,604
Operating income (1)..........................................        3,282        3,770      3,408          973
Net income....................................................        1,915        2,471      2,099          203
Net income per share..........................................         $.22         $.28       $.24         $.02

1994
Net sales.....................................................      $45,093      $47,347    $50,117      $52,119
Operating income (1 and 2)....................................        3,356        3,213      3,754        3,191
Net income....................................................        2,249        2,191      2,353        2,609
Net income per share..........................................         $.24         $.24       $.26         $.29
1993
Net sales.....................................................      $48,361      $51,343    $48,441      $46,859
Operating income (loss) (1 and 3).............................        3,594         (919)     1,092       (7,274)
Net income (loss).............................................        2,724         (449)       730       (4,763)
Net income (loss) per share...................................         $.30        $(.05)      $.08        $(.52)


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

Stock Market and Related Security Holder Matters

During the past two years, the common stock of the Company has been traded in the National Over-the-Counter market at the price ranges indicated below, and the following quarterly dividends per share have been declared as indicated:

                                                  Range of NASDAQ System Quotations          Dividends Declared
------------------------------------------------------------------------------------------------------------------
                                                 1995                      1994                1995        1994
------------------------------------------------------------------------------------------------------------------
                                         High           Low         High           Low
First quarter......................      $19          $14 1/2        $19 1/2       $14 3/4       $.17     $.15 1/2
Second quarter.....................       18           14 1/2         18 3/4        16            .17      .15 1/2
Third quarter......................       17 1/2       15             18 3/4        17 1/4        .17      .15 1/2
Fourth quarter.....................       18 1/2       11             18 3/4        17 1/4        .17      .17
------------------------------------------------------------------------------------------------------------------

As of January 15, 1996, there were 1,013 shareholders of record of the Company's common stock, $1 par value, its only outstanding class of equity securities.

                                ----------------

Copies of the Company's Form 10-K for the year ended December 31, 1995 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation, Attention: Irene M. Kisleiko, Assistant Corporate Secretary, Conshohocken, PA 19428.

                                ----------------

                                       32