Form 10-K, Exhibit 13
period 1996-12-31
QUAKER CHEMICAL CORP
filed 1997-03-27
CIK 81362

EXHIBIT 13
                        QUAKER CHEMICAL CORPORATION
                             Financial Review

                            1996 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations........................... 16

Consolidated Statement of Operations.................................... 19

Consolidated Balance Sheet.............................................. 20

Consolidated Statement of Cash Flows.................................... 21

Consolidated Statement of Shareholders' Equity.......................... 22

Notes to Consolidated Financial Statements.............................. 23

Report of Independent Accountants....................................... 31

Eleven-Year Financial Summary........................................... 32

Supplemental Financial Information...................................... 34

                        QUAKER CHEMICAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

1996 Repositioning of Operations
and Impairment of Long-Lived Assets

     In 1996, Quaker Chemical Corporation (the "Company") announced and implemented a series of measures designed to improve manufacturing capacity utilization, responsiveness to customers, operating efficiencies, and return on assets. The consolidated statement of operations for 1996 included total pre-tax charges of $24.5 million ($16.9 million after tax, or $1.96 per share) related to these initiatives. Of the total charges, $19.2 million was reflected as "Repositioning charges" and the remaining amount was shown net of tax ($3.4 million) under the caption "Asset impairment charge on equity investment."

     The plan of action included (i) the closure of one of two manufacturing plants in the U.S., (ii) the closure of a sales and distribution office and streamlining of research and other functional activities in Europe, and (iii) other workforce reductions. The closure of a manufacturing facility in the U.S. and a sales and distribution office in Europe were substantially completed in 1996. The completion of the plan will result in workforce reductions of approximately 90 employees by the end of 1997. The Company expects annualized pre-tax cost savings in the range of $4 million (approximately one fourth of which will be reduced depreciation expense) from these measures, a portion of which will be realized in 1997.

     In addition, the charges also included an asset impairment on goodwill related to a Spanish subsidiary. The asset impairment charge against the equity investment represents the write-down of the Company's investment in its Fluid Recycling Services Company ("FRS") joint venture.

     Asset impairments represent charges arising from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The charge related to a Spanish subsidiary resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, current and projected capacity utilization, and other strategic factors. The determination to write down the Company's investment in FRS was made after extensive analysis of FRS's past performance and future prospects compared to the Company's level of investment. In evaluating both of these operations, management did not believe that future cash flows would be adequate to recover the carrying value of these assets.

     The components of the pre-tax charges as well as balances remaining at December 31, 1996, were as follows:

                              Amounts Charged
                        ---------------------------
                                                      Amount    Remaining
(Dollars in thousands)  Cash    Non-cash    Total    utilized   liability
---------------------------------------------------------------------------
Severance, other
 employee
 benefits, and
 facility closure
 costs................  $7,705             $ 7,705    $ 2,355       $5,350
Asset write-offs                 $10,332    10,332     10,332
Goodwill
 impairment...........             1,193     1,193      1,193
                        ------   -------   -------    -------      -------
   Subtotal...........   7,705    11,525    19,230     13,880        5,350
FRS investment
 impairment...........             5,225     5,225      5,225
                        ------   -------   -------    -------      -------
Total repositioning
 charges..............  $7,705   $16,750   $24,455    $19,105       $5,350
                        ======   =======   =======    =======       ======

     Of the remaining liability at December 31, 1996, which principally consists of payments for termination benefits related to the workforce reductions, approximately $5 million was classified as current.

Liquidity and Capital Resources
     Management believes that the Company is capable of generating adequate cash to meet the needs of current operations and to fund strategic initiatives.

     Net cash flow provided by operating activities amounted to $28.0 million in 1996 compared to $7.3 million in 1995. The increase principally resulted from higher operating earnings (excluding the impact of repositioning and asset impairment charges) and improved management of working capital.

     Net cash used in investing activities decreased to $6.3 million in 1996 from $17.5 million in 1995. The decrease was due mainly to declines in both business acquisition spending (none in 1996 compared to $7.7 million in 1995) and expenditures for property, plant, and equipment ($6.9 million in 1996 versus $9.8 million in 1995). Investments and advances of approximately $2.0 million during 1996 in the Company's FRS joint venture were about the same as 1995.

     In addition to the items noted above, the Company made payments of $12.2 million in 1996 to reduce outstanding debt and $1.6 million to purchase 125,000 shares of the Company's common stock as part of a share repurchase program. As a result, the Company's net cash position (cash and cash equivalents less short-term borrowings and current portion of long-term debt, notes payable, and capital leases) increased $9.4 million in 1996 compared to a decrease of $21.6 million in 1995. The current ratio was 1.4 to 1 in both 1996 and 1995.

     The majority of expenditures for property, plant, and equipment in 1996 included upgrades of manufacturing capabilities at various locations. Capital expenditures for 1997 are expected to be in the range of $7-9 million and include various upgrades of manufacturing capabilities in the U.S. and Europe, and an estimated $1 million for environmental and regulatory compliance. Also, as outlined above, cash outlays associated with the 1996 repositioning program are anticipated to be approximately $5 million in 1997.

     The Company has $10 million in a line of credit and believes that additional borrowings through banks or the private placement market could be negotiated at competitive rates, based on its debt-equity ratio and current levels of operating performance.

Operations

Comparison of 1996 with 1995
     Consolidated net sales for 1996 increased $13.2 million (6%) over 1995. The sales growth was a result of (i) a 3% increase in volume, (ii) a 4% improvement in price/mix resulting primarily from better pricing, mainly in Europe, and an overall positive shift in sales mix, (iii) a 1% increase associated with a 1995 acquisition in Brazil, offset by (iv) a 2% negative impact from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The volume improvement for the year was attributable primarily to continued sales growth in the Asia/Pacific markets and increased sales in certain markets in the U.S. Sales in the major U.S. markets were steady throughout most of the year, but slowed somewhat in the fourth quarter. In Europe, sales were steady during the first three quarters and then picked up in the fourth quarter primarily as a result of strong demand from the European steel industry.

     Operating income (excluding repositioning charges in 1996) increased to $15.2 million from $11.4 million in 1995. The improvement was due in large part to the higher level of net sales combined with an increased gross margin percentage. The Company's gross margin as a percentage of net sales improved 2.2% points, when compared to 1995, mainly as a result of the benefits of pricing initiatives, particularly in Europe, a more favorable sales mix, and stable raw material costs. Selling, administrative, and general expenses as a percentage of net sales increased approximately 1% point primarily as a result of increased spending in geographic and product growth areas, other strategic initiatives, and an additional provision of $1.3 million in the fourth quarter of 1996 for estimated future remediation costs related to certain soil and groundwater contamination at a subsidiary's facility in California.

     The increase in equity in net income from associated companies for both the fourth quarter and full year was due primarily to higher earnings from the Company's Mexican and Venezuelan affiliates and reduced business development costs in the Company's FRS joint venture. The negative influence of currency translation on net income in 1996 was approximately $.08 per share compared to a positive impact of $.07 per share in 1995.

Comparison of 1995 with 1994
     Consolidated net sales for 1995 increased $32.4 million (17%) over 1994. The sales growth was a result of (i) a 5% increase in volume, (ii) a 4% improvement in price/mix primarily resulting from a series of price increases, (iii) a 5% positive impact from currency translation, and (iv) a 3% increase associated with acquisitions in Europe and Brazil. The volume improvement for the year was attributable primarily to increased core market sales in Europe and continued sales growth in the Asia/Pacific markets. Sales in the major U.S. markets were strong in the first half of 1995, but slowed somewhat in the second half as customer production levels declined in order to work down earlier buildups of inventories. In Europe, sales were strong throughout most of the year (despite a strike in France in the latter part of the fourth quarter) due to the strength of the economies in that region.

Operating income decreased from $13 million (after a $.5 million repositioning credit recorded in 1994) to $11.4 million in 1995. The decrease was due to a range of factors, the most significant of which were reduced margins associated with raw material cost inflation not covered by selling price increases, a less favorable sales mix, and increased expenses, particularly in the fourth quarter, related to staff reductions in some areas and regional growth initiatives in others. The Company's gross profit margin as a percentage of net sales decreased 2.8% points, when compared to 1994, mainly as a result of the aforementioned raw material cost inflation, which did not show any abatement until well into the second half of 1995. Selling, administrative, and general expenses as a percentage of net sales decreased 1.1% points as the positive leverage effect of higher sales offset the above-noted increases in expense.

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

General
     The Company is involved in environmental clean-up activities or litigation in connection with an existing plant location and former waste disposal sites (see Note 11). This involvement is not expected to have, a material effect on the Company's results of operations or financial condition.

     The Company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 50-57% of the consolidated sales. In the same period, these subsidiaries accounted for approximately 59-81% of consolidated operating profit (see Note 9). The greater profitability of non-U.S. sales during this period is attributable to higher unit selling prices and lower fixed overhead and selling costs.

                   CONSOLIDATED STATEMENT OF OPERATIONS

                                                       Year Ended December 31,
                                                  --------------------------------------
(Dollars in thousands except per share amounts)          1996        1995        1994
----------------------------------------------------------------------------------------
Net sales                                              $240,251    $227,038    $194,676
Costs and expenses:
  Cost of goods sold..............................      138,199     135,490     110,732
  Selling, administrative, and general expenses...       86,853      80,115      70,955
  Repositioning charges (credits).................       19,230                    (525)
                                                       --------    --------    --------
                                                        244,282     215,605     181,162
                                                       --------    --------    --------
Operating (loss) income...........................       (4,031)     11,433      13,514
Other income, net (Note 1)........................        1,508       2,090       2,253
Interest expense..................................       (1,906)     (1,712)     (1,303)
Interest income...................................          432         286         457
                                                       --------    --------    --------
(Loss) income before taxes........................       (3,997)     12,097      14,921
Taxes on income...................................          466       4,887       5,916
                                                       --------    --------    --------
                                                         (4,463)      7,210       9,005
Equity in net income (loss) of associated companies         480         (78)        779
Asset impairment charge on equity investment.......      (3,445)
Minority interest in net income of subsidiaries....        (171)       (444)       (382)
                                                       --------    --------    --------
  Net (loss) income................................     $(7,599)   $  6,688    $  9,402
Per share data:
  Net (loss) income................................       $(.88)       $.76       $1.03
  Dividends........................................         .69         .68     .63 1/2

The accompanying notes are an integral part of these financial statements.

                                 CONSOLIDATED BALANCE SHEET

                                                                            December 31,
                                                                         ----------------------
(Dollars in thousands except per share amounts)                              1996         1995
-----------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents (Note 1)...................................   $  8,525     $  7,230
  Accounts receivable, less allowances for doubtful accounts
    of $1,005 in 1996 and $939 in 1995.................................     45,564       46,965
  Inventories (Notes 1 and 4)
    Raw materials and supplies.........................................      9,094       10,964
    Work in process and finished goods.................................     11,947       10,669
  Deferred income taxes (Note 5).......................................      4,840        1,415
  Prepaid expenses and other current assets............................      6,582       10,132
                                                                           -------      -------
      Total current assets.............................................     86,552       87,375
                                                                           -------      -------
Investments in and advances to associated companies (Notes 1 and 3)....      3,941       10,058
                                                                           -------      -------
Property, plant, and equipment, at cost (Note 1)
  Land.................................................................      6,586        7,279
  Buildings and improvements...........................................     32,680       40,232
  Machinery and equipment..............................................     58,220       70,010
  Construction in progress.............................................      1,476        1,068
                                                                           -------      -------
                                                                            98,962      118,589
  Less accumulated depreciation........................................     55,002       62,280
                                                                           -------      -------
      Total property, plant, and equipment, net........................     43,960       56,309
                                                                           -------      -------
Goodwill (Note 1)......................................................     16,222       18,973
Deferred income taxes (Note 5).........................................      9,278        5,349
Other noncurrent assets (Note 1).......................................      5,655        7,344
                                                                           -------      -------
      Total noncurrent assets..........................................     31,155       31,666
                                                                           -------      -------
        Total assets...................................................   $165,608     $185,408
                                                                          ========     ========
Liabilities and Shareholders' Equity
Current liabilities
  Short-term borrowings, current portion of long-term debt,
    notes payable, and capital leases (Note 7).........................   $ 17,404     $ 25,548
  Accounts payable.....................................................     23,386       20,969
  Dividends payable....................................................      1,508        1,473
  Accrued liabilities..................................................
    Compensation.......................................................      7,097        5,671
    Other (Note 2).....................................................     12,746        6,721
  Accrued taxes on income (Note 5).....................................      1,893          486
                                                                           -------      -------
      Total current liabilities........................................     64,034       60,868
                                                                           -------      -------
Long-term debt, notes payable, and capital leases (Note 7).............      5,182        9,300
Deferred income taxes (Note 5).........................................      3,222        2,977
Accrued postretirement benefits (Note 6)...............................      8,898        8,809
Other noncurrent liabilities (Note 2)..................................      6,255        6,432
                                                                           -------      -------
      Total noncurrent liabilities.....................................     23,557       27,518
                                                                           -------      -------
        Total liabilities..............................................     87,591       88,386
                                                                           -------      -------
Minority interest in equity of subsidiaries (Note 1)...................      3,763        3,030
                                                                           -------      -------
Commitments and contingencies (Notes 1 and 11).........................
Shareholders' equity (Note 8)
  Common stock, $1.00 par value; authorized 30,000,000 shares;
    issued (including treasury shares) 9,664,009 shares................      9,664        9,664
  Capital in excess of par value.......................................        634          780
  Retained earnings....................................................     74,317       87,852
  Unearned compensation................................................       (459)        (722)
  Foreign currency translation adjustments.............................      6,475       12,333
                                                                           -------      -------
                                                                            90,631      109,907
  Treasury stock, shares held at cost; 1996-1,044,452, 1995-999,924....     16,377       15,915
                                                                           -------      -------
      Total shareholders' equity.......................................     74,254       93,992
                                                                           -------      -------
        Total liabilities and shareholders' equity.....................   $165,608     $185,408
                                                                          ========     ========

The accompanying notes are an integral part of these financial statements.


                   CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                        Year Ended December 31,
                                                                  ----------------------------------
(Dollars in thousands)                                                1996        1995        1994
----------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net (loss) income.............................................   $ (7,599)   $  6,688    $  9,402
  Adjustments to reconcile net (loss) income to net cash
   provided by operating activities:
     Depreciation...............................................      6,347       6,764       6,524
     Amortization...............................................      2,361       1,883         726
     Equity in net (income) loss of associated companies........       (480)         78        (779)
     Minority interest in earnings of subsidiaries..............        171         444         382
     Proceeds from insurance settlement.........................                  2,500
     Deferred income taxes......................................     (3,658)       (499)       (159)
     Deferred compensation and other postretirement benefits....        952        (585)       (421)
     Repositioning and asset impairment charges, net............     21,534      (1,546)     (3,643)
     Other, net.................................................        541        (464)       (485)
  Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:
     Accounts receivable........................................        305      (1,513)     (7,341)
     Inventories................................................        132      (2,771)     (2,126)
     Prepaid expenses and other current assets..................       (148)     (2,389)     (1,837)
     Accounts payable and accrued liabilities...................      6,017      (1,357)      4,211
     Accrued taxes on income....................................      1,475          58         (25)
                                                                   --------    --------    --------
       Net cash provided by operating activities................     27,950       7,291       4,429
                                                                   --------    --------    --------

Cash flows from investing activities
  Short-term investments........................................                              1,000
  Dividends from associated companies...........................      1,406         565       1,022
  Investments in property, plant, equipment, and other assets...     (6,923)     (9,833)     (9,255)
  Companies/businesses acquired excluding cash..................                 (7,728)     (1,800)
  Investments in and advances to associated companies...........     (2,039)     (1,970)     (4,482)
  Proceeds from sale of patent, production technology,
    and other assets............................................        830       2,000       2,591
  Proceeds from sale of subsidiary..............................                             10,864
  Other, net....................................................        428        (576)        463
                                                                   --------    --------    --------
      Net cash (used in) provided by investing activities.......     (6,298)    (17,542)        403
                                                                   --------    --------    --------

Cash flows from financing activities
  Net (decrease) increase in short-term borrowings..............     (7,438)     15,923       2,999
  Long-term debt, notes payable, and capital leases incurred....                  2,155
  Repayment of long-term debt, notes payable, and capital leases     (4,796)     (3,857)     (3,904)
  Dividends paid................................................     (5,936)     (5,973)     (5,695)
  Treasury stock issued.........................................        979       1,439         617
  Treasury stock acquired.......................................     (1,587)     (3,594)     (8,241)
                                                                   --------    --------    --------
      Net cash (used in) provided by financing activities.......    (18,778)      6,093     (14,224)
                                                                   --------    --------    --------
  Effect of exchange rate changes on cash.......................     (1,579)         43       1,444
                                                                   --------    --------    --------
    Net increase (decrease) in cash and cash equivalents........      1,295      (4,115)     (7,948)
    Cash and cash equivalents at beginning of year..............      7,230      11,345      19,293
                                                                   --------    --------    --------
    Cash and cash equivalents at end of year....................   $  8,525    $  7,230    $ 11,345
                                                                   ========    ========    ========
Supplemental cash flow disclosures
  Cash paid during the year for:
    Income taxes................................................   $  5,497    $  5,048    $  5,685
    Interest....................................................      2,040       1,776       1,419

The accompanying notes are an integral part of these financial statements.

              CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                              Foreign
                                              Capital in                                     currency
(Dollars in thousands               Common     excess of      Retained      Unearned       translation       Treasury
except per share amounts)            stock     par value      earnings    compensation     adjustments        stock         Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993....    $9,664         $ 529       $83,498                         $ 3,577       $ (5,885)     $91,383
  Net income....................                                 9,402                                                       9,402
  Dividends ($.63 1/2 per share)                                (5,763)                                                     (5,763)
  Shares acquired under
    repurchase program..........                                                                               (8,241)      (8,241)
  Shares issued for employee
    stock purchase plan.........                     106                                                          409          515
  Translation adjustment........                                                                 6,279                       6,279
  Other.........................                      14                                                           88          102
                                    ------         -----       -------           -----          ------       --------      -------
Balance at December 31, 1994....     9,664           649        87,137                           9,856        (13,629)      93,677
  Net income....................                                 6,688                                                       6,688
  Dividends ($.68 per share)....                                (5,973)                                                     (5,973)
  Shares acquired under
    repurchase program..........                                                                               (3,594)      (3,594)
  Shares issued upon exercise
    of options..................                    (141)                                                         141
  Shares issued for employee
    stock purchase plan.........                      68                                                          370          438
  Restricted stock bonus........                     175                         $(722)                           700          153
  Translation adjustment........                                                                 2,477                       2,477
  Other.........................                      29                                                           97          126
                                    ------         -----       -------           -----          ------       --------      -------

Balance at December 31, 1995....     9,664           780        87,852            (722)         12,333        (15,915)      93,992
  Net loss......................                                (7,599)                                                     (7,599)
  Dividends ($.69 per share)....                                (5,936)                                                     (5,936)
  Shares acquired under
    repurchase program..........                                                                               (1,587)      (1,587)
  Shares issued upon exercise
    of options..................                    (146)                                                         681          535
  Shares issued for employee
    stock purchase plan.........                                                                                  444          444
  Amortization of restricted
    stock bonus.................                                                   263                                         263
  Translation adjustment........                                                                (5,858)                     (5,858)
                                    ------         -----       -------           -----          ------       --------      -------
Balance at December 31, 1996....    $9,664         $ 634       $74,317           $(459)        $ 6,475       $(16,377)     $74,254
                                    ======         =====       =======           =====         =======       ========      =======

The accompanying notes are an integral part of these financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in thousands except share and per share amounts)

Note 1 - Significant Accounting Policies
     Principles of consolidation: All majority-owned subsidiaries are included in the Company's consolidated financial statements, with appropriate elimination of intercompany balances and transactions. The consolidated balance sheet includes total assets of $102,665 and $103,307 and total liabilities of $31,801 and $27,995 in 1996 and 1995, respectively, of non-U.S. subsidiaries. The consolidated statement of operations includes net income of non-U.S. subsidiaries of $4,415, $7,290, and $4,372 in 1996, 1995, and 1994, respectively. Investments in associated (less than majority owned) companies are stated at the Company's equity in their underlying net assets.

     Translation of foreign currency: Assets and liabilities of non-U.S. subsidiaries and associated companies are translated into U.S. dollars at the respective rates of exchange prevailing at the end of the year. Income and expense accounts are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are recorded directly in shareholders' equity and will be included in income only upon sale or liquidation of the underlying investment.

     Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories of the parent Company are valued at the lower of cost or market value, with cost determined using the last-in, first-out ("LIFO") cost method. Inventories of subsidiaries are valued primarily using the first-in, first-out ("FIFO") cost method, but not in excess of market value.

     Property, plant, and equipment: Property, plant, and equipment are recorded at cost, and capital leases are recorded at the present value of future minimum lease payments. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; machinery and equipment, 3 to 15 years; and capital leases are depreciated over the remaining life of the lease. At December 31, 1996 and 1995, $1,214 of leased equipment and accumulated depreciation thereon in the amount of $1,156 and $1,006 in 1996 and 1995, respectively, are included in property, plant, and equipment.

     Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are charged to expense.

     Goodwill: Goodwill consists primarily of intangible assets arising from acquisitions which are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). At December 31, 1996 and 1995, accumulated goodwill amortization amounted to $3,574 and $2,476, respectively.

     Capitalization of software: The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over their estimated economic lives, not to exceed three years. At December 31, 1996 and 1995, the amount capitalized was $3,372 and $3,369; accumulated amortization thereon amounted to $1,702 and $788, respectively.

     Pension and postretirement benefit plans: The Company's policy is to fund pension costs allowable for income tax purposes. See Note 6 for the accounting policies for pension and other postretirement benefits.

     Revenue recognition: Sales are recorded primarily when products are shipped to customers. Other income, principally license fees and royalties offset by miscellaneous expenses, is recorded when earned. License fees from nonconsolidated non-U.S. associates and royalties from third parties amounted to $1,505, $2,293, and $2,364 in 1996, 1995, and 1994,
respectively.

     Research and development costs: Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1996, 1995, and 1994 were $11,181, $11,307, and $9,919, respectively.

     Earnings per share: Earnings per share calculations are based on the weighted average number of shares outstanding during the year.

     Concentration of credit risk: Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash equivalents, short-term investments, and trade receivables. The Company invests temporary and excess cash in money market securities and financial instruments having maturities typically within 90 days. The Company has not experienced losses from the aforementioned investments.

     The Company sells its principal products to major steel, automotive, and related companies around the world. The Company maintains allowances for potential credit losses. Historically, the Company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S., however, such losses have not been material.

     Environmental liabilities and expenditures: Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs increase the value of the property from the date acquired or constructed and/or mitigate or prevent future contamination.

     Reclassifications: Certain reclassifications of prior years' data have been made to improve comparability.

     Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of net sales, and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

     Income taxes: Income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes."

     Accounting standard change: In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). See Note 2 for the effect of adoption. SFAS 121 establishes accounting standards for determining the impairment of long-lived assets, certain identifiable intangibles, and goodwill. The statement prescribes that an impairment loss is to be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and the estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is then recorded based on an estimate of future discounted cash flows.

Note 2 - Repositioning of Operations
and Impairment of Long-Lived Assets
     In 1996, the Company announced and implemented a series of measures designed to improve manufacturing capacity utilization, responsiveness to customers, operating efficiencies, and return on assets. The consolidated statement of operations for 1996 included total pre-tax charges of $24,455 ($16,912 after tax, or $1.96 per share) related to these initiatives. Of the total charges, $19,230 was shown as "Repositioning charges" in income before tax and the remaining $5,225, was shown net of tax ($3,445) under the caption "Asset impairment charge on equity investment."

     The plan of action related to the repositioning charges included (i) the closure of one of two manufacturing plants in the U.S., (ii) the closure of a sales and distribution office and streamlining of research and other functional activities in Europe, and (iii) other workforce reductions. The closure of a manufacturing facility in the U.S. and a sales and distribution office in Europe were substantially completed in 1996. The completion of the plan will result in workforce reductions of approximately 90 employees by the end of 1997.

     In addition, the charges also include an asset impairment on goodwill related to a Spanish subsidiary. The asset impairment charge against the equity investment represents the write-down of the Company's investment in its FRS joint venture.

     Asset impairments represent charges arising from the adoption of SFAS
121. The charge related to a Spanish subsidiary resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, current and projected capacity utilization, and other strategic factors. The determination to write down the Company's investment in FRS was made after extensive analysis of FRS's past performance and future prospects compared to the Company's level of investment. In evaluating both of these operations, management did not believe that future cash flows would be adequate to recover the carrying value of these assets.

     The components of the pre-tax charges as well as the balances remaining at December 31, 1996 were as follows:

                              Amounts Charged
                        ----------------------------
                                                        Amount    Remaining
                          Cash   Non-cash      Total   utilized   liability
---------------------------------------------------------------------------
Severance, other
  employee
  benefits, and
  facility closure
  costs...............  $7,705               $ 7,705    $ 2,355      $5,350
Asset write-offs......            $10,332     10,332     10,332
Goodwill
  impairment..........              1,193      1,193      1,193
                        ------    -------    -------    -------      ------
    Subtotal..........   7,705     11,525     19,230     13,880       5,350
FRS investment
  impairment..........              5,225      5,225      5,225
                        ------    -------    -------    -------      ------
Total repositioning
  charges.............  $7,705    $16,750    $24,455    $19,105      $5,350
                        ======    =======    =======    =======      ======

     Of the remaining liability at December 31, 1996, which principally consists of payments for termination benefits related to the workforce reductions, approximately $5,000 was classified as current.

     During 1994, the Company substantially completed actions associated with a prior repositioning program. These actions included the consolidation of certain facilities in the U.S.

and Europe; the sale of manufacturing facilities in Pomona, California and Verona, Italy; the divestment of the Quaker Construction Products, Inc. ("QCP") business, and workforce reductions. As of December 31, 1994, it was determined that the repositioning activities would be accomplished for less than originally anticipated and, accordingly, the Company reduced operating expenses by $525 ($347 after tax, or $.04 per share). As of December 31, 1996, cash outlays of approximately $392 and $1,482 remained in accrued liabilities and other noncurrent liabilities, respectively, and principally consist of payments for termination benefits related to the workforce reductions.

Note 3 - Associated Companies
     Summarized financial information of the associated companies (less than majority owned), in the aggregate, for 1996, 1995, and 1994 is as follows:

                                             1996        1995        1994
---------------------------------------------------------------------------
Current assets..........................   $20,848     $22,319     $25,377
Noncurrent assets.......................     7,291       8,273       8,960
Current liabilities.....................    12,647      14,136      15,030
Noncurrent liabilities..................     2,763       1,806       1,111

Net sales...............................   $53,481     $54,710     $49,949
Operating income........................     3,412       2,689       4,293
Income before taxes.....................     2,289         929       3,242
Net income..............................     1,252           9       1,725

Note 4 - Inventories
     Inventories valued under the LIFO method amounted to $6,792 and $6,387 at December 31, 1996 and 1995, respectively. The estimated replacement costs for these inventories using the FIFO method were approximately $7,268 and $7,259, respectively.

Note 5 - Taxes on Income
     Taxes on income included in the consolidated statement of operations consist of the following for the year ended December 31:

                                             1996        1995        1994
---------------------------------------------------------------------------
Current
  Federal...............................   $(3,838)     $  872      $1,708
  State.................................       193          53         122
  Foreign...............................     4,359       4,399       4,984
                                           -------      ------      ------
                                               714       5,324       6,814
Deferred
  Federal...............................      (488)        103        (495)
  Foreign...............................       240        (540)       (403)
                                           -------      ------      ------
Total...................................   $   466      $4,887      $5,916
                                           =======      ======      ======

     Total deferred tax assets and liabilities are comprised of the following at December 31:

                                        1996                  1995
---------------------------------------------------------------------------
                                               Non-                   Non-
                                 Current    current     Current    current
---------------------------------------------------------------------------
Retirement benefits...........    $  311                 $  238
Allowance for doubtful
  accounts....................       342                    319
FRS impairment................     1,780
Insurance and litigation
  reserves....................     1,192                    647
Postretirement benefits.......               $3,025                 $2,995
Supplemental retirement
  benefits....................                  677                    637
Performance incentives........                  204
Alternative minimum
  tax carryforward............                  683                    432
Amortization..................                  833                    524
Repositioning
  charges.....................       849      3,498         151        622
R&D expenses
  capitalized for tax.........                  245
Other.........................       366        113          60        139
                                  ------     ------      ------     ------
Total deferred
  tax assets..................    $4,840     $9,278      $1,415     $5,349
                                  ======     ======      ======     ======

Depreciation..................               $2,698                 $2,829
Other.........................                  524                    148
                                             ------                 ------
Total deferred tax
  liabilities.................               $3,222                 $2,977
                                             ======                 ======

     The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the year ended December 31:

                                             1996        1995        1994
---------------------------------------------------------------------------
Income tax (benefit)
  provision at the Federal
  statutory tax rate....................   $(1,359)     $4,113      $5,073
State income tax
  provisions, net.......................        54          35          81
Non-deductible
  entertainment and business
  meal expense..........................       200         177         176
Prior year tax settlement...............                               710
Non-deductible divestiture
  charges...............................                   503
Foreign taxes on earnings
  at rates different than the
  Federal statutory rate................     1,280          30         143
Miscellaneous items, net................       291          29        (267)
                                           -------      ------      ------
Taxes on income.........................   $   466      $4,887      $5,916
                                           =======      ======      ======

     U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1996 was approximately $69,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.

     The benefits of net operating loss carryforwards approximating $600, expiring from 1997 to 2001, have been recorded.

Note 6 - Employee Benefits
     Pension plans: The Company maintains various noncontributory retirement plans covering substantially all of its employees in the U.S. and certain other countries. The benefits for the plans are based on a number of factors, the most significant of which are years of service and levels of compensation either during employment or near retirement. The plans of the remaining non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87").

     On January 1, 1995, after determining that the plans of the Company's subsidiaries in the Netherlands are subject to the provisions of SFAS 87, the Company commenced reporting under this standard for these subsidiaries. The effect of adoption was not material.

     The pension costs for all plans include the following components:

                                             1996        1995        1994
---------------------------------------------------------------------------
Service cost-benefits earned
  during the period......................   $1,305      $1,149      $  880
Interest cost on projected
  benefit obligation.....................    3,347       3,314       2,449
Net investment (income)
  loss on plan assets:
    Actual...............................   (5,755)     (7,837)       (283)
    Deferral of difference
      between actual and
      expected income....................    1,897       4,373      (2,576)
Other amortization, net..................     (373)       (320)        (63)
                                            ------      ------      ------
Net pension costs of plans
  subject to SFAS 87.....................      421         679         407
Pension costs of plans not
  subject to SFAS 87.....................      274          98         962
                                            ------      ------      ------
Total pension costs......................   $  695      $  777      $1,369
                                            ======      ======      ======

     The following table summarizes the funded status of the Company's defined benefit pension plans, the largest of which is in the U.S., and the related amounts recognized in the Company's consolidated balance sheets as of December 31:

                                       1996                      1995
--------------------------------------------------------------------------------
                               Assets   Accumulated      Assets     Accumulated
                               exceed     benefits       exceed       benefits
                           accumulated      exceed    accumulated       exceed
                             benefits     assets(a)     benefits      assets(a)
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit
    obligation..............   $40,720      $ 2,583       $39,839       $ 2,556
                               -------      -------       -------       -------
  Accumulated benefit
    obligation..............    40,895        2,630        40,026         2,640
                               -------      -------       -------       -------
Projected benefit
  obligation (PBO) .........    45,772        2,693        44,788         2,817
Plan assets at
  market value .............    51,336                     47,857
                               -------      -------       -------       -------
Plan assets greater
  (less) than PBO...........     5,564       (2,693)        3,069        (2,817)
                               -------      -------       -------       -------
Unrecognized
  cumulative net
  (gain) loss...............    (3,699)         756        (1,792)           961
                               -------      -------       -------       -------
Unrecognized prior
  service costs.............     1,318                      1,722
                               -------      -------       -------       -------
Unrecognized transition
  obligation................    (3,275)          (6)       (4,041)           (7)
                               -------      -------       -------       -------
Accrued
  pension costs.............   $   (92)     $(1,943)      $(1,042)      $(1,863)
                               =======      =======       =======       =======

(a) Substantially all of this relates to nonqualified, unfunded supplemental pension plans.


     The U.S. funded plan is the largest plan. The significant assumptions for the U.S. plan were as follows:

                                             1996        1995        1994
---------------------------------------------------------------------------
Discount rate for projected
  benefit obligation....................    7.375%      7.375%        8.0%
Assumed long-term rates of
  compensation increases................      5.5%        5.5%        5.5%
Long-term rate of return
  on plan assets........................     9.25%       9.25%       9.25%

     All other pension plans used assumptions in determining the actuarial present value of the projected benefit obligations that are consistent with (but not identical to) those of the U.S. plan.

     Profit sharing plan: The parent Company also maintains a qualified profit sharing plan covering all employees other than those who are compensated on a commission basis. Contributions were $405 and $367 for 1996 and 1994, respectively. No contributions were made in 1995.

     Other postretirement and postemployment benefits: The Company has postretirement benefit plans that provide medical and life insurance benefits for certain retired employees of the parent Company. These benefits vary based on age, years of service, and retirement date. Coverage of health benefits under the plan may require the retiree to make payments where the insured equivalent costs exceed the Company's fixed contribution. The cost of the life insurance benefit plan, which provides a flat $2,000 per retiree, is noncontributory. Both the medical and life insurance plans are currently unfunded.

     The components of periodic postretirement benefit costs are as follows:

                                              1996        1995        1994
---------------------------------------------------------------------------
Service cost-benefits
  attributed to service
  during the period.....................      $ 77        $ 65        $ 67
Interest cost on accumulated
  benefit obligation
  and amortization......................       571         594         572
                                              ----        ----        ----
Postretirement benefit costs............      $648        $659        $639
                                              ====        ====        ====

     The status of the plan at December 31, 1996 and 1995 is as follows:

                                                       1996          1995
---------------------------------------------------------------------------
Retirees..........................................    $6,672        $6,877
Fully eligible active participants................        45            59
Other participants................................     1,379         1,199
                                                      ------        ------
Total accumulated postretirement
  benefit obligation..............................     8,096         8,135
Unrecognized actuarial gain.......................       802           674
                                                      ------        ------
Net unfunded postretirement
  benefit liability................................   $8,898        $8,809
                                                      ======        ======

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.375% in both 1996 and 1995.

     In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8.3% in 1996, gradually decreasing to 5.5% over 10 years. A 1% increase in the health care cost trend rate would increase aggregate service cost for 1996 by $39 and the accumulated postretirement benefit obligation as of December 31, 1996 by $573.

     The parent Company maintains a plan under which the Company will provide, in certain cases, supplemental retirement benefits to officers of the parent Company. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $262, $276, and $353 in 1996, 1995, and 1994, respectively, representing the annual accrued benefits under this plan.

Note 7 - Debt, Notes Payable, and Capital Leases
     Long-term debt, notes payable, and capital leases consisted of the following at December 31:

                                                        1996          1995
---------------------------------------------------------------------------
Industrial development authority
  monthly floating rate (3.85%
  at December 31, 1996) demand
  bonds maturing in 2014..........................    $5,000       $ 5,000
6.64% notes payable due July 8, 1997..............     3,333         6,667
Non-interest bearing notes
  payable due 1997................................       728         2,126
Capital leases....................................        54           112
Other debt obligations due 1997 to 1998,
  interest rates ranging to 10.8%.................       356           394
                                                      ------       -------
                                                       9,471        14,299
Less current portion..............................     4,289         4,999
                                                      ------       -------
                                                      $5,182       $ 9,300
                                                      ======       =======

     The 6.64% notes payable require semiannual principal payments of $1,667 beginning July 8, 1993 through 1997. The long-term financing agreements require the maintenance of certain financial covenants with which the Company is in compliance.

     During the next five years, payments of long-term debt and notes payable are as follows: $4,289 in 1997, $182 in 1998, and $0 in 1999, 2000, and 2001.

     At December 31, 1996, the Company had outstanding short-term borrowings with banks under non-confirmed lines of credit in the aggregate of $13,115. The weighted average interest rate on such borrowings was 5.7% during 1996. The parent Company also has available a $10,000 unsecured line of credit that is renewed annually. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at that time.

     At December 31, 1996 and 1995, the value at which these financial instruments are recorded is not materially different from their fair market value.

Note 8 - Shareholders' Equity
     Treasury stock is held for use by the various Company plans which require the issuance of the Company's common stock.

     The Company is authorized to issue 10,000,000 shares of preferred stock, $1.00 par value, subject to approval by the Board of Directors. The Board of Directors may designate one or more series of preferred stock and the number of shares, rights, preferences, and limitations of each series. No preferred stock has been issued.

     Under provisions of a stock purchase plan which permits employees to purchase shares of stock at 85% of the market value, 31,193 shares, 26,933 shares, and 29,736 shares were issued from treasury in 1996, 1995, and 1994, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1996, 159,054 shares are available for purchase.

     The Company has a long-term incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options are exercisable one year after the date of the grant for a period of time determined by the Company not to exceed ten years from the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation costs been determined based on the fair value at grant date for awards in 1996 and 1995 consistent with the provisions of SFAS 123, the Company's net
(loss) income and net (loss) income per share would have been reduced to the pro forma amounts indicated below:

                                                      1996           1995
---------------------------------------------------------------------------
Net (loss) income-as reported....................   $(7,599)        $6,688
Net (loss) income-pro forma......................    (8,139)         6,058
Net (loss) income per share-as reported..........      (.88)           .76
Net (loss) income per share-pro forma............      (.95)           .69

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                       1996          1995
---------------------------------------------------------------------------
Dividend yield...................................       3.9%          3.6%
Expected volatility..............................      22.5%         22.5%
Risk-free interest rate..........................      6.35%         5.53%
Expected life (years)............................         8             8


     The table below summarizes transactions in the plan during 1996, 1995, and 1994.

                                      1996                1995         1994
--------------------------------------------------------------------------------
                                           Weighted
                                            Average
                               Number      Exercise       Number        Number
                             of shares       Price      of Shares     of Shares
--------------------------------------------------------------------------------
Options outstanding at
  January 1,..............     894,854       $18.03       633,087       626,534
Options granted...........     290,070       $14.13       459,056         6,553
Options exercised.........     (48,678)      $11.00       (44,842)
Options expired...........    (128,117)      $19.49      (152,447)
Options outstanding at
  December 31,............   1,008,129       $17.06       894,854       633,087
                             =========       ======       =======       =======
Options exercisable at
  December 31,............     689,934       $19.01       486,548       626,534

     The following table summarizes information about stock options outstanding at December 31, 1996:

            Options Outstanding                          Options Exercisable
---------------------------------------------------   -------------------------
                              Weighted
                              Average      Weighted                    Weighted
  Range            Number       Con-        Average      Number         Average
of Exercise     Outstanding   tractual     Exercise   Exercisable      Exercise
  Prices        at 12/31/96     Life          Price   at 12/31/96       Prices
--------------------------------------------------------------------------------
$13.33-$21.00        93,500       1          $16.24        93,500        $16.24
$15.75-$24.20        62,000       2          $22.01        62,000        $22.01
$20.49               30,000       4          $20.49        30,000        $20.49
$12.50-$17.75       159,568       6          $15.36       159,568        $15.36
$19.75-$21.00        39,882       7          $20.99        39,882        $20.99
$15.88                  553       8          $15.88           553        $15.88
$17.50-$22.50       333,306       9          $18.96       304,431        $18.96
$12.38-$15.00       289,320      10          $14.13
-------------     ---------                               -------
$13.33-$24.20     1,008,129                               689,934
=============     =========                               =======

     Options were exercised for cash and the surrender of 34,555 previously outstanding shares in 1995, resulting in the net issuance of 48,678 shares in 1996 and 10,287 shares in 1995. No options were exercised in 1994. Options to purchase 218,377 shares were available at December 31, 1996 for future grants.

     The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was $600 in 1996 and zero in 1995 and 1994, respectively.

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

     In the event the Company merges with or transfers 50% or more of its assets or earnings to any entity after the Rights become exercisable, holders of Rights may purchase, at the Right's then current exercise price, common stock of the acquiring entity having a value equal to twice the Right's exercise price.

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

     Restricted stock bonus: In 1995, the Company granted an initial stock bonus of 50,000 shares of the Company's common stock to its chief executive officer of which 5,000 shares were paid to him immediately, and the balance of the shares were registered in his name, 15,000 of which were delivered to him on October 2, 1996. The balance is being held by the Company for delivery to him in installments of 15,000 shares each on October 2, 1997 and 1998, if he is employed by the Company on those dates.

     The remaining shares are subject to forfeiture provisions, have been recorded as unearned compensation, and are presented as a separate component of shareholders' equity. The unearned compensation is being charged to selling, administrative, and general expenses over the three-year vesting period and was $263 and $153 in 1996 and 1995, respectively.

Note 9 - Business Segments
     The Company operates primarily in one business segment-the manufacture and sale of industrial chemical specialty products. The Company has both U.S. and non-U.S. operations, which are summarized for 1996, 1995, and 1994 as follows:

                                             1996        1995        1994
---------------------------------------------------------------------------
Net sales
  United States.......................    $104,135    $102,651    $ 97,338
  Europe..............................     101,676      99,222      80,624
  Asia/Pacific........................      24,188      18,715      14,912
  South America.......................      10,252       6,450       1,802
                                          --------    --------    --------
  Consolidated........................    $240,251    $227,038    $194,676
                                          ========    ========    ========
(Loss) income before taxes
  United States.......................    $  5,558    $  3,357    $  7,960
  Europe..............................      17,336      13,344      11,076
  Asia/Pacific........................       2,575       2,214       1,630
  South America.......................      (1,113)     (1,188)     (1,163)
                                          --------    --------    --------
  Operating profit....................      24,356      17,727      19,503
  Repositioning
    (charges) credits.................     (19,230)                    525
  Nonoperating expenses...............      (9,123)     (5,630)     (5,107)
  Asset impairment charge
    on equity investment..............      (3,445)
  Equity in net income
    (loss) of associated
    companies.........................         480         (78)        779
  Minority interest in net
    income of subsidiaries............        (171)       (444)       (382)
                                          --------    --------    --------
  Consolidated........................    $ (7,133)   $ 11,575    $ 15,318
                                          ========    ========    ========
Identifiable assets
  United States.......................    $ 40,540    $ 52,262    $ 51,255
  Europe..............................      63,385      66,498      65,845
  Asia/Pacific........................      12,455      11,246       8,685
  South America.......................       4,380       3,989       1,426
  Investments in
    associated companies..............       3,941      10,058       9,885
  Nonoperating assets.................      40,907      41,355      33,076
                                          --------    --------    --------
  Consolidated........................    $165,608    $185,408    $170,172
                                          ========    ========    ========

     Transfers between geographic areas are not material. Operating profit comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operations, interest expense, interest income, and license fees from nonconsolidated associates. Nonoperating assets, consisting primarily of cash equivalents and short-term investments, have not been included with identifiable assets. No single customer accounted for 10% of net sales in 1996, 1995, or 1994. A substantial portion of consolidated sales on a global basis is made to the steel industry (see Classification of Products by Markets Served), and as a result, accounts receivable generally reflect a similar distribution of receivables from customers in this market.

Note 10 - Business Acquisitions and Divestitures
     In 1995 and 1994, the Company completed the acquisitions or divestitures set forth below. Each acquisition was accounted for as a purchase, and, accordingly, the purchase price has been allocated, where appropriate, between the fair value of identifiable net assets acquired and goodwill. The consolidated financial statements include the operating results of each business acquired from the date of acquisition. Pro forma results of operations have not been presented for any of the acquisitions or divestitures because the effects of these transactions were not material.

     Effective May 31, 1995, the Company acquired 90% of the common stock of Celumi S.A., a metalworking chemical specialty business in Brazil, for approximately $7,700 in cash and notes. The excess of cost over the estimated fair value of net assets acquired amounted to approximately $6,500 which has been accounted for as goodwill and is being amortized over 20 years.

     On March 29, 1995, the Company entered into an agreement with Wuxi Oil Refinery, for the creation of a joint venture in the People's Republic of China. The Company made cash contributions to the venture of approximately $600 and $500 in 1996 and 1995, respectively.

     Effective December 28, 1994, the Company acquired for approximately $1,800 in cash certain assets relating to the formulation, manufacture, and sale of cutting fluids from Perstorp AB, a Swedish company.

     Pursuant to the plans identified in the Company's 1993 repositioning program (see Note 2), the sales of certain of the Company's businesses and assets were completed in 1994. Effective November 7, 1994, the Company completed the sale of the flooring business of QCP for approximately $2,800. In addition, effective October 20, 1994 and October 1, 1994, respectively, the Company completed the sale of its Verona, Italy and Pomona, California manufacturing facilities, which ceased production in 1993 and mid-1994, respectively, for approximately $2,600 in cash and $200 due within one year. Effective September 30, 1994, the Company completed the sale of the coatings and waterproofing business of QCP for approximately $8,100.

     On March 24, 1994, the Company entered into an agreement with Fluid Recycling Services, Incorporated for the creation of FRS, a 50/50 joint venture. During 1996 and 1995, the Company made annual cash investments and advances of approximately $2,000.

Note 11 - Commitments and Contingencies
     A wholly-owned nonoperating subsidiary of the Company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. Although there can be no assurance regarding the outcome of existing claims proceedings, the subsidiary believes that it has made adequate accruals for uninsured liabilities related to claims of which it is aware. At December 31, 1996, the subsidiary has accrued approximately $200 to provide for anticipated uninsured claims-related liabilities. In addition, in 1995 the subsidiary received a cash payment of $2,500 from one of its insurance carriers in settlement over certain disputed coverage.

     The Company has accrued for certain environmental investigatory and noncapital remediation costs consistent with the policy set forth in Note
1. In 1994, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly-owned subsidiary. Pursuant to a plan submitted to and approved by the Santa Ana California Regional Water Quality Board, remediation efforts are being undertaken at ACP. Currently, the Company believes that the potential uninsured liability associated with the completion of the remediation effort ranges from $1,500 to $3,000, for which the Company has accrued approximately $2,000.

     Additionally, although there can be no assurance regarding the outcome of other environmental matters, the Company believes that it has made adequate accruals for costs associated with other environmental exposures of which it is aware. Approximately $400 was accrued at December 31, 1996 and 1995, to provide for such anticipated future environmental assessments and remediation costs relating to these matters.

     The Company is a party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations or financial condition.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Quaker Chemical Corporation (the "Company") and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

30 South 17th Street
Philadelphia, Pennsylvania 19103
February 13, 1997

                             ELEVEN-YEAR FINANCIAL SUMMARY
      (Dollars in thousands except per share data and number of employees)

                                                       1996(1)       1995      1994(2)
---------------------------------------------------------------------------------------
Summary of Operations
Net sales..........................................   $240,251    $227,038    $194,676
(Loss) income before taxes and cumulative effect
   of change in accounting principle...............     (7,133)     11,575      15,318
Cumulative effect of change in accounting
   for postretirement benefits.....................
Net (loss) income..................................     (7,599)      6,688       9,402
Per share(4)
  (Loss) income before cumulative effect
    of change in accounting principle..............       (.88)        .76        1.03
  Cumulative effect of change in accounting
    for postretirement benefits....................
Net (loss) income..................................       (.88)        .76        1.03
Dividends..........................................        .69         .68     .63 1/2

Financial Position
Current assets.....................................     86,552      87,375      83,400
Current liabilities................................     64,034      60,868      42,754
Working capital....................................     22,518      26,507      40,646
Property, plant, and equipment, net................     43,960      56,309      51,694
Total assets.......................................    165,608     185,408     170,172
Long-term debt, notes payable, and capital leases..      5,182       9,300      12,207
Shareholders' equity...............................     74,254      93,992      93,677

Other Data
Current ratio......................................      1.4/1       1.4/1       2.0/1
Capital expenditures...............................      6,923       9,833       9,255
Net (loss) income as a percentage of net sales(5)..       (3.2)%       2.9%        4.8%
Return on average shareholders' equity(5)..........       (9.0)%       7.1%       10.2%
Shareholders' equity per share at end of year(4)...       8.61       10.85       10.62
Common stock per share price range(4):
  High.............................................     17 1/4          19      19 1/2
  Low .............................................     11 3/4          11      14 3/4
Number of shares outstanding at end of year(4).....      8,620       8,664       8,819
Number of employees at end of year:
  Consolidated subsidiaries........................        835         870         743
  Associated companies.............................        232         235         212

(1) The results of operations for 1996 include special charges-$16,912 after tax, or
$1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.
(2) The results of operations for 1994 include net repositioning credits of $347, or
$0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.
(3) The results of operations for 1993 include net repositioning charges of $7,854, or
$0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.
(4) Restated to give retroactive effect to a three-for-two split in 1990.
(5) Calculated for 1991 using $10,790 which is the net income before the cumulative effect of change in accounting principle.

                             ELEVEN-YEAR FINANCIAL SUMMARY (continued)
               (Dollars in thousands except per share data and number of employees)

                                                      1993(3)       1992        1991        1990
---------------------------------------------------------------------------------------------------
Summary of Operations
Net sales..........................................   $195,004    $212,491    $191,051    $201,474
(Loss) income before taxes and cumulative effect
  of change in accounting principle................     (1,524)     19,045      16,888      22,580
Cumulative effect of change in accounting
  for postretirement benefits......................                             (5,675)
Net (loss) income..................................     (1,758)     12,098       5,115      14,106
Per share(4)
  (Loss) income before cumulative effect
    of change in accounting principle..............       (.19)       1.33        1.20        1.51
  Cumulative effect of change in accounting
    for postretirement benefits....................                               (.63)
  Net (loss) income................................       (.19)       1.33         .57        1.51
  Dividends........................................    .60 1/2         .57         .53         .47

Financial Position
Current assets.....................................     84,387      85,567      82,725      84,833
Current liabilities................................     42,642      28,126      36,592      40,342
Working capital....................................     41,745      57,441      46,133      44,491
Property, plant, and equipment, net................     55,541      52,179      48,661      46,315
Total assets.......................................    170,985     166,613     159,121     152,408
Long-term debt, notes payable, and capital leases..     16,095      18,604       5,219       5,453
Shareholders' equity...............................     91,383     101,642      98,898      99,113

Other Data
Current ratio......................................      2.0/1       3.0/1       2.3/1       2.1/1
Capital expenditures...............................      8,960       7,226       8,420      12,663
Net (loss) income as a percentage of net sales(5)..       (0.9)%       5.7%        5.6%        7.0%
Return on average shareholders' equity(5)..........       (1.8)%      12.1%       10.9%       14.9%
Shareholders' equity per share at end of year(4)...       9.89       11.06       10.95       11.11
Common stock per share price range(4):
  High.............................................     24 5/8          26      22 1/4      19 1/4
  Low..............................................     14 1/4      18 3/4          15          12
Number of shares outstanding at end of year(4).....      9,242       9,188       9,028       8,921
Number of employees at end of year:
  Consolidated subsidiaries........................        865         842         840         819
  Associated companies.............................        141         130         187         261

(1) The results of operations for 1996 include special charges-$16,912 after tax, or $1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.
(2) The results of operations for 1994 include net repositioning credits of $347, or $0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.
(3) The results of operations for 1993 include net repositioning charges of $7,854, or $0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.
(4) Restated to give retroactive effect to a three-for-two split in 1990.
(5) Calculated for 1991 using $10,790 which is the net income before the cumulative effect of change in accounting principle.

                             ELEVEN-YEAR FINANCIAL SUMMARY (continued)
               (Dollars in thousands except per share data and number of employees)

                                                        1989        1988        1987        1986
---------------------------------------------------------------------------------------------------
Summary of Operations
Net sales..........................................   $181,660    $166,662    $147,455    $128,059
(Loss) income before taxes and cumulative effect
  of change in accounting principle................     19,647      18,939      17,511      14,103
Cumulative effect of change in accounting
  for postretirement benefits......................
Net (loss) income..................................     12,840      11,731      10,423       8,530
Per share(4)
  (Loss) income before cumulative effect
    of change in accounting principle..............       1.35        1.21        1.05         .84
  Cumulative effect of change in accounting
    for postretirement benefits....................
  Net (loss) income................................       1.35        1.21        1.05         .84
  Dividends........................................        .41         .37         .34         .29

Financial Position
Current assets.....................................     75,427      69,326      66,633      58,460
Current liabilities................................     27,848      26,924      29,447      16,207
Working capital....................................     47,579      42,402      37,186      42,253
Property, plant, and equipment, net................     36,539      32,821      32,622      29,472
Total assets.......................................    131,430     121,125     118,367      98,512
Long-term debt, notes payable, and capital leases..      5,665       5,000       5,000       8,735
Shareholders' equity...............................     90,440      82,884      78,079      66,654

Other Data
Current ratio......................................      2.7/1       2.6/1       2.3/1       3.6/1
Capital expenditures...............................      7,553       5,295       3,705       5,223
Net (loss) income as a percentage of net sales(5)..        7.1%        7.0%        7.1%        6.7%
Return on average shareholders' equity(5)..........       14.8%       14.6%       14.4%       13.6%
Shareholders' equity per share at end of year(4)...       9.55        8.57        8.08        6.71
Common stock per share price range(4):
  High.............................................     15 5/8      16 1/8          18      13 5/8
  Low..............................................     12 1/2      11 3/8           9           8
Number of shares outstanding at end of year(4).....      9,473       9,669       9,644       9,935
Number of employees at end of year:
  Consolidated subsidiaries........................        829         832         824         795
  Associated companies.............................        154         150         140         134

(1) The results of operations for 1996 include special charges-$16,912 after tax, or $1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.
(2) The results of operations for 1994 include net repositioning credits of $347, or $0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.
(3) The results of operations for 1993 include net repositioning charges of $7,854, or $0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.
(4) Restated to give retroactive effect to a three-for-two split in 1990.
(5) Calculated for 1991 using $10,790 which is the net income before the cumulative effect of change in accounting principle.

                                               32-33

                    SUPPLEMENTAL FINANCIAL INFORMATION

Classification of Products by Markets Served (unaudited)
     Consolidated net sales comprise chemical specialty and other products classified by markets served as follows:

(Dollars in thousands)
                      1996                1995                 1994               1993                1992
----------------------------------------------------------------------------------------------------------------
Steel..........  $118,988   50%      $103,765   46%      $ 90,549   47%      $ 89,255   46%      $ 94,483    44%
Metalworking...    84,657   35         85,949   38         68,576   35         57,826   30         58,719    28
Paper..........    14,659    6         16,049    7         13,010    7         12,169    6         15,042     7
Other..........    21,947    9         21,275    9         22,541   11         35,754   18         44,247    21
                 --------  ---       --------  ---       --------  ---       --------  ---       --------   ---
                 $240,251  100%      $227,038  100%      $194,676  100%      $195,004  100%      $212,491   100%

     Information on the Company's markets appears on page 6 of this report.


Quarterly Results (unaudited)
(Dollars in thousands, except per share amounts)
                                     First       Second       Third      Fourth
--------------------------------------------------------------------------------
1996
  Net sales.....................   $58,203      $59,786     $61,813     $60,449
  Operating income (loss)(1)....     3,163        4,132      (8,719)     (2,607)
  Net income (loss)(2)..........     1,676        2,648      (5,881)     (6,042)
  Net income (loss) per share...      $.19         $.31       $(.68)      $(.70)
1995
  Net sales.....................   $54,527      $59,035     $57,872     $55,604
  Operating income..............     3,282        3,770       3,408         973
  Net income....................     1,915        2,471       2,099         203
  Net income per share..........      $.22         $.28        $.24        $.02
1994
  Net sales.....................   $45,093      $47,347     $50,117     $52,119
  Operating income(3)...........     3,356        3,213       3,754       3,191
  Net income....................     2,249        2,191       2,353       2,609
  Net income per share..........      $.24         $.24        $.26        $.29

(1) The third and fourth quarters include repositioning charges of $13,100 and $6,130, respectively.
(2) The fourth quarter includes an asset impairment charge on equity investment of $3,445.
(3) The fourth quarter includes repositioning credits of $525.


Stock Market and Related Security Holder Matters
     The Company's common stock is listed on the New York Stock Exchange ("NYSE"). Prior to August 23, 1996, the common stock was traded on the NASDAQ National Market. The following table sets forth, for the calendar quarters during the past two years, the range of high and low sales prices for the common stock as quoted on the NASDAQ National Market or as reported by the NYSE, and the quarterly dividends declared as indicated.

                           Range of Quotations              Dividends Declared
                   ------------------------------------   ---------------------
                           1996               1995           1996         1995
--------------------------------------------------------------------------------
                     High       Low      High       Low
--------------------------------------------------------------------------------
First quarter     $15       $12 3/4   $19       $14 1/2     $.17           $.17
Second quarter     14 1/2    11 3/4    18        14 1/2                     .17
Third quarter      15 1/4    11 3/4    17 1/2    15          .34 1/2        .17
Fourth quarter     17 1/4    14 5/8    18 1/2    11          .17 1/2        .17

     As of January 15, 1997 there were 1,039 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities.


 Copies of the Company's Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation, Attention:
 Irene M. Kisleiko, Assistant Corporate Secretary, Conshohocken, PA 19428.