Form 10-K, Exhibit 13
period 1997-12-31
QUAKER CHEMICAL CORP
filed 1998-03-30
CIK 81362

EXHIBIT 13

                         QUAKER CHEMICAL CORPORATION

                               Financial Review

                              1997 Annual Report


Management's Discussion and Analysis of
Financial Condition and Results of Operations ........................ 16
Consolidated Statement of Operations ................................. 19
Consolidated Balance Sheet ........................................... 20
Consolidated Statement of Cash Flows ................................. 21
Consolidated Statement of Shareholders' Equity ....................... 22
Notes to Consolidated Financial Statements............................ 23
Report of Independent Accountants .................................... 31
Eleven-Year Financial Summary ........................................ 32
Supplemental Financial Information ................................... 34


                                  Exhibit 13

                    Management's Discussion and Analysis
               of Financial Condition and Results of Operations

Liquidity and Capital Resources

     Management continues to believe that the Company is capable of generating adequate cash to meet the needs of current operations and to fund strategic initiatives.

     Net cash flow provided by operating activities amounted to $15.2 million in 1997 compared to $28 million in 1996. The decrease principally resulted from changes in working capital.

     Net cash used in investing activities decreased to $1.4 million in 1997 from $6.3 million in 1996. The decrease was due mainly to a decline in expenditures for property, plant, and equipment ($5.6 million in 1997 versus $6.9 million in 1996); $3.5 million in proceeds from the sale of the European pulp and paper business; and reduced investments and advances in the Company's Fluid Recycling Services Company, LLC ("FRS") joint venture ($.8 million in 1997 versus $2 million in 1996).

     In addition to the items noted above, the Company issued $20 million of long-term debt and made payments of $17.4 million to reduce outstanding short-term debt. As a result of the reduction of short-term debt, the Company's net cash position (cash and cash equivalents less short-term borrowings and current portion of long-term debt) increased $27.3 million in 1997 compared to a $9.4 million increase in 1996. The current ratio was 2.1 to 1 in 1997 as compared to 1.4 to 1 in 1996 reflecting the impact of the aforementioned changes in net cash.

     The majority of expenditures for property, plant, and equipment in 1997 included upgrades of manufacturing capabilities at various locations. Capital expenditures for 1998 are expected to be in the range of $7-9 million and include various upgrades of manufacturing capabilities in the U.S. and Europe, and an estimated $1.0 million for environmental and regulatory compliance. The Company believes that funds generated internally should be sufficient to finance payments for capital expenditures.

     The Company has $10 million in a line of credit and believes that additional bank borrowings could be negotiated at competitive rates, based on its debt-equity ratio and current levels of operating performance. The Company is capable of supporting its operating requirements during 1998, payment of dividends to shareholders, possible acquisition opportunities and possible resolution of contingencies (see Note 12 to the consolidated financial statements) through internally generated funds supplemented with debt as needed.

Operations

Comparison of 1997 with 1996

     Consolidated net sales for 1997 increased $1.3 million (.5%) over 1996. The sales growth was the net result of (i) a 6% increase in volume, and (ii) a 1.5% improvement in price/mix resulting primarily from better pricing, mainly in Europe, and an overall positive shift in sales mix, offset by (iii) a 1% decrease associated with the 1997 divestiture of the European pulp and paper business, and (iv) a 6% negative impact from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The volume improvement for the year was attributable to sales growth in Europe, mainly attributable to the strong demand from the European steel industry, increased sales to aircraft producers, and increased demand from the South American steel and metalworking markets. Sales in the major U.S. markets were steady throughout most of the year. In Asia/Pacific, sales were hurt in the first half of 1997 due to a decrease in customer production levels in order to work down earlier buildups of inventories but increased in the second half of the year.

     Operating income (excluding the gain on the sale of the European pulp and paper business in 1997) increased to $18.5 million from $15.2 million (excluding the repositioning charge in 1996). The improvement was due in large part to the higher level of sales combined with an increased gross margin percentage. The Company's gross margin as a percentage of sales improved 1.6% points, when compared to 1996 mainly as a result of the benefits associated with the consolidation of manufacturing operations in the U.S., pricing initiatives implemented over the past year, and a more favorable sales mix. Selling, administrative, and general expenses as a percent of sales were near last year's level.

     The $2,000 litigation charge relates to a reserve established in the fourth quarter of 1997 for the Company's potential liability in a legal proceeding (see Note 12 to the consolidated financial statements). Net interest costs decreased as a result of the increase in the Company's net cash position.


                                  Exhibit 13

The increase in equity in net income from associated companies was due primarily to improved profitability in the Company's FRS joint venture. The negative influence of currency translation on net income in 1997 was approximately $.21 per share compared to $.08 per share in 1996.

1996 Repositioning

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

     The plan of action related to the repositioning charges included (i) the closure of one of two manufacturing plants in the U.S., (ii) the closure of a sales and distribution office and streamlining of research and other functional activities in Europe, and (iii) other workforce reductions. The closure of a manufacturing facility in the U.S. and a sales and distribution office in Europe were substantially completed in 1996. The completion of the plan resulted in workforce reductions of approximately 90 employees.

     In addition, the charges also include an asset impairment on goodwill related to a Spanish subsidiary. The asset impairment charge against the equity investment represents the write-down of the Company's investment in its FRS joint venture.

     Asset impairments represent charges arising from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The charge related to a Spanish subsidiary resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, current and projected capacity utilization, and other strategic factors. The determination to write down the Company's investment in FRS was made after extensive analysis of FRS's past performance and future prospects compared to the Company's level of investment. In evaluating both of these operations, management did not believe that future cash flows would be adequate to recover the carrying value of these assets. The components of the pre-tax charges incurred in 1996 as well as balances remaining at December 31, 1997 were as follows:

                                                     Amounts charged
                                            ---------------------------------
                                              Cash      Non-cash        Total
------------------------------------------------------------------------------
Severance, other employee benefits,
  and facility closure costs ...........    $ 7,705                   $ 7,705
Asset write-offs .......................                 $10,332       10,332
Goodwill impairment ....................                   1,193        1,193
                                            -------      -------      -------
Subtotal  ..............................      7,705       11,525       19,230
FRS investment impairment ..............                   5,225        5,225
                                            -------      -------      -------
Total repositioning charges ............     $7,705      $16,750      $24,455
Amount utilized in 1996 ................     (2,355)     (16,750)     (19,105)
Amount utilized in 1997 ................     (4,105)                   (4,105)
                                            -------      -------      -------
Remaining liability ....................    $ 1,245      $    --      $ 1,245
                                            =======      =======      =======

     At December 31, 1997 and 1996, approximately $945 and $5,000 remained in accrued liabilities and approximately $300 and $350 remained in other noncurrent liabilities, respectively. The future cash outlays primarily represent termination benefits related to workforce reductions.

Comparison of 1996 with 1995

     Consolidated net sales for 1996 increased $13.2 million (6%) over 1995. The sales growth was a result of (i) a 3% increase in volume, (ii) a 4% improvement in price/mix resulting primarily from better pricing, mainly in Europe, and an overall positive shift in sales mix, (iii) a 1% increase associated with a 1995 acquisition in Brazil, offset by (iv) a 2% negative impact from currency translation (fluctuations in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The volume improvement for the year was attributable primarily to continued sales growth in the Asia/Pacific markets and increased sales in certain U.S. markets. Sales in the major U.S. markets were steady throughout most of the year, but slowed somewhat in the fourth quarter. In Europe, sales were steady during the first three quarters and then picked up in the fourth quarter primarily as a result of strong demand from the European steel industry.


                                  Exhibit 13

Operating income increased to $15.2 million (excluding the repositioning charge in 1996) from $11.4 million in 1995. The improvement was due in large part to the higher level of sales combined with an increased gross margin percentage. The Company's gross margin as a percentage of sales improved 2.2% points, when compared to 1995 mainly as a result of the benefits of pricing initiatives, particularly in Europe, a more favorable sales mix, and stable raw material costs. Selling, administrative, and general expenses as a percent of sales increased .8% points primarily as a result of increased spending on geographic and product growth areas, other strategic initiatives, and an additional provision of $1.3 million in the fourth quarter of 1996 for estimated future remediation costs related to certain soil and groundwater contamination at a subsidiary's facility in California.

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

General

     The Company is involved in environmental clean-up activities and litigation in connection with existing plant locations and former waste disposal sites (see Note 12 to the consolidated financial statements). This involvement has not historically had, nor is it expected to have, a material effect on the Company's results of operations or financial condition.

     The Company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 54-57% of the consolidated sales. In the same period, these subsidiaries accounted for approximately 74-81% of consolidated operating profit (see Note 10 to the consolidated financial statements). The greater profitability of non-U.S. sales during this period is attributable to higher unit selling prices and lower fixed overhead and selling costs.

     The Company is currently working to resolve the potential impact of the year 2000 on the processing of date sensitive information by the Company's computerized information systems. Historically, certain computer programs have been written using two digits rather than four digits to define the applicable year. Any of the Company's programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods. The Company expects that all necessary modifications or replacements to key systems will occur on a timely basis.

     During 1997, the Financial Accounting Standards Board issued SFAS No. 130 -- "Reporting Comprehensive Income" and SFAS No. 131 -- "Disclosures about Segments of an Enterprise and Related Information." These standards are effective in 1998. SFAS No. 130 requires that the components of comprehensive income be reported in the financial statements. SFAS No. 131 requires the disclosure of segment information utilizing the approach that the Company uses to manage its internal organization. Also, SFAS No. 131 requires the reporting of segment information on a condensed basis for interim periods beginning in 1999. The Company is currently assessing the impact these new standards will have on its financial statements.


                                  Exhibit 13

                    CONSOLIDATED STATEMENT OF OPERATIONS

                                                    Year Ended December 31,
                                               --------------------------------
(Dollars in thousands except per share amounts)  1997        1996        1995
--------------------------------------------------------------------------------
Net sales ..................................   $241,534    $240,251    $227,038
                                               --------    --------    --------
Costs and expenses:
  Cost of goods sold .......................    134,943     138,199     135,490
  Selling, administrative, and
    general expenses .......................     88,064      86,853      80,115
  Repositioning charges ....................                 19,230
Gain on sale of European pulp and
  paper business ...........................     (2,621)
                                               --------    --------    --------
                                                220,386     244,282     215,605
                                               --------    --------    --------
Operating income (loss) ....................     21,148      (4,031)     11,433
Other income, net (Note 1) .................      1,805       1,508       2,090
Litigation charge ..........................     (2,000)
Interest expense ...........................     (1,547)     (1,906)     (1,712)
Interest income ............................        329         432         286
                                               --------    --------    --------
Income (loss) before taxes .................     19,735      (3,997)     12,097
Taxes on income ............................      7,893         466       4,887
                                               --------    --------    --------
                                                 11,842      (4,463)      7,210
Equity in net income (loss) of
  associated companies .....................      1,161         480         (78)
Asset impairment charge on equity investment                 (3,445)
Minority interest in net income
  of subsidiaries ..........................       (392)       (171)       (444)
                                               --------    --------    --------
Net income (loss) ..........................   $ 12,611    $ (7,599)   $  6,688
                                               ========    ========    ========
Per share data:
  Net income (loss) basic and diluted ......      $1.45       $(.88)       $.76
  Dividends ................................        .71         .69         .68

The accompanying notes are an integral part of these financial statements.


                                   Exhibit 13

                                   CONSOLIDATED BALANCE SHEET
                                                                                December 31,
                                                                        -------------------------
(Dollars in thousands except per share amounts)                             1997           1996
-------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents (Note 1) .................................   $ 18,416       $  8,525
  Accounts receivable, less allowances for doubtful accounts
    of $1,085 in 1997 and $1,005 in 1996 .............................     48,625         45,564
  Inventories (Notes 1 and 4) ........................................     21,681         21,041
  Deferred income taxes (Note 6) .....................................      5,729          4,840
  Prepaid expenses and other current assets ..........................      3,675          6,582
                                                                         --------       --------
     Total current assets ............................................     98,126         86,552
                                                                         --------       --------
Investments in and advances to associated companies (Notes 1 and 3) ..      4,925          3,941
                                                                         --------       --------
Property, plant, and equipment, net (Notes 1 and 5) ..................     40,654         43,960
                                                                         --------       --------
Goodwill (Note 1) ....................................................     14,500         16,222
Deferred income taxes (Note 6) .......................................      9,090          9,278
Other noncurrent assets (Note 1) .....................................      3,345          5,655
                                                                         --------       --------
     Total noncurrent assets .........................................     26,935         31,155
                                                                         --------       --------
         Total assets ................................................   $170,640       $165,608
                                                                         ========       ========

Liabilities and Shareholders' Equity
Current liabilities
  Short-term borrowings and current portion of long-term debt (Note 8)   $     --       $ 17,404
  Accounts payable ...................................................     22,871         23,386
  Dividends payable ..................................................      1,570          1,508
  Accrued liabilities
    Compensation .....................................................      9,723          7,097
    Other (Note 2) ...................................................     11,101         12,746
  Accrued taxes on income (Note 6) ...................................      2,494          1,893
                                                                         --------       --------
     Total current liabilities .......................................     47,759         64,034
                                                                         --------       --------
Long-term debt (Note 8) ..............................................     25,203          5,182
Deferred income taxes (Note 6) .......................................      3,752          3,222
Accrued postretirement benefits (Note 7) .............................      8,934          8,898
Other noncurrent liabilities (Note 2) ................................      5,825          6,255
                                                                         --------       --------
     Total noncurrent liabilities ....................................     43,714         23,557
                                                                         --------       --------
         Total liabilities ...........................................     91,473         87,591
                                                                         --------       --------
Minority interest in equity of subsidiaries (Note 1) .................      3,525          3,763
                                                                         --------       --------
Commitments and contingencies (Notes 1 and 12)
Shareholders' equity (Note 9)
  Common stock, $1 par value; authorized 30,000,000 shares;
    issued (including treasury shares) 9,664,009 shares ..............      9,664          9,664
  Capital in excess of par value .....................................        928            634
  Retained earnings ..................................................     80,749         74,317
  Unearned compensation ..............................................       (528)          (459)
  Foreign currency translation adjustments ...........................       (208)         6,475
                                                                         --------       --------
                                                                           90,605         90,631
  Treasury stock, shares held at cost; 1997--943,552, 1996--1,044,452      14,963         16,377
                                                                         --------       --------
         Total shareholders' equity ..................................     75,642         74,254
                                                                         --------       --------
           Total liabilities and shareholders' equity ................   $170,640       $165,608
                                                                         ========       ========


The accompanying notes are an integral part of these financial statements.



                                           Exhibit 13

                                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                 Year Ended December 31,
                                                                         ---------------------------------------
(Dollars in thousands)                                                      1997           1996           1995
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income (loss) .................................................    $ 12,611       $ (7,599)      $  6,688
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation ..................................................       5,154          6,347          6,764
      Amortization ..................................................       2,110          2,361          1,883
      Equity in net (income) loss of associated companies ...........      (1,161)          (480)            78
      Minority interest in earnings of subsidiaries .................         392            171            444
      Gain on sale of European pulp and paper business ..............      (2,621)
      Litigation charge .............................................       2,000
      Proceeds from insurance settlement ............................                                     2,500
      Deferred income taxes .........................................         661         (3,658)          (499)
      Deferred compensation and other postretirement benefits .......       1,649            952           (585)
      Repositioning and asset impairment charges ....................                     24,455
      Change in repositioning liabilities ...........................      (4,426)        (2,921)        (1,546)
      Other, net ....................................................          36            541           (464)
  Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:
      Accounts receivable ...........................................      (6,379)           305         (1,513)
      Inventories ...................................................      (1,868)           132         (2,771)
      Prepaid expenses and other current assets .....................       1,744           (148)        (2,389)
      Accounts payable and accrued liabilities ......................       4,199          6,017         (1,357)

      Estimated taxes on income .....................................       1,109          1,475             58
                                                                         --------       --------       --------
        Net cash provided by operating activities ...................      15,210         27,950          7,291
                                                                         --------       --------       --------

Cash flows from investing activities
  Dividends from associated companies ...............................         654          1,406            565
  Investments in property, plant, equipment, and other assets .......      (5,580)        (6,923)        (9,833)
  Companies/businesses acquired excluding cash ......................                                    (7,728)
  Investments in and advances to associated companies ...............        (779)        (2,039)        (1,970)
  Proceeds from sale of European pulp and paper business ............       3,548
  Proceeds from sale of patent, production technology,
    and other assets ................................................       1,005            830          2,000
  Other, net ........................................................        (280)           428           (576)
                                                                         --------       --------       --------
       Net cash used in investing activities ........................      (1,432)        (6,298)       (17,542)
                                                                         --------       --------       --------

Cash flows from financing activities
  Net (decrease) increase in short-term borrowings ..................     (13,090)        (7,438)        15,923
  Long-term debt incurred ...........................................      20,000                         2,155
  Repayment of long-term debt .......................................      (4,289)        (4,796)        (3,857)
  Dividends paid ....................................................      (6,179)        (5,936)        (5,973)
  Treasury stock issued .............................................         937            979          1,439
  Treasury stock acquired ...........................................                     (1,587)        (3,594)
                                                                         --------       --------       --------
      Net cash (used in) provided by financing activities ...........      (2,621)       (18,778)         6,093
                                                                         --------       --------       --------
  Effect of exchange rate changes on cash ...........................      (1,266)        (1,579)            43
                                                                         --------       --------       --------
    Net increase (decrease) in cash and cash equivalents ............       9,891          1,295         (4,115)
    Cash and cash equivalents at beginning of year ..................       8,525          7,230         11,345
                                                                         --------       --------       --------
    Cash and cash equivalents at end of year ........................    $ 18,416       $  8,525       $  7,230
                                                                         --------       --------       --------

Supplemental cash flow disclosures
  Cash paid during the year for:
    Income taxes ....................................................    $  5,920       $  5,497       $  5,048
    Interest ........................................................       1,568          2,040          1,776


The accompanying notes are an integral part of these financial statements.


                                                   Exhibit 13

                                          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                                     Foreign
                                                                                                    currency
                                                                                                     trans-
                                                              Capital in                Unearned    lation
                                                    Common     excess of    Retained     compen-    adjust-     Treasury
(Dollars in thousands except per share amounts)      stock     par value    earnings     sation      ments       stock      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ...................     $9,664       $ 649     $87,137                 $ 9,856    $(13,629)   $93,677
  Net income ...................................                              6,688                                          6,688
  Dividends ($.68 per share) ...................                             (5,973)                                        (5,973)
  Shares acquired under repurchase program .....                                                                 (3,594)    (3,594)
  Shares issued upon exercise of options .......                   (141)                                            141
  Shares issued for employee stock purchase plan                     68                                             370        438
  Restricted stock bonus .......................                    175                   $(722)                    700        153
  Translation adjustment .......................                                                      2,477                  2,477
  Other ........................................                     29                                              97        126
                                                    -------     -------     -------     -------     -------     -------    -------
Balance at December 31, 1995 ...................      9,664         780      87,852        (722)     12,333     (15,915)    93,992
  Net loss .....................................                             (7,599)                                        (7,599)
  Dividends ($.69 per share) ...................                             (5,936)                                        (5,936)
  Shares acquired under repurchase program .....                                                                 (1,587)    (1,587)
  Shares issued upon exercise of options........                   (146)                                            681        535
  Shares issued for employee stock purchase plan                                                                    444        444
  Amortization of restricted stock bonus .......                                            263                                263
  Translation adjustment .......................                                                     (5,858)                (5,858)
                                                    -------     -------     -------     -------     -------     -------    -------
Balance at December 31, 1996                          9,664         634      74,317        (459)      6,475     (16,377)    74,254
  Net income ...................................                             12,611                                         12,611
  Dividends ($.71 per share) ...................                             (6,179)                                        (6,179)
  Shares issued upon exercise of options .......                     23                                             459        482
  Shares issued for employee stock purchase plan                     85                                             371        456
  Shares issued for director stock ownership plan                    12                                              73         85
  Other, primarily employee stock awards........                      1                                              21         22
  Restricted stock bonus .......................                    173                    (332)                    490        331
  Amortization of restricted stock bonus .......                                            263                                263
  Translation adjustment .......................                                                     (6,683)                (6,683)
                                                    -------     -------     -------     -------     -------     -------    -------
Balance at December 31, 1997 ...................     $9,664       $ 928     $80,749       $(528)    $  (208)   $(14,963)   $75,642
                                                    =======     =======     =======     =======     =======     =======    =======

The accompanying notes are an integral part of these financial statements.

                                                            Exhibit 13

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Dollars in thousands except share and per share amounts)

Note 1 -- Significant Accounting Policies

     Principles of consolidation: All majority-owned subsidiaries are included in the Company's consolidated financial statements, with appropriate elimination of intercompany balances and transactions. The consolidated balance sheet includes total assets of $96,034 and $102,665 and total liabilities of $29,553 and $31,801 in 1997 and 1996, respectively, of non-U.S. subsidiaries. The consolidated statement of operations includes net income of non-U.S. subsidiaries of $13,286, $4,415, and $7,290 in 1997, 1996, and 1995,
respectively. Investments in associated (less than majority owned) companies are stated at the Company's equity in the underlying net assets.

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

     Derivative financial instruments: The Company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions and foreign exchange options to reduce its exposure to changes in foreign exchange rates. The amount of any gain or loss on derivative financial instruments was immaterial in 1997 and no contracts or options were entered into in 1996 or 1995. There are no contracts or options outstanding at December 31, 1997.

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

     Property, plant, and equipment: Property, plant, and equipment are recorded at cost, and capital leases are recorded at the present value of future minimum lease payments. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; machinery and equipment, 3 to 15 years; and capital leases are depreciated over the remaining life of the lease. At December 31, 1997 and 1996, $1,214 of leased equipment and accumulated depreciation thereon in the amount $1,214 and $1,156 in 1997 and 1996, respectively, are included in property, plant, and equipment.

     Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are charged to income.

     Goodwill: Goodwill consists primarily of intangible assets arising from acquisitions which are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). Goodwill is reviewed by the Company whenever events or circumstances indicate that the carrying amount may not be recoverable. At December 31, 1997 and 1996, accumulated goodwill amortization amounted to $4,398 and $3,574, respectively.

     Capitalization of software: The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over their estimated economic lives, not to exceed three years. At December 31, 1997 and 1996, the net amount capitalized was $776 and $1,670, respectively.

     Pension and postretirement benefit plans: The Company's policy is to fund pension costs allowable for income tax purposes. See Note 7 for the accounting policies for pension and other postretirement benefits.

     Revenue recognition: Sales are recorded primarily when products are shipped to customers. Other income, principally license fees and royalties offset by miscellaneous expenses, is recorded when earned. License fees from nonconsolidated non-U.S. associates and royalties from third parties amounted to $1,656, $1,505, and $2,293 in 1997, 1996, and 1995, respectively.

     Research and development costs: Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1997, 1996, and 1995 were $9,508, $11,181, and $11,307, respectively.

     Earnings per share: Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This standard establishes new accounting and disclosure requirements for earnings per share ("EPS"). The EPS amounts for 1997, 1996, and 1995 have been restated to conform to SFAS No. 128 requirements. The following


                                  Exhibit 13
table summarizes the restatement for the years ended December 31, 1997, 1996, and 1995:

                                                    December 31,
                                     -----------------------------------------
                                        1997           1996           1995
------------------------------------------------------------------------------
Numerator for basic EPS
  and diluted EPS --
  net income (loss) ..............    $12,611       $(7,599)         $6,688
Denominator for basic EPS --
  weighted average shares ........      8,673         8,587           8,811
Effect of dilutive securities:
  Employee stock options .........         34            52              48
Denominator for diluted EPS --
  weighted average shares and
  assumed conversions ............      8,707         8,639           8,859
Basic EPS ........................      $1.45         $(.88)           $.76
Diluted EPS ......................       1.45          (.88)            .76

     The following number of stock options are not included in dilutive earnings per share since in each case the exercise price is greater than the market price: 225,882, 587,036, 715,153 in 1997, 1996, and 1995, respectively.

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

     The Company sells its principal products to the major steel, automotive, and related companies around the world. The Company maintains allowances for potential credit losses. Historically, the Company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S.; however, such losses have not been material.

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

Note 2 -- Repositioning of Operations

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

     The plan of action related to the repositioning charges included (i) the closure of one of two manufacturing plants in the U.S., (ii) the closure of a sales and distribution office and streamlining of research and other functional activities in Europe, and (iii) other workforce reductions. The closure of a manufacturing facility in the U.S. and a sales and distribution office in Europe were substantially completed in 1996. The completion of the plan resulted in workforce reductions of approximately 90 employees.

     In addition, the charges also include an asset impairment on goodwill related to a Spanish subsidiary. The asset impairment charge against the equity investment represents the write-down of the Company's investment in its FRS joint venture.

     Asset impairments represent charges arising from the adoption of SFAS No.
121. The charge related to a Spanish subsidiary resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, current and projected capacity utilization, and other strategic factors. The determination to write down the Company's investment in FRS was made after extensive analysis of FRS's past performance and future prospects compared to the Company's level of investment. In evaluating both of these


                                  Exhibit 13
operations, management did not believe that future cash flows would be adequate to recover the carrying value of these assets.

The components of the pre-tax charges incurred in 1996 as well as balances remaining at December 31, 1997 were as follows:

                                                 Amounts charged
                                     -----------------------------------------
                                       Cash         Non-cash         Total
------------------------------------------------------------------------------
Severance, other employee
  benefits, and facility
  closure costs ..................   $ 7,705                       $ 7,705
Asset write-offs .................                  $10,332         10,332
Goodwill impairment ..............                    1,193          1,193
                                     -------        -------        -------
Subtotal .........................     7,705         11,525         19,230
FRS investment impairment                             5,225          5,225
                                     -------        -------        -------
Total repositioning charges ......    $7,705        $16,750        $24,455
Amount utilized in 1996 ..........    (2,355)       (16,750)       (19,105)
Amount utilized in 1997 ..........    (4,105)                      ( 4,105)
                                     -------        -------        -------
Remaining liability ..............   $ 1,245        $    --        $ 1,245
                                     =======        =======        =======

     At December 31, 1997 and 1996, approximately $945 and $5,000 remained in accrued liabilities and approximately $300 and $350 remained in other noncurrent liabilities, respectively. The future cash outlays primarily represent termination benefits related to workforce reductions.

Note 3 -- Associated Companies

     Summarized financial information of the associated companies (less than majority owned), in the aggregate, for 1997, 1996, and 1995 is as follows:


                                        1997           1996           1995
------------------------------------------------------------------------------
Current assets ...................    $21,922        $20,848        $22,319
Noncurrent assets ................      4,484          5,263          8,273
Current liabilities ..............     11,994         12,647         14,136
Noncurrent liabilities ...........      3,395          2,763          1,806

Net sales ........................    $54,262        $53,481        $54,710
Operating income .................      6,089          3,412          2,689
Income before taxes ..............      4,537          2,289            929
Net income .......................      2,662          1,252              9


Note 4 -- Inventories

     Total inventories are comprised of:

                                                       1997           1996
------------------------------------------------------------------------------
Raw materials and supplies .......................   $10,316        $ 9,094
Work in process and finished goods ...............    11,365         11,947
                                                     -------        -------
                                                     $21,681        $21,041
                                                     =======        =======

     Inventories valued under the LIFO method amounted to $6,988 and $6,792 at December 31, 1997 and 1996, respectively. The estimated replacement costs for these inventories using the FIFO method were approximately $7,148 and $7,268, respectively.

Note 5 -- Property, Plant, and Equipment

     At December 31, 1997 and 1996, property, plant, and equipment at cost is comprised of:


                                                        1997           1996
------------------------------------------------------------------------------
Land .............................................   $ 5,751        $ 6,586
Building and improvements ........................    31,523         32,680
Machinery and equipment ..........................    58,532         58,220
Construction in progress .........................     1,213          1,476
                                                     -------        -------
                                                      97,019         98,962
Less accumulated depreciation ....................    56,365         55,002
                                                     -------        -------
                                                     $40,654        $43,960
                                                     =======        =======

Note 6 -- Taxes on Income

     Taxes on income included in the consolidated statement of operations consist of the following for the year ended December 31:


                                       1997           1996           1995
------------------------------------------------------------------------------
Current
  Federal .........................   $  557        $(3,838)        $  872
  State ...........................      155            193             53
  Foreign .........................    6,640          4,359          4,399
                                      ------        -------         ------
                                       7,352            714          5,324
Deferred
  Federal .........................   (1,294)          (488)           103
  Foreign .........................    1,835            240           (540)
                                      ------        -------         ------
Total .............................   $7,893        $   466         $4,887
                                      ======        =======         ======


                                  Exhibit 13

     Total deferred tax assets and liabilities are comprised of the following at December 31:

                                          1997                    1996
                                  --------------------    -------------------
                                                Non-                    Non-
                                  Current     current     Current     current
------------------------------------------------------------------------------
Retirement benefits ...........    $  251                  $  311
Allowance for doubtful
  accounts ....................       369                     342
FRS impairment ................     1,780                   1,780
Insurance and litigation
  reserves ....................     1,479                   1,192
Postretirement benefits .......                $3,038                  $3,025
Supplemental retirement
  benefits ....................                   682                     677
Performance incentives ........       797         663                     204
Alternative minimum
  tax carryforward ............                   968                     683
Amortization ..................                   222                     343
Repositioning charges .........       868       3,498         849       3,988
R&D expenses
  capitalized for tax .........                                           245
Other .........................       185          19         366         113
                                   ------      ------      ------      ------
Total deferred tax assets .....    $5,729      $9,090      $4,840      $9,278
                                   ======      ======      ======      ======
Depreciation ..................                $2,732                  $2,698
Sale of European pulp
  and paper business ..........                   916
Other .........................                   104                     524
                                               ------                  ------
Total deferred tax liabilities                 $3,752                  $3,222
                                               ======                  ======

     The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the year ended December 31:

                                        1997           1996           1995
------------------------------------------------------------------------------
Income tax (benefit)
  provision at the Federal
  statutory tax rate ..............    $6,710       $(1,359)         $4,113
State income tax
  provisions, net .................       102            54              35
Non-deductible
  entertainment and business
  meal expense ....................       214           200             177
Non-deductible divestiture
  charges .........................                                     503
Foreign taxes on earnings
  at rates different than the
  Federal statutory rate ..........       833         1,280              30
Miscellaneous items, net ..........        34           291              29
                                       ------       -------          ------
Taxes on income ...................    $7,893       $   466          $4,887
                                       ======       =======          ======

     U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1997 was approximately $80,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.

     The benefits of net operating loss carryforwards approximating $600 expiring from 1998 to 2001 have been recorded.

Note 7 -- Employee Benefits

     Pension plans: The Company maintains various noncontributory retirement plans covering substantially all of its employees in the U.S. and certain other countries. The benefits for the plans are based on a number of factors, the most significant of which are years of service and levels of compensation either during employment or near retirement. The plans of the Company's subsidiaries in the Netherlands and in the United Kingdom are subject to the provision of SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"). The plans of the remaining non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of SFAS No. 87.

     The pension costs for all plans include the following components:


                                       1997           1996           1995
------------------------------------------------------------------------------
Service cost--benefits earned
  during the period ...............   $1,425         $1,305         $1,149
Interest cost on projected
benefit obligation  ...............    3,376          3,347          3,314
Net investment (income)
  loss on plan assets:
    Actual ........................   (5,148)        (5,755)        (7,837)
    Deferral of difference
      between actual and
      expected income .............    1,024          1,897          4,373
Other amortization, net ...........     (454)          (373)          (320)
                                      ------         ------         ------
Net pension costs of plans
  subject to SFAS No. 87 ..........      223            421            679
Pension costs of plans not
  subject to SFAS No. 87 ..........      179            274             98
                                      ------         ------         ------
Total pension costs ...............   $  402         $  695         $  777
                                      ======         ======         ======

     The following table summarizes the funded status of the Company's defined benefit pension plans, the largest of which



                                  Exhibit 13
is in the U.S., and the related amounts recognized in the Company's consolidated balance sheets as of December 31:

                                    1997                         1996
                          -------------------------   -------------------------
                             Assets     Accumulated       Assets     Accumulated
                             exceed       benefits        exceed       benefits
                          accumulated      exceed      accumulated      exceed
                            benefits     assets(a)       benefits      assets(a)
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit
    obligation ............  $41,831       $ 2,485        $40,720       $ 2,583
                             -------       -------        -------       -------
  Accumulated benefit
    obligation ............   41,998         2,637         40,895         2,630
                             -------       -------        -------       -------
Projected benefit
  obligation (PBO) ........   46,418         2,763         45,772         2,693
Plan assets at
  market value ............   53,041                       51,336
                             -------       -------        -------       -------
Plan assets greater
  (less) than PBO .........    6,623        (2,763)         5,564        (2,693)
                             -------       -------        -------       -------
Unrecognized
  cumulative net
  (gain) loss .............   (4,298)          791         (3,699)          756
                             -------       -------        -------       -------
Unrecognized prior
  service costs ...........    1,274                        1,318
                             -------       -------        -------       -------
Unrecognized transition
  obligation ..............   (2,621)           (5)        (3,275)           (6)
                             -------       -------        -------       -------
Prepaid (accrued)
  pension costs ...........  $   978       $(1,977)       $   (92)      $(1,943)
                             =======       =======        =======       =======

(a) Substantially all of this relates to nonqualified, unfunded supplemental pension plans.

     The U.S. funded plan is the largest plan. The significant assumptions for the U.S. plan were as follows:

                                        1997           1996           1995
------------------------------------------------------------------------------
Discount rate for projected
  benefit obligation ...............    7.25%         7.375%         7.375%
Assumed long-term rates of
  compensation increases ...........     5.5%           5.5%           5.5%
Long-term rate of return
  on plan assets ...................    9.25%          9.25%          9.25%

     All other pension plans used assumptions in determining the actuarial present value of the projected benefit obligations that are consistent with (but not identical to) those of the U.S. plan.

     Profit sharing plan: The parent Company also maintains a qualified profit sharing plan covering all employees other than those who are compensated on a commission basis. Contributions were $295 and $405 for 1997 and 1996, respectively. No contributions were made in 1995.

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

     The components of periodic postretirement benefit costs are as follows:

                                         1997           1996           1995
------------------------------------------------------------------------------
Service cost--benefits
  attributed to service
  during the period .................    $ 72           $ 77           $ 65
Interest cost on accumulated
  benefit obligation
  and amortization ..................     576            571            594
                                         ----           ----           ----
Postretirement benefit costs ........    $648           $648           $659
                                         ====           ====           ====

     The status of the plan at December 31, 1997 and 1996 is as follows:


                                                        1997           1996
------------------------------------------------------------------------------
Retirees ........................................     $6,903         $6,672
Fully eligible active participants ..............         44             45
Other participants ..............................      1,266          1,379
                                                      ------         ------
Total accumulated postretirement
  benefit obligation ............................      8,213          8,096
Unrecognized actuarial gain .....................        721            802
                                                      ------         ------
Net unfunded postretirement
  benefit liability .............................     $8,934         $8,898
                                                      ======         ======

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.375% in 1997 and 1996, respectively.

     In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8.0% in 1997, gradually decreasing to 5.5% over 10 years. A 1% increase in the health care cost trend rate would increase aggregate service cost for 1997 by $38 and the accumulated postretirement benefit obligation as of December 31, 1997 by $557.

     The parent Company maintains a plan under which the Company will provide, in certain cases, supplemental retirement benefits to officers of the parent Company. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $291, $262, and $276 in 1997, 1996, and 1995, respectively, representing the annual accrued benefits under this plan.


                                  Exhibit 13

Note 8 -- Long-term Debt
     Long-term debt consisted of the following at December 31:


                                                      1997           1996
------------------------------------------------------------------------------
6.98% Senior unsecured notes due 2007 ...........    $20,000
Industrial development authority
  monthly floating rate (4.0% at
  December 31, 1997) demand
  bonds maturing 2014  ..........................      5,000         $5,000
6.64% Notes payable due July 8, 1997 ............                     3,333
Notes payable due 1997 ..........................                       728
Capital leases ..................................                        54
Other debt obligations ..........................        203            356
                                                     -------         ------
                                                      25,203          9,471
Less current portion ............................                     4,289
                                                     -------         ------
                                                     $25,203         $5,182
                                                     =======         ======

     The long-term financing agreements require the maintenance of certain financial covenants with which the Company is in compliance.

     During the next five years, payments on long-term debt are due as follows: $0 in 1998, 1999, and 2000; $2,857 in 2001 and 2002.

     At December 31, 1996, the Company had outstanding short-term borrowings with banks under non-confirmed lines of credit in the aggregate of $13,115. The weighted average interest rate on such borrowings was 5.7% during 1996. There were no outstanding short-term borrowings at December 31, 1997.

     The parent Company has available a $10,000 unsecured line of credit that is renewed annually. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at the time. There were no outstanding borrowings under this line of credit at December 31, 1997 or 1996.

     At December 31, 1997 and 1996, the values at which the financial instruments are recorded are not materially different from their fair market value.

Note 9 -- Shareholders' Equity

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

     Under provisions of a stock purchase plan which permits employees to purchase shares of stock at 85% of the market value, 26,490 shares, 31,193 shares, and 26,933 shares were issued from treasury in 1997, 1996, and 1995, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1997, 132,564 shares are available for purchase.

     The Company has a long-term incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options are exercisable one year after the date of the grant for a period of time determined by the Company not to exceed ten years from the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at grant date for awards in 1997, 1996, and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                         1997           1996           1995
------------------------------------------------------------------------------
Net income (loss)--
  as reported .....................   $12,611       $(7,599)         $6,688
Net income (loss)--
  pro forma .......................    12,567        (8,139)          6,058
Net income (loss) per share--
  as reported .....................      1.45          (.88)            .76
Net income (loss) per share--
  pro forma .......................      1.45          (.95)            .69

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                         1997           1996           1995
------------------------------------------------------------------------------
Dividend yield ....................      3.9%           3.9%           3.6%
Expected volatility ...............     24.5%          22.5%          22.5%
Risk-free interest rate ...........     5.65%          6.35%          5.53%
Expected life (years) .............        8              8              8

     The table below summarizes transactions in the plan during 1997, 1996, and 1995.


                                      1997                  1996         1995
                            ------------------------     -----------------------
                                           Weighted
                                            Average
                              Number       Exercise        Number        Number
                            of Shares        Price       of Shares     of Shares
--------------------------------------------------------------------------------
Options outstanding at
  January 1, ............  1,008,129         $16.83       894,854       633,087
Options granted .........     62,530         $18.24       290,070       459,056
Options exercised .......    (32,768)        $14.71       (48,678)      (44,842)
Options expired .........   (115,892)        $15.82      (128,117)     (152,447)
Options outstanding at
  December 31, ..........    921,999         $17.03     1,008,129       894,854
                            ========         ======     =========       =======
Options exercisable at
  December 31, ..........    712,154         $17.30       689,934       486,548
                            ========         ======     =========       =======


                                  Exhibit 13

     The following table summarizes information about stock options outstanding at December 31, 1997:

             Options Outstanding                       Options Exercisable
--------------------------------------------------   -------------------------
                               Weighted
                                Average   Weighted                  Weighted
                   Number        Con-      Average     Number        Average
Range of         Outstanding   tractual   Exercise   Exercisable    Exercise
Exercise Prices  at 12/31/97     Life       Price    at 12/31/97     Prices
--------------------------------------------------   -------------------------
$12.10--$14.52     215,380         5       $13.18      182,505       $13.13
 14.53-- 16.94     157,083         9        15.04       32,178        15.15
 16.95-- 19.36     373,654         6        18.20      345,875        18.19
 19.37-- 21.78      75,882         4        20.79       75,882        20.79
 21.79-- 24.20     100,000         5        22.69       75,714        22.75
                   -------        --       ------      -------       ------
                   921,999         6       $17.03      712,154       $17.30
                   =======        ==       ======      =======       ======

     Options were exercised for cash, resulting in the issuance of 32,768 shares in 1997 and 48,678 shares in 1996. Options to purchase 155,847 shares were available at December 31, 1997 for future grants.

     The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was $1,350, $600, and $0 in 1997, 1996, and 1995, respectively.

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

     Restricted stock bonus: In 1995, the Company granted an initial stock bonus of 50,000 shares of the Company's common stock to its chief executive officer ("CEO") of which 5,000 shares were paid to him immediately, and the balance of the shares were registered in his name, 15,000 of which were delivered to him on both October 2, 1996 and October 2, 1997. The balance is being held by the Company for delivery to him on October 2, 1998, if he is employed by the Company on that date.

     The remaining shares are subject to forfeiture provisions, have been recorded as unearned compensation, and are presented as a separate component of shareholders' equity. The unearned compensation is being charged to selling, administrative, and general expenses ("SG&A") over the three-year vesting period and was $263 in 1997 and 1996 and $153 in 1995.

     In 1997, the Company granted an additional stock bonus of 35,000 shares of the Company's common stock to its CEO. The shares were registered in his name and will be delivered over a two-year period based on the attainment of certain profit before tax financial performance criteria. In 1997, 17,500 shares were earned and $331 was charged to SG&A. The remaining shares have been recorded as unearned compensation and will be charged to SG&A when earned.

     Additionally, the CEO earned an additional bonus of 50,000 shares of the Company's common stock during 1997 based on the increase in the Company's EPS. Approximately $900 was charged to SG&A during 1997 and the shares will be delivered to the CEO in early 1998.


                                  Exhibit 13

Note 10 -- Business Segments

     The Company operates primarily in one business segment -- the manufacture and sale of industrial chemical specialty products. The Company has both U.S. and non-U.S. operations which are summarized for 1997, 1996, and 1995 as follows:

                                          1997           1996           1995
------------------------------------------------------------------------------
Net sales
  United States ....................   $110,942       $104,135       $102,651
  Europe ...........................     94,898        101,676         99,222
  Asia/Pacific .....................     22,416         24,188         18,715
  South America ....................     13,278         10,252          6,450
                                       --------       --------       --------
  Consolidated .....................   $241,534       $240,251       $227,038
                                       ========       ========       ========
Income (loss) before taxes
  United States ....................   $  7,667       $  5,558       $  3,357
  Europe ...........................     18,534         17,336         13,344
  Asia/Pacific .....................      2,919          2,575          2,214
  South America ....................         35         (1,113)        (1,188)
                                       --------       --------       --------
  Operating profit .................     29,155         24,356         17,727
  Repositioning charges ............                   (19,230)
  Nonoperating expenses ............    (10,041)        (9,123)        (5,630)
  Asset impairment charge
    on equity investment ...........                    (3,445)
  Gain on sale of
    European pulp and
    paper business .................      2,621
  Litigation charge ................     (2,000)
  Equity in net income
    (loss) of associated
    companies ......................       1,161           480            (78)
  Minority interest in net
    income of subsidiaries .........       (392)          (171)          (444)
                                       --------       --------       --------
  Consolidated .....................   $ 20,504      $  (7,133)      $ 11,575
                                       ========       ========       ========
Identifiable assets
  United States ....................   $ 42,845       $ 39,697       $ 51,420
  Europe ...........................     52,607         57,836         63,073
  Asia/Pacific .....................     11,572         10,783          8,578
  South America ....................      4,509          4,116          3,694
  Investments in associated
    companies ......................      4,924          3,941         10,058
  Nonoperating assets ..............     54,183         49,235         48,585
                                       --------       --------       --------
  Consolidated .....................   $170,640       $165,608       $185,408
                                       ========       ========       ========

     Transfers between geographic areas are not material. Operating profit comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operations, interest expense, interest income, and license fees from nonconsolidated associates. Nonoperating assets, consisting primarily of cash equivalents and short-term investments, have not been included with identifiable assets. No single customer accounted for 10% of net sales in 1997, 1996, or 1995. A substantial portion of consolidated sales on a global basis are made to the steel industry (see Classification of Products by Markets Served), and as a result, accounts receivable generally reflect a similar distribution of receivables from customers in this market.

Note 11 -- Business Acquisitions and Divestitures

     In 1997 and 1995, the Company completed the acquisitions or divestitures set forth below. Each acquisition was accounted for as a purchase, and, accordingly, the purchase price has been allocated where appropriate between the fair value of identifiable net assets acquired and the excess of cost over net assets of acquired companies. The consolidated financial statements include the operating results of each business acquired from the date of acquisition. Pro forma results of operations have not been presented for any of the acquisitions or divestitures because the effects of these transactions were not material.

     On August 7, 1997, the Company entered into an agreement with Asianol Lubricants Ltd. for the creation of a joint venture in India. The Company owns 55% of the joint venture and made a cash investment of $153 during 1997.

     On July 1, 1997, the Company completed the sale of its European pulp and paper business for approximately $3,500 in cash.

     Effective May 31, 1995, the Company acquired 90% of the common stock of Celumi S.A., a metalworking chemical specialty business in Brazil, for approximately $7,700 in cash and notes. The excess of cost over the estimated fair value of net assets acquired amounted to approximately $6,500 which has been accounted for as goodwill and is being amortized over 20 years.

     On March 29, 1995, the Company entered into an agreement with Wuxi Oil Refinery for the creation of a joint venture in the People's Republic of China. The Company made cash contributions to the venture of approximately $600 and $500 in 1996 and 1995, respectively.

Note 12 -- Commitments and Contingencies

     In the fourth quarter of 1996, Petrolite Corporation ("Petrolite"), filed a demand of arbitration and a statement in support thereof with the American Arbitration Association in St. Louis, Missouri. Petrolite asserts claims for negligent misrepresentation and breach of contract arising out of a Technology Purchase Agreement (the "Agreement") between Petrolite and the Company pursuant to which the Company sold various assets, including certain patent rights, to Petrolite for a purchase price of approximately $8,500 plus an obligation to pay royalties. In its actions against the Company, Petrolite seeks damages in an unspecified amount, rescission of the Agreement, costs and other relief.
The Company believes that it has complete and meritorious defenses to the Petrolite actions and intends to vigorously defend the actions and deny liability and to pursue a claim against Petrolite for royalties. Notwithstanding the foregoing, upon the advice of counsel and on information developed to date and settlement discussions which have been held, the Company has established a reserve of $2,000 against its


                                  Exhibit 13
potential liability in these actions which it believes to be adequate. However, the Company's potential liability could be in excess of the amount of the reserve.

     A wholly owned non-operating subsidiary of the Company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. Although there can be no assurance regarding the outcome of existing claims proceedings, the subsidiary believes that it has made adequate accruals for all potential uninsured liabilities related to claims of which it is aware. Effective October 31, 1997, the subsidiary's insurance carriers have agreed to be responsible for all damages and costs (including attorneys' fees) arising out of all existing and future asbestos claims. At December 31, 1997, the subsidiary has accrued approximately $50 to provide for anticipated damages and costs incurred prior to October 31, 1997. In addition, in 1995 the subsidiary received a cash payment of $2,500 from one of its insurance carriers in settlement over certain disputed coverage.

     The Company has accrued for certain environmental investigatory and noncapital remediation costs consistent with the policy set forth in Note 1. In 1994, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary. In coordination with the Santa Ana California Regional Water Quality Board, ACP is remediating the contamination. The Company believes that the potential uninsured liability associated with the completion of the remediation effort ranges from $1,100 to $3,200, for which the Company has accrued approximately $1,800.

     Additionally, although there can be no assurance regarding the outcome of other environmental matters, the Company believes that it has made adequate accruals for costs associated with other environmental problems of which it is aware. Approximately $475 and $400 was accrued at December 31, 1997 and 1996, respectively, to provide for such anticipated future environmental assessments and remediation costs.

     The Company is party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations or financial condition.


                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Quaker Chemical Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
February 10, 1998


                                  Exhibit 13

                                                   ELEVEN-YEAR FINANCIAL SUMMARY
                              (Dollars in thousands except per share data and number of employees)

                        1997(1)   1996(2)     1995    1994(3)   1993(4)     1992      1991      1990      1989      1988      1987
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales              $241,534  $240,251  $227,038  $194,676  $195,004  $212,491  $191,051  $201,474  $181,660  $166,662  $147,455
Income (loss) before
  taxes and cumulative
  effect of change in
  accounting principle   20,504    (7,133)   11,575    15,318    (1,524)   19,045    16,888    22,580    19,647    18,939    17,511
Cumulative effect of
  change in accounting
  for postretirement
  benefits                                                                           (5,675)
Net income (loss)        12,611    (7,599)    6,688     9,402    (1,758)   12,098     5,115    14,106    12,840    11,731    10,423
Per share(5)
 Income (loss) before
   cumulative effect
   of change in
   accounting principle    1.45      (.88)      .76      1.03      (.19)     1.33      1.20      1.51      1.35      1.21      1.05
 Cumulative effect of
   change in accounting
   for postretirement
   benefits                                                                            (.63)
 Net income (loss)         1.45      (.88)      .76      1.03      (.19)     1.33       .57      1.51      1.35      1.21      1.05
 Dividends                  .71       .69       .68   .63 1/2   .60 1/2       .57       .53       .47       .41       .37       .34

Financial Position
Current assets           98,126    86,552    87,375    83,400    84,387    85,567    82,725    84,833    75,427    69,326    66,633
Current liabilities      47,759    64,034    60,868    42,754    42,642    28,126    36,592    40,342    27,848    26,924    29,447
Working capital          50,367    22,518    26,507    40,646    41,745    57,441    46,133    44,491    47,579    42,402    37,186
Property, plant, and
  equipment, net         40,654    43,960    56,309    51,694    55,541    52,179    48,661    46,315    36,539    32,821    32,622
Total assets            170,640   165,608   185,408   170,172   170,985   166,613   159,121   152,408   131,430   121,125   118,367
Long-term debt           25,203     5,182     9,300    12,207    16,095    18,604     5,219     5,453     5,665     5,000     5,000
Shareholders' equity     75,642    74,254    93,992    93,677    91,383   101,642    98,898    99,113    90,440    82,884    78,079

Other Data
Current ratio             2.1/1     1.4/1     1.4/1     2.0/1     2.0/1     3.0/1     2.3/1     2.1/1     2.7/1     2.6/1     2.3/1
Capital expenditures      5,580     6,923     9,833     9,255     8,960     7,226     8,420    12,663     7,553     5,295     3,705
Net income (loss) as
  a percentage of
  net sales(6)              5.2%    (3.2)%      2.9%      4.8%    (0.9)%      5.7%      5.6%      7.0%      7.1%      7.0%      7.1%
Return on average
  shareholders' equity(6)  16.8%    (9.0)%      7.1%     10.2%    (1.8)%     12.1%     10.9%     14.9%     14.8%     14.6%     14.4%
Shareholders' equity
  per share at end
  of year(5)               8.67      8.61     10.85     10.62      9.89     11.06     10.95     11.11      9.55      8.57      8.08
Common stock per share
  price range(5):
    High                 19 5/8    17 1/4        19    19 1/2    24 5/8    26        22 1/4    19 1/4    15 5/8    16 1/8        18
    Low                  15 1/8    11 3/4        11    14 3/4    14 1/4    18 3/4    15        12        12 1/2    11 3/8         9
Number of shares
  outstanding at end
  of year(5)              8,720     8,620     8,664     8,819     9,242     9,188     9,028     8,921     9,473     9,669     9,644
Number of employees at
  end of year:
   Consolidated
     subsidiaries           871       835       870       743       865       842       840       819       829       832       824
   Associated companies     250       232       235       212       141       130       187       261       154       150       140

(1) The results of operations for 1997 include a gain on the sale of the European pulp and paper business -- $1,703 after tax, or $.20 per share and a litigation charge of $2,000 -- $1,320 after tax or $.16 per share. Excluding these items, net income was $12,228, or $1.41 per share.
(2) The results of operations for 1996 include special charges -- $16,912 after tax, or $1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.
(3) The results of operations for 1994 include net repositioning credits of $347, or $0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.
(4) The results of operations for 1993 include net repositioning charges of $7,854, or $0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.
(5) Restated to give retroactive effect to a three-for-two split in 1990.
(6) Calculated for 1991 using $10,790, which is the net income before the cumulative effect of change in accounting principle.


                                  Exhibit 13
                                  Page 32-33

                      SUPPLEMENTAL FINANCIAL INFORMATION

Classification of Products by Markets Served (unaudited)

     Consolidated net sales comprise chemical specialty and other products classified by markets served as follows:

(Dollars in thousands)      1997                1996                 1995                1994              1993
---------------------------------------------------------------------------------------------------------------------
Steel ............   $116,091    48%     $118,988    50%      $103,765    46%     $ 90,549    47%    $ 89,255     46%
Metalworking .....     82,578     34       84,657    35         85,949    38        68,576    35       57,826     30
Other ............     42,865     18       36,606    15         37,324    16        35,551    18       47,923     24
                     --------   ----     --------   ----      --------   ----     --------   ----    --------    ----
                     $241,534   100%     $240,251   100%      $227,038   100%     $194,676   100%    $195,004    100%
                     ========   ====     ========   ====      ========   ====     ========   ====    ========    ====

     Information on the Company's markets appears on page 5 of this report. Quarterly Results (unaudited)

(Dollars in thousands, except per share amounts)

                                    First      Second      Third        Fourth
------------------------------------------------------------------------------
1997
  Net sales ...................    $58,543     $60,312    $58,687     $63,992
  Operating income(1) .........      3,872       6,799      5,065       5,412
  Net income(2) ...............      2,567       4,657      3,319       2,068
  Net income per share
    (basic and diluted) .......       $.30        $.54       $.38        $.23

1996
  Net sales ...................    $58,203     $59,786    $61,813     $60,449
  Operating income (loss)(3) ..      3,163       4,132     (8,719)     (2,607)
  Net income (loss)(4) ........      1,676       2,648     (5,881)     (6,042)
  Net income (loss) per share
    (basic and diluted) .......       $.19        $.31      $(.68)      $(.70)

1995
  Net sales ...................    $54,527     $59,035    $57,872     $55,604
  Operating income ............      3,282       3,770      3,408         973
  Net income ..................      1,915       2,471      2,099         203
  Net income per share
    (basic and diluted) .......       $.22        $.28       $.24        $.02

(1) The second quarter includes a gain of $2,621 related to the sale of the European pulp and paper business.
(2) The fourth quarter includes a $2,000 litigation charge.
(3) The third and fourth quarters include repositioning charges of $13,100 and $6,130, respectively.
(4) The fourth quarter includes an asset impairment charge on equity investment of $3,445.

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

                             Range of Quotations           Dividends Declared
                  -------------------------------------    -------------------
                           1997               1996           1997      1996
                  -------------------------------------    -------------------
                    High        Low      High       Low
------------------------------------------------------------------------------
First quarter    $17 1/8  $15  1/8    $15       $12 3/4    $.17 1/2   $.17
Second quarter    17 3/8   15  5/8     14 1/2    11 3/4     .17 1/2
Third quarter     18 3/4   15 15/16    15 1/4    11 3/4     .18        .34 1/2
Fourth quarter    19 5/8   17  5/8     17 1/4    14 5/8     .18        .17 1/2


     As of January 15, 1998 there were 1,007 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities.

                    -------------------------------------

Copies of the Company's Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation, Attention:
Irene M. Kisleiko, Assistant Corporate Secretary, Conshohocken, PA 19428.


                                  Exhibit 13