Form 10-K, Exhibit 13
period 1998-12-31
QUAKER CHEMICAL CORP
filed 1999-03-30
CIK 81362

Exhibit 13
                                Financial Review

1998 Annual Report
Management's Discussion and Analysis of
Financial Condition and Results of Operations ..............................  16

Consolidated Statement of Operations......................................... 19

Consolidated Balance Sheet................................................... 20

Consolidated Statement of Cash Flows......................................... 21

Consolidated Statement of Shareholders' Equity............................... 22

Notes to Consolidated Financial Statements................................... 23

Report of Independent Accountants............................................ 31

Eleven-Year Financial Summary................................................ 32

Supplemental Financial Information........................................... 34


                               Exhibit 13 Page 15

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations



Liquidity and Capital Resources

     Management continues to believe that the Company is capable of generating adequate cash to meet the needs of current operations and to fund strategic initiatives.

     Net cash flow provided by operating activities amounted to $12.6 million in 1998 compared to $15.2 million in 1997. The decrease principally resulted from changes in working capital.

     Net cash used in investing activities increased to $16.8 million in 1998 from $1.4 million in 1997. The increase was due mainly to an increase in expenditures for property, plant, and equipment ($8.1 million in 1998 versus $5.6 million in 1997) and the $9.4 million purchase price for companies acquired in 1998 versus $3.5 million in proceeds from the sale of the European pulp and paper business in 1997.

     The majority of the expenditures for property, plant, and equipment in 1998 included upgrades of manufacturing capabilities at various locations with $1.1 million for environmental and regulatory compliance. Capital expenditures for 1999 are expected to be in the range of $7-9 million and include various upgrades to manufacturing capabilities in the U.S. and Europe and an estimated $1 million for environmental and regulatory compliance. The Company believes that funds generated internally should be sufficient to finance payments for capital expenditures.

     The Company has available $10 million in a line of credit and believes that additional bank borrowings could be negotiated at competitive rates, based on its debt to equity ratio and current levels of operating performance. The Company believes that it is capable of supporting its operating requirements during 1999, payment of dividends to shareholders, possible acquisition opportunities and possible resolution of contingencies (see Note 13 to the consolidated financial statements) through internally generated funds supplemented with debt as needed.


Operations

Comparison of 1998 with 1997

     Consolidated net sales for 1998 increased $15.6 million (6%) over 1997. The sales growth was the net result of (i) a 4% increase in volume, (ii) a 1% improvement in price/ mix, (iii) a 2% increase associated with the 1998 acquisition in Brazil, offset by a 1% negative impact from foreign currency translation (fluctuation in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The volume improvement for the year was mainly attributable to metalworking process chemical sales growth in the U.S., Asia/Pacific and South America mainly due to the strong demand from the steel industry and the mid-year acquisition in Brazil, and increased coatings sales to aircraft producers. Sales in Europe decreased slightly versus the prior year due to the negative impact of changes in foreign currency exchange rates.

     Operating income (excluding the 1998 repositioning and integration charge) increased to $22.5 million from $18.5 million (excluding the gain on the sale of the European pulp and paper business in 1997). The improvement was due in large part to the higher level of sales combined with an increased gross margin percentage. The Company's gross margin percentage improved 0.9%, when compared to 1997, mainly due to lower raw material costs, a more favorable sales mix and the continued focus on reducing costs throughout the organization. Selling, administrative, and general expenses as a percentage of sales were slightly below last year's level.

     Other income decreased mainly due to the absence of favorable transactional exchange gains which occurred in 1997. The Company's issuance of $20 million of long-term debt in the fourth quarter of 1997 resulted in higher interest expense during 1998. Equity in net income of associated companies decreased primarily as a result of lower earnings from associated companies in South America. The negative impact of currency translation on net income in 1998 was approximately $.05 per share.


Repositioning, Integration  and Asset Impairment Charges

     In the fourth quarter of 1998, the Company announced and implemented a repositioning and integration plan to better align its organizational structure with market demands, improve operational performance, and reduce costs. The Company recorded a pre-tax charge of $5.3 million ($2.9 million after-tax and minority interest, or $0.33 per share) in connection therewith. The repositioning and integration charge included workforce reductions (approximately 70 employees) in the Company's U.S., South American and European operations and integration costs associated with the closure of a leased facility as a result of the Company's recent acquisition in Brazil (see Note 12 to the consolidated financial statements).


                               Exhibit 13 Page 16

     The components of the 1998 pre-tax repositioning and integration charge included severance and other benefit costs of $4 million and early pension and postemployment benefits of $1.3 million. During 1998, $1 million of severance benefits was paid to affected employees. The remaining termination benefits liability at December 31, 1998 of $3 million will be paid out during 1999. The liabilities for early pension and postemployment benefits are included in the Company's pension and postretirement benefits obligations (see Note 7 to the consolidated financial statements).

     In 1996, the Company announced and implemented a series of measures designed to improve manufacturing capacity utilization, responsiveness to customers, operating efficiencies, and return on assets. In connection with these plans, the Company recorded pre-tax charges of $24.5 million ($16.9 million after-tax, or $1.96 per share) comprised of repositioning and asset impairment charges of $19.3 million and an impairment charge of $5.2 million ($3.4 million after-tax) related to an equity investment.

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

     Operating income (excluding the gain on the sale of the European pulp and paper business in 1997) increased to $18.5 million from $15.2 million (excluding the repositioning charge in 1996). The improvement was due in large part to the higher level of sales combined with an increased gross margin percentage. The Company's gross margin as a percentage of sales improved 1.6%, when compared to 1996 mainly as a result of the benefits associated with the consolidation of manufacturing operations in the U.S., pricing initiatives implemented over the past year, and a more favorable sales mix. Selling, administrative, and general expenses as a percent of sales were near last year's level.

     The $2 million litigation charge related to a reserve established in the fourth quarter of 1997 for the Company's potential liability in a legal proceeding (see Note 13 to the consolidated financial statements) which was subsequently settled on May 11, 1998 for an undisclosed amount not exceeding the reserve previously taken. Net interest costs decreased as a result of the increase in the Company's net cash position. The increase in equity in net income from associated companies was due primarily to improved profitability in the Company's FRS joint venture. The negative influence of currency translation on net income in 1997 was approximately $.21 per share compared to $.08 per share in 1996.


General

     The Company is involved in environmental clean-up activities and litigation in connection with an existing plant location and former waste disposal sites (see Note 13 to the consolidated financial statements). This involvement has not historically had, nor is it expected to have, a material effect on the Company's results of operations or financial condition.

     The Company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 54-57% of the consolidated sales. In the same period, these subsidiaries accounted for approximately 74-81% of consolidated operating profit (see Note 11 to the consolidated financial statements).

     The Company is actively engaged in assessing and solving its Year 2000 problem. The Company completed a comprehensive assessment of all key systems (both IT and non-IT systems). As to systems found to be non-Year 2000 compliant, the Company initiated a program of systems replacements and updates. The Company completed the majority of this program during 1998 and expects that the remaining work will be completed in 1999. The systems work includes


                               Exhibit 13 Page 17
the appropriate level of testing to ensure Year 2000 compliance. Expenditures (historical and future) to be incurred in addressing any Year 2000 problems in the Company's systems are not expected to be material and are currently estimated to be approximately $750 thousand, including amounts which may be capitalized as long-term assets. In addition to this effort, the Company, with the assistance of an outside consultant, is undertaking a second complete assessment of all its IT and non-IT systems. This assessment will be completed in 1999.

     The Company is also actively seeking from its third-party providers written assurances that each will be Year 2000 compliant on a timely basis. To date, the Company has received affirmative responses from a majority of its third-party providers and will continue to pursue responses from its material third-party providers who have failed to respond to the initial inquiry. In addition, the Company intends to seek assurances as to Year 2000 compliance from its key customers and plans on contacting these customers in 1999. There can be no assurance, however, that (i) the systems of the Company's material third-party providers or key customers will be Year 2000 compliant and (ii) such non-compliance will not have a material adverse effect on the Company.

     The Company believes it is taking reasonable steps to prevent major interruptions in its business resulting from Year 2000 related issues. However, potential sources of risk specific to the Company are mainly external (third-party providers and customers) and include, but are not limited to, the inability of principal suppliers to be Year 2000 compliant. This could result in delays in product deliveries from such suppliers. The Company is still developing a reasonable worst case scenario as it relates to the Year 2000 problem and therefore has not developed a contingency plan to cover any unforeseen problems. The Company plans to complete the worst case analysis and its contingency plan in the first half 1999.


Euro

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency -- the euro. The euro will trade on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have established plans to address the systems and business issues raised by the euro currency conversion. The Company anticipates that the euro conversion will not have a material adverse impact on its financial condition or results of operations.


Forward-Looking and Cautionary Statements

     Except for historical information and discussions, statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those projected in such statements.

     Such risks and uncertainties include, but are not limited to, significant increase in raw material costs, worldwide economic and political conditions, and foreign currency fluctuations that may affect worldwide results of operations. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, appliance or durable goods manufacturers.


                               Exhibit 13 Page 18


                                 CONSOLIDATED STATEMENT OF OPERATIONS
                                                                             Year Ended December 31,
                                                                        ------------------------------------

(Dollars in thousands except per share amounts)                          1998          1997           1996
------------------------------------------------------------------------------------------------------------
Net sales...........................................................    $257,100      $241,534      $240,251
                                                                        --------      --------      --------
Costs and expenses:
   Cost of goods sold...............................................     141,459       134,943       138,199
   Selling, administrative, and general expenses....................      93,110        88,064        86,853
   Repositioning, integration, and asset impairment charges (Note 2)       5,261                      19,230
Gain on sale of European pulp and paper business (Note 12)..........                    (2,621)
                                                                        --------      --------      --------
                                                                         239,830       220,386       244,282
                                                                        --------      --------      --------
Operating income (loss).............................................      17,270        21,148        (4,031)
Other income, net (Note 1)..........................................       1,116         1,805         1,508
Litigation charge (Note 13).........................................                    (2,000)
Interest expense....................................................      (2,151)       (1,547)       (1,906)
Interest income.....................................................         562           329           432
                                                                        --------      --------      --------
Income (loss) before taxes..........................................      16,797        19,735        (3,997)
Taxes on income.....................................................       6,719         7,893           466
                                                                        --------      --------      --------
                                                                          10,078        11,842        (4,463)
Equity in net income of associated companies........................         961         1,161           480
Impairment charge on equity investment (Note 2).....................                                  (3,445)
Minority interest in net income of subsidiaries.....................        (389)         (392)         (171)
                                                                        --------      --------      --------
Net income (loss)...................................................    $ 10,650      $ 12,611     $  (7,599)
                                                                        ========      ========     =========
Per share data (Note 10):
   Net income (loss)-basic..........................................       $1.21         $1.45         $(.88)
   Net income (loss)-diluted........................................        1.20          1.45          (.88)
   Dividends........................................................         .74           .71           .69

The accompanying notes are an integral part of these consolidated financial statements.


                               Exhibit 13 Page 19

                                   CONSOLIDATED BALANCE SHEET
                                                                                 December 31,
                                                                           ------------------------

(Dollars in thousands except per share amounts)                             1998           1997
----------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents (Note 1)...................................   $ 10,213      $ 18,416
   Accounts receivable, less allowances for doubtful accounts
     of $2,004 in 1998 and $1,085 in 1997                                    52,448        48,625
   Inventories (Notes 1 and 4)..........................................     24,517        21,681
   Deferred income taxes (Note 6).......................................      4,828         3,460
   Prepaid expenses and other current assets............................      4,062         3,675
                                                                           --------      --------
          Total current assets..........................................     96,068        95,857
Investments in associated companies (Notes 1 and 3).....................      5,280         4,925
Property, plant, and equipment, net (Notes 1 and 5).....................     49,622        40,654
Intangible assets (Note 1)..............................................     21,366        14,500
Deferred income taxes (Note 6)..........................................     10,794        11,359
Other noncurrent assets (Notes 1 and 7).................................      6,773         5,168
                                                                           --------      --------
              Total assets..............................................   $189,903      $172,463
                                                                           ========      ========
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings and current portion of long-term debt (Note 8)     $ 1,420          $ --
   Accounts payable.....................................................     26,135        22,871
   Dividends payable....................................................      1,690         1,570
   Accrued compensation.................................................      9,967         9,723
   Other current liabilities (Notes 2 and 7)............................     11,220        13,595
                                                                           --------      --------
       Total current liabilities........................................     50,432        47,759
Long-term debt (Note 8).................................................     25,344        25,203
Deferred income taxes (Note 6)..........................................      3,896         3,752
Accrued postretirement benefits (Note 7)................................      9,866         9,564
Other noncurrent liabilities (Notes 2 and 7)............................      8,299         7,684
                                                                           --------      --------
          Total liabilities.............................................     97,837        93,962
                                                                           --------      --------
Minority interest in equity of subsidiaries (Note 1)....................      8,331         3,525
                                                                           --------      --------
Commitments and contingencies (Note 13).................................
Shareholders' equity (Note 9)
   Common stock, $1 par value; authorized 30,000,000 shares;
     issued (including treasury shares) 9,664,009 shares                      9,664         9,664
   Capital in excess of par value.......................................        910           928
   Retained earnings....................................................     84,873        80,749
   Unearned compensation................................................         --          (528)
   Accumulated other comprehensive income (loss)........................        582          (874)
                                                                           --------      --------
                                                                             96,029        89,939
   Treasury stock, shares held at cost; 1998-770,059, 1997-943,552......     12,294        14,963
                                                                           --------      --------
          Total shareholders' equity....................................     83,735        74,976
                                                                           --------      --------
              Total liabilities and shareholders' equity................   $189,903      $172,463
                                                                           ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                               Exhibit 13 Page 20

                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                           Year Ended December 31,
                                                                      ---------------------------------
(Dollars in thousands)                                                  1998       1997        1996
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income (loss).................................................  $10,650    $12,611     $(7,599)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation..................................................    5,290      5,154       6,347
       Amortization..................................................    1,821      2,110       2,361
       Equity in net income of associated companies..................     (961)    (1,161)       (480)
       Minority interest in earnings of subsidiaries.................      389        392         171
       Gain on sale of European pulp and paper business..............              (2,621)
       Litigation charge.............................................               2,000
       Deferred income taxes.........................................     (145)       541        (248)
       Deferred compensation and other postretirement benefits.......    1,396      1,649         952
       Repositioning, integration, and asset impairment charges......    5,261                 24,455
   Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:
       Accounts receivable...........................................   (2,684)    (6,379)        305
       Inventories...................................................   (1,149)    (1,868)        132
       Prepaid expenses and other current assets.....................   (1,879)      (149)       (148)
       Accounts payable and accrued liabilities......................     (851)     6,248       3,148
       Change in repositioning liabilities...........................   (1,882)    (4,426)     (2,921)
       Estimated taxes on income.....................................   (2,675)     1,109       1,475
                                                                       -------    -------     -------
         Net cash provided by operating activities...................   12,581     15,210      27,950
                                                                       -------    -------     -------

Cash flows from investing activities
   Dividends from associated companies...............................    1,096        654       1,406
   Investments in property, plant, equipment, and other assets.......   (8,099)    (5,580)     (6,923)
   Companies acquired................................................   (9,350)
   Investments in and advances to associated companies...............     (621)      (779)     (2,039)
   Proceeds from sale of European pulp and paper business............               3,548
   Proceeds from sale of patent, production technology,
     and other assets ...............................................       70      1,005         830
   Other, net........................................................       63       (280)        428
                                                                       -------    -------     -------
         Net cash used in investing activities.......................  (16,841)    (1,432)     (6,298)
                                                                       -------    -------     -------

Cash flows from financing activities
   Net (decrease) increase in short-term borrowings..................    1,078    (13,090)     (7,438)
   Long-term borrowings..............................................      483     20,000
   Repayment of long-term debt.......................................              (4,289)     (4,796)
   Dividends paid....................................................   (6,526)    (6,179)     (5,936)
   Treasury stock issued.............................................    1,588        937         979
   Treasury stock acquired...........................................                          (1,587)
                                                                       -------    -------     -------
         Net cash used in financing activities.......................   (3,377)    (2,621)    (18,778)
                                                                       -------    -------     -------
   Effect of exchange rate changes on cash...........................     (566)    (1,266)     (1,579)
                                                                       -------    -------     -------
     Net increase (decrease) in cash and cash equivalents............   (8,203)     9,891       1,295
     Cash and cash equivalents at beginning of year..................   18,416      8,525       7,230
                                                                       -------    -------     -------
     Cash and cash equivalents at end of year........................  $10,213    $18,416     $ 8,525
                                                                       =======    =======     =======

Supplemental cash flow disclosures
  Cash paid during the year for:
     Income taxes....................................................  $ 5,059    $ 5,920     $ 5,497
     Interest........................................................    1,945      1,568       2,040

The accompanying notes are an integral part of these consolidated financial statements.

                               Exhibit 13 Page 21

                                         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                       Accumulated
                                                   Capital in                             other
(Dollars in thousands except              Common    excess of  Retained   Unearned     comprehensive   Treasury
 per share amounts)                        stock    par value  earnings compensation    income (loss)   stock        Total
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995........       $9,664     $ 780     $87,852     $(722)       $11,556       $(15,915)    $93,215
                                                                                                                    -------
   Net loss.........................                             (7,599)                                             (7,599)
   Currency translation adjustments.                                                      (5,858)                    (5,858)
   Minimum pension liability........                                                          89                         89
                                                                                                                    -------
     Comprehensive income...........                                                                                (13,368)
   Dividends ($.69 per share).......                             (5,936)                                             (5,936)
                                                                                                                    -------
   Shares acquired under
     repurchase program                                                                                  (1,587)     (1,587)
   Shares issued upon exercise
     of options                                        (146)                                                681         535
   Shares issued for employee
     stock purchase plan                                                                                    444         444
   Amortization of restricted
     stock bonus                                                              263                                       263
                                           ------     -----     -------      ----         ------       --------     -------
Balance at December 31, 1996........        9,664       634      74,317      (459)         5,787        (16,377)     73,566
                                                                                                                    -------
   Net income.......................                             12,611                                              12,611
   Currency translation adjustments.                                                      (6,683)                    (6,683)
   Minimum pension liability........                                                          22                         22
                                                                                                                    -------
     Comprehensive income...........                                                                                  5,950
                                                                                                                    -------
   Dividends ($.71 per share).......                             (6,179)                                             (6,179)
   Shares issued upon exercise
     of options                                          35                                                 532         567
   Shares issued for employee
     stock purchase plan                                 86                                                 392         478
   Restricted stock bonus...........                    173                  (332)                          490         331
   Amortization of restricted
     stock bonus                                                              263                                       263
                                           ------     -----     -------      ----         ------       --------     -------
Balance at December 31, 1997........        9,664       928      80,749      (528)          (874)       (14,963)     74,976
                                                                                                                    -------
   Net income.......................                             10,650                                              10,650
   Currency translation adjustments.                                                       1,788                      1,788
   Minimum pension liability........                                                        (332)                      (332)
                                                                                                                    -------
     Comprehensive income...........                                                                                 12,106
                                                                                                                    -------
   Dividends ($.74 per share).......                             (6,526)                                             (6,526)
   Shares issued upon exercise
     of options                                        (339)                                              1,574       1,235
   Shares issued for employee
     stock purchase plan                                 90                                                 395         485
   Restricted stock bonus...........                    231                   331                           700       1,262
   Amortization of restricted
     stock bonus                                                              197                                       197
                                           ------     -----     -------      ----         ------       --------     -------
Balance at December 31, 1998........       $9,664     $ 910     $84,873      $ --         $  582       $(12,294)    $83,735
                                           ======     =====     =======      ====         ======       ========     =======


The accompanying notes are an integral part of these consolidated financial statements.

                               Exhibit 13 Page 22

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except share and per share amounts)


Note 1 - Significant Accounting Policies

     Principles of consolidation: All majority-owned subsidiaries are included in the Company's consolidated financial statements, with appropriate elimination of intercompany balances and transactions. Investments in associated (less than majority-owned) companies are accounted for under the equity method.

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

     Derivative financial instruments: The Company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions and foreign exchange options to reduce its exposure to changes in foreign exchange rates. The amount of any gain or loss on derivative financial instruments was immaterial in 1998, 1997, and 1996. There are no contracts or options outstanding at December 31, 1998.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement must be adopted by January 1, 2000, and will require the Company to recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains and losses on foreign currency transactions and forward exchange contracts, to the extent they have been effective as hedges, would continue to be recognized as they are now. Adoption of SFAS No. 133 is not expected to have a material impact on the Company's operating results or financial position.

     Cash and cash equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market value. Cost of domestic inventories, except for those of the Coatings segment, are determined using the last-in, first-out ("LIFO") method. Cost of foreign subsidiaries and the domestic Coatings segment inventories are determined using the first-in, first-out ("FIFO") method.

     Property, plant, and equipment: Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; and machinery and equipment, 3 to 15 years.

     Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred.

     Intangible assets: Intangible assets consist of goodwill and other intangibles arising from acquisitions which are being amortized on a straight-line basis over periods of 5 to 40 years (5 to 20 years on acquisitions subsequent to 1991). At December 31, 1998 and 1997, accumulated amortization amounted to $5,217 and $4,398, respectively.

     Asset impairment: The Company periodically evaluates the carrying value of its property, plant, and equipment and goodwill when events and circumstances warrant such a review. Property, plant, and equipment and goodwill is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than the carrying value. In that event, the Company recognizes a loss equal to the amount by which the carrying value exceeds the fair market value of assets (less estimated costs to dispose, for assets to be disposed of). See Note 2.

     Revenue recognition: Sales are recorded primarily when products are shipped to customers. License fees and royalties offset by miscellaneous expenses are recorded when earned.

     Research and development costs: Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1998, 1997, and 1996 were $9,550, $9,508, and $11,181, respectively.

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

                               Exhibit 13 Page 23

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

     Comprehensive income: In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income. The Company has presented the components of comprehensive income in its Statement of Shareholders' Equity. The adoption of SFAS No. 130 did not affect results of operations, financial position, or cash flows. The accumulated currency translation adjustments and minimum pension liability included in accumulated other comprehensive income were $1,580 and $(998) at December 31, 1998, respectively, and $(208) and $(666) at December 31, 1997, respectively.

     Segment information: In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 11).

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


Note 2 - Repositioning, Integration, and Asset Impairment Charges

     In the fourth quarter of 1998, the Company announced and implemented a repositioning and integration plan to better align its organizational structure with market demands, improve operational performance and reduce costs, and recorded a pre-tax charge of $5,261 ($2,882 after-tax and minority interest, or $0.33 per share in connection therewith). The repositioning and integration charge included workforce reductions (approximately 70 employees) in the Company's U.S., South American and European operations and integration costs associated with the closure of a leased facility as a result of the Company's recent acquisition in Brazil (see Note 12).

     The components of the 1998 pre-tax repositioning and integration charge included severance and other benefit costs of $3,990 and early pension and postemployment benefits of $1,271. During 1998, $965 of severance benefits was paid to affected employees. The remaining termination benefits liability at December 31, 1998 of $3,025 will be paid out during 1999. The liabilities for early pension and postemployment benefits are included in the Company's pension and postretirement benefits obligations (see Note 7).

     In 1996, the Company announced and implemented a series of measures designed to improve manufacturing capacity utilization, responsiveness to customers, operating efficiencies, and return on assets. In connection with these plans, the Company recorded pre-tax charges of $24,455 ($16,912 after-tax, or $1.96 per share) comprised of repositioning and asset impairment charges of $19,230 and an impairment charge of $5,225 ($3,445 after-tax) related to an equity investment.


Note 3 - Investments in Associated Companies

     Summarized financial information of the associated companies (less than majority-owned), in the aggregate, is as follows:

                                   December 31,
                           -----------------------------
                             1998      1997       1996
--------------------------------------------------------
Current assets...........   $24,220   $21,922   $20,848
Noncurrent assets........     6,084     4,484     5,263
Current liabilities......    13,772    11,994    12,647
Noncurrent liabilities...     3,761     3,395     2,763

                               Year Ended December 31,
                           -----------------------------
                             1998      1997       1996
--------------------------------------------------------
Net sales................   $50,542   $54,262   $53,481
Gross margin.............    18,893    19,683    18,070
Operating income.........     5,963     6,089     3,412
Net income...............     2,367     2,662     1,252


Note 4 - Inventories
Total inventories are comprised of:

                                         December 31,
                                    --------------------
                                       1998       1997
--------------------------------------------------------
Raw materials and supplies.........   $12,616   $10,316
Work in process and finished goods.    11,901    11,365
                                      -------   -------
                                      $24,517   $21,681
                                      =======   =======

     Inventories valued under the LIFO method amounted to $6,621 and $6,988 at December 31, 1998 and 1997, respectively. The estimated replacement costs for these inventories using the FIFO method were approximately $6,867 and $7,148, respectively.

                               Exhibit 13 Page 24

Note 5 - Property, Plant, and Equipment

     Property, plant, and equipment is comprised of:

                                         December 31,
                                   ---------------------
                                       1998       1997
--------------------------------------------------------
Land .............................   $  5,858  $  5,751
Building and improvements.........     37,711    31,523
Machinery and equipment...........     65,818    58,532
Construction in progress  ........      2,576     1,213
                                     --------   -------
                                      111,963    97,019
Less accumulated depreciation.....     62,341    56,365
                                     --------   -------
                                     $ 49,622   $40,654
                                     ========   =======

Note 6 - Taxes on Income

     Taxes on income consist of the following:

                               Year Ended December 31,
                              1998      1997      1996
--------------------------------------------------------
Current
   Federal...............   $ 1,294     $ 557   $(3,838)
   State.................       145       155       193
   Foreign...............     5,425     6,640     4,359
                            -------     -----   -------
                              6,864     7,352       714
Deferred
   Federal...............    (1,016)   (1,294)     (488)
   Foreign...............       871     1,835       240
                            -------     -----   -------
Total....................   $ 6,719   $ 7,893   $   466
                            =======   =======   =======

     Total deferred tax assets and liabilities are comprised of the following at December 31:

                                     1998                       1997
                            ------------------------    ------------------------
                                            Non-                        Non-
                              Current      current        Current     current
--------------------------------------------------------------------------------
Retirement benefits.......    $  35                       $  251
Allowance for doubtful
 accounts.................      307                          369
FRS impairment............                 $ 2,192                    $ 2,162
Insurance and litigation
 reserves.................    1,372                        1,175
Postretirement benefits...                   3,027                      3,038
Supplemental retirement
 benefits.................                     733                        682
Performance incentives....    1,314            431           797          663
Alternative minimum
 tax carryforward.........                     968                        968
Repositioning charges.....    1,800          2,873           868        3,498
Operating loss
 carryforward.............                   3,844                      3,146
Other.....................                     570                        348
 Valuation allowance......                  (3,844)                    (3,146)
                             ------        -------        ------      -------
Total deferred tax assets.   $4,828        $10,794        $3,460      $11,359
                             ======        =======        ======      =======
Depreciation..............                 $ 2,773                     $2,732
Sale of European pulp
  and paper business......                     916                        916
Other.....................                     207                        104
                                           -------                    -------
Total deferred tax
 liabilities..............                 $ 3,896                    $ 3,752
                                           =======                    =======


     The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the year ended December 31:

                                            1998        1997         1996
--------------------------------------------------------------------------------
Income tax (benefit)
  provision at the Federal
  statutory tax rate..................     $5,833      $6,710       $(1,359)
State income tax
  provisions, net.....................         96         102            54
Non-deductible
  entertainment and
  business meal expense...............        206         214           200
Foreign taxes on earnings
  at rates different from the
  Federal statutory rate..............        197         833         1,280
Miscellaneous items, net..............        387          34           291
                                           ------      ------       -------
Taxes on income.......................     $6,719      $7,893       $   466
                                           ======      ======       =======


     At December 31, 1998, the Company has net operating loss carryforwards of $11,813, of which $946 expire between 1999 and 2003. There is no time limit for the remaining net operating loss carryforwards of $10,867. Due to the uncertainty of the realization of these deferred tax assets, the Company has established a valuation allowance against these carryforward benefits.

     U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1998 was approximately $85,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.


Note 7 - Pension and Other Postretirement Benefits

     The Company maintains various noncontributory retirement plans, the largest of which is in the U.S., covering substantially all of its employees in the U.S. and certain other countries. The plans of the Company's subsidiaries in the Netherlands and in the United Kingdom are subject to the provision of SFAS No. 87, "Employers' Accounting for Pensions." The plans of the remaining non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of SFAS No. 87.


                               Exhibit 13 Page 25

     The following table shows the components of pension costs for the periods indicated:

                              1998      1997      1996
-------------------------------------------------------
Service cost............... $ 1,608   $ 1,425   $ 1,305
Interest cost..............   3,613     3,376     3,347
Expected return
  on plan assets...........  (4,416)   (4,124)   (3,858)
Other amortization, net....    (387)     (454)     (373)
                            -------   -------   -------
Net pension cost of plans
  subject to SFAS No. 87...     418       223       421
Early pension benefits
  (Note 2).................     965
                            -------   -------   -------
Net pension cost of plans
  subject to SFAS No. 87      1,383       223       421
Pension costs of plans not
  subject to SFAS No. 87        243       179       274
                            -------   -------   -------
Net pension costs.......... $ 1,626   $   402   $   695
                            =======   =======   =======

     The U.S. defined benefit pension plan is the largest plan. The significant assumptions for the U.S. plan were as follows:

                                                    1998     1997       1996
--------------------------------------------------------------------------------
Discount rate for projected benefit obligation      6.75%    7.25%     7.375%
Assumed long-term rate of compensation increases    5.5%     5.5%      5.5%
Long-term rate of return on plan assets             9.25%    9.25%     9.25%


All other pension plans used assumptions in determining the actuarial present value of the projected benefit obligations which are consistent with (but not identical to) those of the U.S. plan.

The Company has postretirement benefit plans that provide medical and life insurance benefits for certain retired employees of the Company. Both the medical and life insurance plans are currently unfunded.

The following table shows the components of postretirement costs for the periods indicated:

                                              1998       1997      1996
--------------------------------------------------------------------------------
Service cost............................     $  100      $ 72      $ 77
Interest cost...........................        622       642       571
                                             ------      ----      ----
Net periodic postretirement benefit cost        722       714       648
Special income item.....................        306
                                             ------      ----      ----
Net periodic postretirement benefit cost     $1,028      $714      $648
                                             ======      ====      ====


     The following table shows the Company plans' funded status reconciled with amounts reported in the consolidated balance sheet, as of December 31:

                                                              Other
                                                           postretirement
                                    Pension benefits          benefits
                                  ----------------------------------------------
                                    1998        1997        1998        1997
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year...........  $50,727     $50,196    $ 9,114    $ 8,974
Service cost.....................    1,608       1,425        100         72
Interest cost....................    3,613       3,377        622        642
Amendments.......................    3,717                    306
Translation difference...........      955      (1,764)
Actuarial loss...................    5,709         481        158        155
Benefits paid....................   (2,811)     (3,012)      (725)      (729)
Other............................      (47)         24
                                   -------     -------    -------    -------
Benefit obligation
  at end of year.................   63,471      50,727      9,575      9,114
Change in plan assets
Fair value of plan assets
  at beginning of year...........   53,041      51,336
Actual return  on plan assets....    5,348       5,100
Employer contribution............    1,709       1,544        725        729
Plan participants' contributions.       58          44
Translation difference...........      967      (1,971)
Benefits paid....................   (2,811)     (3,012)      (725)      (729)
                                   -------     -------    -------    -------
Fair value of plan assets
 at end of year..................   58,312      53,041
Funded status....................   (5,159)      2,314     (9,575)    (9,114)
Unrecognized transition asset....   (2,279)     (2,625)
Unrecognized gain/(loss).........    1,503      (5,300)      (291)      (450)
Unrecognized prior service cost..    3,918       3,073
                                   -------     -------    -------    -------
Net amount recognized............  $(2,017)    $(2,538)   $(9,866)   $(9,564)
                                   -------     -------    =======    =======
Amounts recognized in the
 statement of financial
 position consist of:
   Prepaid benefit cost..........    3,400       1,823
   Accrued benefit obligation....   (6,415)     (5,027)
   Accumulated other
     comprehensive income........      998         666
                                   -------     -------
Net amount recognized............  $(2,017)    $(2,538)
                                   =======     =======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $9,589, $8,446, and $2,874, respectively, as of December 31, 1998 and $4,309, $4,183, and $0 respectively, as of December 31, 1997.

                               Exhibit 13 Page 26

     The discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.25% in 1998 and 1997, respectively.

     In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 7.8% in 1998, gradually decreasing to 5.5% over 9 years. A 1% increase in the health care cost trend rate would increase total service and interest cost for 1998 by $34 and the accumulated postretirement benefit obligation as of December 31, 1998 by $547. A 1% decrease in the health care cost trend rate would decrease total service and interest cost for 1998 by $30 and the accumulated postretirement benefit obligation as of December 31, 1998 by $480.

     The Company maintains a plan under which supplemental retirement benefits are provided to certain officers. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $411, $291, and $262 in 1998, 1997, and 1996, respectively, representing the annual accrued benefits under this plan.

     Profit sharing plan: The Company also maintains a qualified profit sharing plan covering substantially all domestic employees other than those who are compensated on a commission basis. Contributions were $310, $295, and $405 for 1998, 1997, and 1996, respectively.


Note 8 - Long-term Debt

     Long-term debt consisted of the following:

                                                    December 31,
                                            ---------------------------
                                                  1998      1997
-----------------------------------------------------------------------
6.98% Senior unsecured notes due 2007.....      $20,000      $20,000
Industrial development authority
 monthly floating rate (3.5% at
 December 31, 1998) demand
 bonds maturing 2014......................        5,000        5,000
Other debt obligations....................          686          203
                                                -------      -------
                                                 25,686       25,203
Less current portion......................          342
                                                -------      -------
                                                $25,344      $25,203
                                                =======      =======

     The long-term financing agreements require the maintenance of certain financial covenants with which the Company is in compliance.

     During the next five years, payments on long-term debt are due as follows:
$342 in 1999, $0 in 2000, and $2,857 in 2001, 2002, and 2003.

     At December 31, 1998, the Company had outstanding short-term borrowings with banks under lines of credit in the aggregate of $1,078. There were no outstanding short-term borrowings at December 31, 1997.

     The Company has available a $10,000 unsecured line of credit that is renewed annually. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at the time. There were no outstanding borrowings under this line of credit at December 31, 1998 or 1997.

     At December 31, 1998 and 1997, the values at which the financial instruments are recorded are not materially different from their fair market value.


Note 9 - Shareholders' Equity

     Holders of record of the Company's common stock for a period of 36 consecutive calendar months or less are entitled to 1 vote per share of common stock. Holders of record of the Company's common stock for a period greater than 36 consecutive calendar months are entitled to 10 votes per share of common stock.

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

     Under provisions of a stock purchase plan which permits employees to purchase shares of stock at 85% of the market value, 27,538 shares, 26,490 shares, and 31,193 shares were issued from treasury in 1998, 1997, and 1996, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1998, 105,035 shares are available for purchase.

     The Company has a long-term incentive plan for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options are exercisable one year after the date of the grant for a period of time determined by the Company not to exceed ten years from the date of grant. The Company


                               Exhibit 13 Page 27
has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at grant date for awards in 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            1998       1997       1996
--------------------------------------------------------------------------------
Net income (loss)- as reported.........   $10,650     $12,611    $(7,599)
Net income (loss)- pro forma...........    10,304      12,567     (8,139)
Net income (loss) per share-
  as reported (diluted)................     $1.20       $1.45      $(.88)
Net income (loss) per share-
  pro forma (diluted)..................      1.16        1.45       (.95)

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                              1998      1997      1996
--------------------------------------------------------
Dividend yield.............    3.9%      3.9%      3.9%
Expected volatility........   22.7%     24.5%     22.5%
Risk-free interest rate....   5.09%     5.65%     6.35%
Expected life (years)......      9          8        8

     The table below summarizes transactions in the plan during 1998, 1997, and 1996.

                                             1998                    1997             1996
                                   -------------------------  --------------------  -----------
                                                    Weighted             Weighted
                                                    Average              Average
                                       Number      Exercise    Number    Exercise      Number
                                     of Shares      Price     of Shares   Price      of Shares
-----------------------------------------------------------------------------------------------
Options outstanding at January 1,      921,999      $17.03    1,008,129    $16.83     894,854
Options granted                        155,400       17.19       62,530     18.24     290,070
Options exercised                      (97,994)      12.89      (32,768)    14.71     (48,678)
Options expired                        (36,142)      21.02     (115,892)    15.82    (128,117)
                                       -------                ---------             ---------
Options outstanding at December 31,    943,263       17.34      921,999     17.03   1,008,129
                                       -------                ---------             ---------
Options exercisable at December 31,    760,352      $17.47      712,154    $17.30     689,934
                                       -------      ------    ---------    ------   ---------

     The following table summarizes information about stock options outstanding at December 31, 1998:

             Options Outstanding                         Options Exercisable
-----------------------------------------------------  -------------------------
                                Weighted
                                 Average     Weighted                  Weighted
                    Number         Con-      Average      Number       Average
     Range of     Outstanding    tractual    Exercise   Exercisable    Exercise
 Exercise Prices  at 12/31/98     Life         Price    at 12/31/98     Prices
------------------------------------------------------  ------------------------
 $12.10-$14.52      137,886         7         $13.46      123,380       $13.46
  14.53- 16.94      251,109         8          15.72      136,704        15.02
  16.95- 19.36      415,045         6          18.19      361,045        18.18
  19.37- 21.78       69,223         3          20.77       69,223        20.77
  21.79- 24.20       70,000         6          22.36       70,000        22.36
                    -------         -                     -------
                    943,263         6         $17.34      760,352       $17.47
                    =======         =         ======      =======       ======

     Options were exercised for cash, resulting in the issuance of 97,994 shares in 1998 and 32,768 shares in 1997. Options to purchase 120,829 shares were available at December 31, 1998 for future grants.

     The plan also provides for the issuance of performance incentive units, the value of which is determined based on operating results over a four-year period. The effect on operations of the change in the estimated value of incentive units during the year was $870, $1,350, and $600 in 1998, 1997, and 1996, respectively.

     Shareholders of record on February 20, 1990 received two stock purchase rights (the "Rights") for each three shares of common stock outstanding. The Rights become exercisable if a person or group acquires or announces a tender offer which would result in such person's acquisition of 20% or more of the Company's common stock. The Rights also become exercisable if the Board of Directors declares a person to be an "adverse person" and that person has obtained not less than 10% of the outstanding shares of the Company's common stock.

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

                               Exhibit 13 Page 28

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

     Restricted stock bonus: In 1995, the Company granted an initial stock bonus of 50,000 shares of the Company's common stock to its chief executive officer ("CEO") of which 5,000 shares were paid to him immediately and 15,000 shares were delivered to him on October 2, 1996, October 2, 1997, and October 2, 1998. The unearned compensation has been charged to selling, administrative, and general expenses ("SA&G") over the three-year vesting period and was $197 in 1998 and $263 in 1997 and 1996.

     In 1997, the Company granted an additional stock bonus of 35,000 shares of the Company's common stock to its CEO. The shares were registered in his name and were delivered over a two-year period based on the attainment of certain profit-before-tax financial performance criteria. In 1998, 16,975 shares were earned, and in 1997, 17,500 shares were earned, and $315 and $331 was charged to SA&G in 1998 and 1997, respectively.

     Additionally, the CEO earned a bonus of 50,000 shares of the Company's common stock during 1997 based on the increase in the Company's earnings per share. Approximately $900 was charged to SA&G during 1997.



Note 10 - Earnings Per Share

     The following table summarizes earnings per share (EPS) calculations for the years ended December 31, 1998, 1997, and 1996:

                                               December 31,
                                  -----------------------------------------
                                     1998         1997          1996
--------------------------------------------------------------------------------
Numerator for basic EPS
  and diluted EPS -
  net income (loss)...........     $10,650      $12,611         $(7,599)
                                   =======      =======         =======
Denominator for basic EPS -
  weighted average shares.....       8,789        8,673           8,587
Effect of dilutive securities:
   Primarily employee
     stock options............          71           34              52
                                   -------      -------         -------
Denominator for diluted EPS -
  weighted average shares and
  assumed conversions                8,860        8,707           8,639
                                   =======      =======         =======
Basic EPS.....................       $1.21        $1.45           $(.88)
Diluted EPS...................        1.20         1.45            (.88)

     The following number of stock options are not included in dilutive earnings per share since in each case the exercise price is greater than the market price: 190, 226, and 587, in 1998, 1997, and 1996, respectively.


Note 11 - Business Segments

     The Company's reportable segments are as follows:

(1) Metalworking process chemicals-produces products used as lubricants for various heavy industrial and manufacturing applications.

(2) Coatings-produces temporary and permanent coatings for metal products and chemical milling maskants.

(3) Other chemical products-primarily includes chemicals used in the manufacturing of paper as well as other various chemical products.

     Segment data includes direct segment costs as well as general operating costs, including depreciation, allocated to each segment based on net sales.


                               Exhibit 13 Page 29

     The table below presents information about the reported segments for the years ending December 31:

                        Metalworking                      Other
                          Process                       Chemical
                         Chemicals      Coatings         Products      Total
--------------------------------------------------------------------------------
1998
  Net sales...........    $225,433       $19,434        $12,233       $257,100
  Operating income....      30,377         4,896           (843)        34,430
  Depreciation........       4,805            84            261          5,150
1997
  Net sales...........    $211,457       $15,662        $14,415       $241,534
  Operating income....      27,322         3,545            528         31,395
  Depreciation........       4,630            80            316          5,026
1996
  Net sales...........    $211,099       $10,846        $18,306       $240,251
  Operating income....      24,655         2,088            988         27,731
  Depreciation........       5,652            78            490          6,220

     Operating income comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operation, interest expense, interest income, and license fees from nonconsolidated associates.

     A reconciliation of total segment operating income to total consolidated income (loss) before taxes, for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                    1998            1997            1996
--------------------------------------------------------------------------------
Total operating income for
  reportable segments...........   $34,430         $31,395         $27,731
Repositioning charges...........    (5,261)                        (19,230)
Nonoperating charges............    (9,938)        (10,630)         (6,599)
Asset impairment charges
  on equity investment..........                                    (3,445)
Depreciation and
  amortization..................    (1,961)         (2,238)         (2,488)
Litigation charge...............                    (2,000)
Interest expense................    (2,151)         (1,547)         (1,906)
Interest income.................       562             329             432
Other income....................     1,116           1,805           1,508
Gain on sale of European
  pulp and paper business.......                     2,621
                                   -------         -------        --------
Consolidated income (loss)
  before taxes..................   $16,797         $19,735        $ (3,997)
                                   =======         =======        ========

     The following is sales and long-lived asset information by geographic area as of and for the years ended December 31:

                              1998      1997      1996
----------------------------------------------------------
Net sales
United States............  $119,624  $110,942  $104,135
Europe...................    93,097    94,898   101,676
Asia/Pacific.............    25,750    22,416    24,188
South America............    18,629    13,278    10,252
                           --------  --------  --------
Consolidated.............  $257,100  $241,534  $240,251
                           ========  ========  ========

                              1998      1997     1996
----------------------------------------------------------
Long-lived assets
United States............   $28,417   $26,400   $26,834
Europe...................    30,341    26,828    29,618
Asia/Pacific.............     5,606     5,225     5,810
South America............    18,677     6,794     7,516
                            -------   -------   -------
Consolidated.............   $83,041   $65,247   $69,778
                            =======   =======   =======


Note 12 - Business Acquisitions and Divestitures

     In 1998 and 1997, the Company completed the acquisitions or divestitures set forth below. Each acquisition was accounted for as a purchase, and, accordingly, the purchase price has been allocated where appropriate between the fair value of identifiable net assets acquired and the excess of cost over net assets of acquired companies. The consolidated financial statements include the operating results of each business acquired from the date of acquisition. Pro forma results of operations have not been presented for any of the acquisitions or divestitures because the effects of these transactions, individually or in the aggregate, were not material.

     On June 25, 1998, the Company completed the formation of a majority-owned joint venture in Brazil and small businesses in Italy and Venezuela for approximately $9,350 of which goodwill comprises $5,500 and is being amortized over 20 years. In addition to the initial contribution, certain earn out provisions may require additional investments.

     On August 7, 1997, the Company entered into an agreement with Asianol Lubricants Ltd. for the creation of a joint venture in India. The Company owns 55% of the joint venture and made a cash investment of $153 during 1997.

     On July 1, 1997, the Company completed the sale of its European pulp and paper business for approximately $3,500 in cash.

Note 13 - Commitments and Contingencies

     In 1996, Petrolite Corporation ("Petrolite"), filed a demand of arbitration and a statement in support thereof with the American Arbitration Association in St. Louis, Missouri. Petrolite asserted claims for negligent misrepresentation and breach of contract arising out of a Technology Purchase Agreement (the "Agreement") between Petrolite and the Company pursuant to which the Company sold various assets, including certain patent rights, to Petrolite for a purchase price of approximately $8,500 plus an obligation to pay royalties. During 1998, the Company paid Petrolite an undisclosed amount not exceeding the amount accrued in 1997, to resolve all disputes between them and terminate the arbitration proceedings.

                               Exhibit 13 Page 30

     A wholly owned non-operating subsidiary of the Company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. Although there can be no assurance regarding the outcome of existing claims proceedings, the subsidiary believes that it has made adequate accruals for all potential uninsured liabilities related to claims of which it is aware. Effective October 31, 1997, the subsidiary's insurance carriers agreed to be responsible for all damages and costs (including attorneys' fees) arising out of all existing and future asbestos claims. At December 31, 1998 and 1997, the subsidiary accrued approximately $50 to provide for anticipated damages and costs incurred prior to October 31, 1997.

     The Company has accrued for certain environmental investigatory and noncapital remediation costs consistent with the policy set forth in Note 1. The Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary. In coordination with the Santa Ana California Regional Water Quality Board, ACP is remediating the contamination. The Company believes that the potential uninsured liability associated with the completion of the remediation effort ranges from $700 to $2,300, for which the Company has accrued approximately $1,400.

     Additionally, although there can be no assurance regarding the outcome of other environmental matters, the Company believes that it has made adequate accruals for costs associated with other environmental problems of which it is aware. Approximately $205 and $475 was accrued at December 31, 1998 and 1997, respectively, to provide for such anticipated future environmental assessments and remediation costs.

     The Company is party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations or financial condition.


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Quaker Chemical Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
March 10, 1999


                               Exhibit 13 Page 31


ELEVEN-YEAR FINANCIAL SUMMARY

(Dollars in thousands except per share data and number of employees)

                                                          1998(1)      1997(2)     1996(3)     1995        1994(4)
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales ............................................  $ 257,100    $ 241,534   $ 240,251   $ 227,038   $ 194,676
Income (loss) before taxes and cumulative effect
  of change in accounting principle ..................     17,369       20,504      (7,133)     11,575      15,318
Cumulative effect of change in accounting
  for postretirement benefits ........................
Net income (loss) ....................................     10,650       12,611      (7,599)      6,688       9,402
Per share(6)
   Income (loss) before cumulative effect
      of change in accounting principle ..............       1.21         1.45        (.88)        .76        1.03
   Cumulative effect of change in accounting
      for postretirement benefits ....................
   Net income (loss) basic, excluding special charges        1.54         1.41        1.08         .76         .99
   Net income (loss) .................................       1.21         1.45        (.88)        .76        1.03
   Dividends .........................................        .74          .71         .69         .68     .63 1/2

Financial Position
Current assets .......................................     96,068       95,857      86,552      87,375      83,400
Current liabilities ..................................     50,432       47,759      64,034      60,868      42,754
Working capital ......................................     45,636       48,098      22,518      26,507      40,646
Property, plant, and equipment, net ..................     49,622       40,654      43,960      56,309      51,694
Total assets .........................................    189,903      172,463     165,608     185,408     170,172
Long-term debt .......................................     25,344       25,203       5,182       9,300      12,207
Shareholders' equity .................................     83,735       74,976      73,566      93,215      93,677

Other Data
Current ratio ........................................      1.9/1        2.0/1       1.4/1       1.4/1       2.0/1
Capital expenditures .................................      8,099        5,580       6,923       9,833       9,255
Net income (loss) as a percentage of net sales(7) ....        4.1%         5.2%       (3.2)%       2.9%        4.8
Return on average shareholders' equity(7) ............       13.4%        17.0%       (9.1)%       7.2%       10.2
Shareholders' equity per share at end of year(6) .....       9.41         8.60        8.53       10.76       10.62
Common stock per share price range(6):
   High ..............................................         21     19 13/16      17 1/4       19         19 1/2
   Low ...............................................         13     15            11 3/4       11         14 3/4
Number of shares outstanding at end of year(6) .......      8,894        8,720       8,620       8,664       8,819
Number of employees at end of year:
   Consolidated subsidiaries .........................        923          871         835         870         743
   Associated companies ..............................        266          250         232         235         212



ELEVEN-YEAR FINANCIAL SUMMARY (Continued)

(Dollars in thousands except per share data and number of employees)

                                                          1993(5)      1992        1991        1990        1989        1988
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales ............................................  $ 195,004    $ 212,491   $ 191,051   $ 201,474   $ 181,660   $ 166,662
Income (loss) before taxes and cumulative effect
  of change in accounting principle ..................     (1,524)      19,045      16,888      22,580      19,647      18,939
Cumulative effect of change in accounting
  for postretirement benefits ........................                              (5,675)
Net income (loss) ....................................     (1,758)      12,098       5,115      14,106      12,840      11,731
Per share(6)
   Income (loss) before cumulative effect
      of change in accounting principle ..............       (.19)        1.33        1.20        1.51        1.35        1.21
   Cumulative effect of change in accounting
      for postretirement benefits ....................                                (.63)
   Net income (loss) basic, excluding special charges         .66         1.33         .57        1.51        1.35        1.21
   Net income (loss) .................................       (.19)        1.33         .57        1.51        1.35        1.21
   Dividends .........................................    .60 1/2          .57         .53         .47         .41         .37

Financial Position
Current assets .......................................     84,387       85,567      82,725      84,833      75,427      69,326
Current liabilities ..................................     42,642       28,126      36,592      40,342      27,848      26,924
Working capital ......................................     41,745       57,441      46,133      44,491      47,579      42,402
Property, plant, and equipment, net ..................     55,541       52,179      48,661      46,315      36,539      32,821
Total assets .........................................    170,985      166,613     159,121     152,408     131,430     121,125
Long-term debt .......................................     16,095       18,604       5,219       5,453       5,665       5,000
Shareholders' equity .................................     91,383      101,642      98,898      99,113      90,440      82,884

Other Data
Current ratio ........................................      2.0/1        3.0/1       2.3/1       2.1/1       2.7/1       2.6/1
Capital expenditures .................................      8,960        7,226       8,420      12,663       7,553       5,295
Net income (loss) as a percentage of net sales(7) ....       (0.9)%        5.7%        5.6%        7.0%        7.1%        7.0%
Return on average shareholders' equity(7) ............       (1.8)%       12.1%       10.9%       14.9%       14.8%       14.6%
Shareholders' equity per share at end of year(6) .....       9.89        11.06       10.95       11.11        9.55        8.57
Common stock per share price range(6):
   High ..............................................     24 5/8       26           22 1/4      19 1/4      15 5/8      16 1/8
   Low ...............................................     14 1/4       18 3/4       15          12          12 1/2      11 3/8
Number of shares outstanding at end of year(6) .......      9,242        9,188       9,028       8,921       9,473       9,669
Number of employees at end of year:
   Consolidated subsidiaries .........................        865          842         840         819         829         832
   Associated companies ..............................        141          130         187         261         154         150

(1) The results of operations for 1998 include net repositioning and integration charges of $2,882, after-tax and minority interest, or $.33 per share. Excluding these charges, net income for 1998 was $13,532, or $1.54 and $1.53 per basic and diluted share, respectively.
(2) The results of operations for 1997 include a gain on the sale of the European pulp and paper business - $1,703 after-tax, or $.20 per share and a litigation charge of $2,000 - $1,320 after-tax or $.16 per share. Excluding these items, net income was $12,228, or $1.41 per share.
(3) The results of operations for 1996 include special charges - $16,912 after-tax, or $1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.
(4) The results of operations for 1994 include net repositioning credits of $347, or $0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.
(5) The results of operations for 1993 include net repositioning charges of $7,854, or $0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.
(6) Restated to give retroactive effect to a three-for-two split in 1990.
(7) Calculated for 1991 using $10,790, which is the net income before the cumulative effect of change in accounting principle


                               Exhibit 13 Page 32-33

                           SUPPLEMENTAL FINANCIAL INFORMATION

Quarterly Results (unaudited)

(Dollars in thousands, except per share amounts)
                                                First       Second      Third     Fourth
------------------------------------------------------------------------------------------
1998
   Net sales.................................  $62,235     $65,355     $65,991    $63,519
   Operating income(1).......................    4,968       5,759       5,823        720
   Net income(1) ............................    2,894       3,470       3,555        731
   Net income per share (basic)..............     $.33        $.40        $.40       $.08
   Net income per share (diluted)............     $.33        $.39        $.40       $.08
1997
   Net sales.................................  $58,543     $60,312     $58,687    $63,992
   Operating income(2).......................    3,872       6,799       5,065      5,412
   Net income(3).............................    2,567       4,657       3,319      2,068
   Net income per share (basic and diluted)..     $.30        $.54        $.38       $.23

(1) The fourth quarter includes a $5,261 ($2,882 after-tax) repositioning and integration charge.
(2) The second quarter includes a gain of $2,621 related to the sale of the European pulp and paper business.
(3) The fourth quarter includes a $2,000 litigation charge.


Stock Market and Related Security Holder Matters

     The Company's common stock is listed on the New York Stock Exchange ("NYSE"). The following table sets forth, for the calendar quarters during the past two years, the range of high and low sales prices for the common stock as reported by the NYSE, and the quarterly dividends declared as indicated.

                                    Range of Quotations                    Dividends Declared
                        -------------------------------------------     ------------------------
                               1998                     1997               1998        1997
                        --------------------------------------------    ------------------------
                         High         Low         High         Low
-------------------------------------------------------------------------------------------------
First quarter.....     $19 3/4      $16 1/2     $17 1/4        $15           $.18       $.17 1/2
Second quarter....      21           17 11/16    17 3/8         15 1/2        .18        .17 1/2
Third quarter.....      19 3/4       15 7/16     18 3/4         15 3/4        .19        .18
Fourth quarter....      18 7/16      13          19 13/16       17            .19        .18

     As of January 15, 1999 there were 1,018 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities.

     Copies of the Company's Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation, Attention: Irene M. Kisleiko, Assistant Corporate Secretary, Conshohocken, PA 19428.


                               Exhibit 13 Page 34