Form 10-K405, Exhibit 13
period 1999-12-31
QUAKER CHEMICAL CORP
filed 2000-03-30
CIK 81362

FINANCIAL REVIEW


1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations ........ 16

Consolidated Statement of Operations ................. 18

Consolidated Balance Sheet ........................... 19

Consolidated Statement of Cash Flows ................. 20

Consolidated Statement of Shareholders' Equity ....... 21

Notes to Consolidated Financial Statements ........... 22

Management's Responsibility for Financial Reporting .. 31

Report of Independent Accountants .................... 31

Eleven-Year Financial Summary ........................ 32

Supplemental Financial Information ................... 34

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Net cash flow provided by operating activities amounted to $14.2 million in 1999 compared to $12.6 million in 1998. The increase principally resulted from increases in net income offset by an increase in accounts receivable.

Net cash used in investing activities decreased to $6.4 million in 1999 from $16.8 million in 1998, primarily due to a $2.4 million decrease in expenditures for property, plant, and equipment in 1999 versus 1998 and the $9.4 million purchase price for companies acquired in 1998.

The majority of the expenditures for property, plant, and equipment in 1999 included upgrades of manufacturing capabilities at various locations with $1.7 million for environmental and regulatory compliance. Capital expenditures for 2000 are expected to be approximately $8.0 million and include various upgrades to manufacturing capabilities in the U.S. and Europe and an estimated $1.5 million for environmental and regulatory compliance. The Company believes that funds generated internally should be sufficient to finance payments for capital expenditures.

The Company has available $10.0 million in a line of credit and believes that additional bank borrowings could be negotiated at competitive rates, based on its debt to equity ratio and current levels of operating performance. The Company believes that it is capable of supporting its operating requirements during 2000, payment of dividends to shareholders, possible acquisition opportunities, and possible resolution of contingencies (see Note 13 of Notes to Consolidated Financial Statements) through internally generated funds supplemented with debt as needed.


Operations
Comparison of 1999 with 1998

Consolidated net sales for 1999 increased $1.4 million over 1998 results, primarily due to increased metalworking process chemicals revenues in Brazil and Asia/Pacific, offset by reductions in the European region due to foreign currency translation and lower coatings segment revenues. Declines in the coatings segment were related to lower aircraft production.

Operating income increased to $27.0 million from $22.5 million (excluding the impacts of the repositioning and integration charge adjustments). The improvement was primarily due to lower raw material costs, lower global manufacturing costs, and a more favorable sales mix due to increased sales of advantaged products.

In 1998, the Company initiated a repositioning and integration plan to better align its organizational structure with market demands, to improve operational performance, and to reduce costs. In the fourth quarter of 1998, the Company took a pre-tax charge of $5.3 million in connection with this program. At the end of 1999, the Company had substantially implemented these initiatives and reversed approximately $314,000 of the original charge. This is reported as a separate line item in the Consolidated Statement of Operations (see Note 2 of Notes to Consolidated Financial Statements).

Selling, general, and administrative costs in 1999 were flat compared with 1998, reflecting realized cost savings from the repositioning and integration program, offset primarily by increased costs in Brazil related to the midyear 1998 acquisition, as well as other business initiatives and projects such as Year 2000 projects.

The increase in other income of $0.7 million represents increased license revenue and lower foreign exchange losses in Europe this year versus prior year. Increased interest expense of $0.3 million over the prior year was related to higher short-term borrowings in the early part of 1999. Minority interest was $1.2 million higher in 1999 compared with the prior year due to higher net income earned in the Brazilian joint venture.

The Company's effective tax rate of 40% is consistent with prior years. The Company expects the effective rate for 2000 to be lower as a result of several global tax planning initiatives.

During 2000, the Company will perform a comprehensive review of the strategic position of certain individual business units and related assets, which may result in the consolidation or sale of certain assets. In conjunction with this study, the Company will assess the carrying value of certain tangible assets and goodwill, with a possible outcome being a write-down of selected assets. The Company is currently in the initial stage of this assessment.

Comparison of 1998 with 1997

Consolidated net sales for 1998 increased $15.6 million (6%) over 1997. The sales growth was the net result of (i) a 4% increase in volume, (ii) a 1% improvement in price/mix, and (iii) a 2% increase associated with the 1998 acquisition in Brazil, offset by a 1% negative impact from foreign currency translation (fluctuation in foreign currency exchange rates used to translate local currency statements to U.S. dollars). The volume improvement for the year was mainly attributable to metalworking process chemicals sales growth in the U.S., Asia/Pacific and South America, mainly due to the strong demand from the steel industry and the midyear acquisition in Brazil, and increased coatings sales to aircraft producers. Sales in Europe decreased slightly versus the prior year due to the negative impact of changes in foreign currency exchange rates.

Operating income (excluding the 1998 repositioning and integration charge) increased to $22.5 million from $18.5 million (excluding the gain on the sale of the European pulp and paper business in 1997). The improvement was due in large part to the higher level of sales combined with an increased gross margin percentage. The Company's gross margin percentage improved 0.9%, when compared to 1997, mainly due to lower raw material costs, a more favorable sales mix, and the continued focus on reducing costs throughout the organization. Selling, general, and administrative expenses as a percentage of sales were slightly below last year's level.

Other income decreased mainly due to the absence of favorable transactional exchange gains which occurred in 1997. The Company's issuance of $20.0 million of long-term debt in the fourth quarter of 1997 resulted in higher interest expense during 1998. Equity in net income of associated companies decreased primarily as a result of lower earnings from associated companies in South America. The negative impact of currency translation on net income in 1998 was approximately $0.05 per share.

General

The Company is involved in environmental clean-up activities and litigation in connection with an existing plant location and former waste disposal sites (see
Note 13 of Notes to Consolidated Financial Statements). This involvement has not historically had, nor is it expected to have, a material effect on the Company's results of operations or financial condition.

The Company does not use financial instruments which expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 54% to 57% of the consolidated sales (see Note 11 of Notes to Consolidated Financial Statements).

The Company's Year 2000 program of systems replacements and updates were completed in 1998 and 1999, and included the appropriate level of testing to ensure Year 2000 compliance. As a result of this effort, the Company experienced a smooth transition to the Year 2000 and continued to operate its business and serve its customers with no adverse Year 2000 impact.


Repositioning and Integration Charges

In the fourth quarter of 1998, the Company announced and implemented a repositioning and integration plan to better align its organizational structure with market demands, improve operational performance, and reduce costs. The Company recorded a pre-tax charge of $5.3 million ($2.9 million after-tax and minority interest, or $0.33 per share) in connection therewith. The repositioning and integration charge included workforce reductions (approximately 70 employees) in the Company's U.S., South American and European operations and integration costs associated with the closure of a leased facility as a result of the Company's recent acquisition in Brazil (see Note 2 of Notes to Consolidated Financial Statements).

The components of the 1998 pre-tax repositioning and integration charge included severance and other benefit costs of $4.0 million and early pension and postemployment benefits of $1.3 million. At the end of 1999, the Company had substantially implemented these initiatives and reversed approximately $314,000 of the original charge. The remaining repositioning and integration liability at December 31, 1999 of $572,000 will be paid out in 2000 (see Note 2 of Notes to Consolidated Financial Statements). The liabilities for early pension and postemployment benefits are included in the Company's pension and postretirement benefits obligations (see Note 7 of Notes to Consolidated Financial Statements).

Euro

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency -- the euro. The euro trades on currency exchanges and is used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have established plans to address the systems and business issues raised by the euro currency conversion. The Company anticipates that the euro conversion will not have a material adverse impact on its financial condition or results of operations.


Forward-Looking and Cautionary Statements

Except for historical information and discussions, statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those projected in such statements.

Such risks and uncertainties include, but are not limited to, significant increase in raw material costs, worldwide economic and political conditions, and foreign currency fluctuations that may affect worldwide results of operations. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, appliance or durable goods manufacturers.

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                 Year Ended December 31,
                                                         --------------------------------------------

(Dollars in thousands except per share amounts)           1999             1998                1997
-----------------------------------------------------------------------------------------------------
Net sales ............................................  $258,461          $257,100          $241,534
                                                        --------          --------          --------
Costs and expenses:
   Cost of goods sold ................................   141,585           144,954           137,320
   Selling, general, and administrative expenses .....    89,909            89,615            85,687
Repositioning and integration charges ................      (314)            5,261
Gain on sale of business                                                                      (2,621)
                                                        --------          --------          --------
                                                         231,180           239,830           220,386
                                                        --------          --------          --------
Operating income .....................................    27,281            17,270            21,148
Other income, net ....................................     1,862             1,116             1,805
Interest expense .....................................    (2,486)           (2,151)           (1,547)
Interest income ......................................       494               562               329
Litigation charge ...................................                                         (2,000)
                                                        --------          --------          --------
Income before taxes ..................................    27,151            16,797            19,735
Taxes on income ......................................    10,860             6,719             7,893
                                                        --------          --------          --------
                                                          16,291            10,078            11,842
Equity in net income of associated companies .........       957               961             1,161
Minority interest in net income of subsidiaries ......    (1,597)             (389)             (392)
                                                        --------          --------          --------
Net income ...........................................  $ 15,651          $ 10,650          $ 12,611
                                                        ========          ========          ========
Per share data:
   Net income-basic ..................................     $1.76             $1.21             $1.45
   Net income-diluted ................................      1.74              1.20              1.45
   Dividends .........................................       .77               .74               .71


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


                                                                    December 31,
                                                               ----------------------

(Dollars in thousands except per share amounts)                   1999         1998
-------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents ...............................   $   8,677    $  10,213
   Accounts receivable .....................................      55,132       52,448
   Inventories .............................................      23,357       24,517
   Deferred income taxes ...................................       4,843        4,828
   Prepaid expenses and other current assets ...............       4,232        4,062
                                                               ---------    ---------
          Total current assets .............................      96,241       96,068
Property, plant, and equipment, net ........................      44,752       49,622
Intangible assets ..........................................      15,994       21,366
Investments in associated companies ........................       5,773        5,280
Deferred income taxes ......................................       9,688       10,794
Other assets ...............................................       9,765        8,273
                                                               ---------    ---------

              Total assets .................................   $ 182,213    $ 191,403
                                                               =========    =========
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings and current portion of
      long-term debt .......................................   $     431    $   1,420
   Accounts payable ........................................      22,350       26,135
   Dividends payable .......................................       1,742        1,690
   Accrued compensation ....................................       8,749        9,967
   Other current liabilities ...............................      11,385       11,220
                                                               ---------    ---------
       Total current liabilities ...........................      44,657       50,432
Long-term debt .............................................      25,122       25,344
Deferred income taxes ......................................       3,949        3,896
Accrued postretirement benefits ............................       9,798        9,866
Other liabilities ..........................................       9,370        9,799
                                                               ---------    ---------
          Total liabilities ................................      92,896       99,337
                                                               ---------    ---------
Minority interest in equity of subsidiaries ................       8,118        8,331
                                                               ---------    ---------
Commitments and contingencies .............................
Shareholders' equity
   Common stock, $1 par value; authorized 30,000,000 shares;
     issued (including treasury shares) 9,664,009 shares ...       9,664        9,664
   Capital in excess of par value ..........................         832          910
   Retained earnings .......................................      93,655       84,873
   Accumulated other comprehensive (loss) income ...........     (11,378)         582
                                                               ---------    ---------
                                                                  92,773       96,029
   Treasury stock, shares held at cost; 1999-729,986,
     1998-770,059 ..........................................      11,574       12,294
                                                               ---------    ---------
          Total shareholders' equity .......................      81,199       83,735
                                                               ---------    ---------
              Total liabilities and shareholders' equity ...   $ 182,213    $ 191,403
                                                               =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                         Year Ended December 31,
                                                                    --------------------------------
(Dollars in thousands)                                                1999        1998        1997
----------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income ...................................................   $ 15,651    $ 10,650    $ 12,611
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation .............................................      5,682       5,290       5,154
       Amortization .............................................      1,274       1,821       2,110
       Equity in net income of associated companies .............       (957)       (961)     (1,161)
       Minority interest in earnings of subsidiaries ............      1,597         389         392
       Deferred income taxes ....................................      1,031        (145)        541
       Deferred compensation and other postretirement benefits ..        326       1,396       1,649
       Repositioning and integration charges ....................       (314)      5,261
       Gain on sale of business .................................                             (2,621)
       Litigation charge ........................................                              2,000
       Other ....................................................        926
   Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions and divestitures:
       Accounts receivable, net .................................     (6,132)     (2,684)     (6,379)
       Inventories ..............................................       (644)     (1,149)     (1,868)
       Prepaid expenses and other current assets ................       (400)     (1,879)       (149)
       Accounts payable and accrued liabilities .................     (1,313)       (851)      6,248
       Change in repositioning liabilities ......................     (2,139)     (1,882)     (4,426)
       Estimated taxes on income ................................       (361)     (2,675)      1,109
                                                                    --------    --------    --------
         Net cash provided by operating activities ..............     14,227      12,581      15,210
                                                                    --------    --------    --------

Cash flows from investing activities
   Investments in property, plant, equipment, and other assets ..     (5,726)     (8,099)     (5,580)
   Dividends from associated companies ..........................        615       1,096         654
   Investments in and advances to associated companies ..........        (28)       (621)       (779)
   Companies acquired ...........................................                 (9,350)
   Proceeds from sale of business ...............................                              3,548
   Proceeds from disposition of assets ..........................         88          70       1,005
   Other, net ...................................................     (1,302)         63        (280)
                                                                    --------    --------    --------
         Net cash used in investing activities ..................     (6,353)    (16,841)     (1,432)
                                                                    --------    --------    --------

Cash flows from financing activities
   Dividends paid ...............................................     (6,817)     (6,526)     (6,179)
   Net (decrease) increase in short-term borrowings .............       (689)      1,078     (13,090)
   Long-term borrowings .........................................                    483      20,000
   Repayment of long-term debt ..................................       (409)                 (4,289)
   Treasury stock issued ........................................        557       1,588         937
                                                                    --------    --------    --------
         Net cash used in financing activities ..................     (7,358)     (3,377)     (2,621)
                                                                    --------    --------    --------
   Effect of exchange rate changes on cash ......................     (2,052)       (566)     (1,266)
                                                                    --------    --------    --------
     Net (decrease) increase in cash and cash equivalents .......     (1,536)     (8,203)      9,891
     Cash and cash equivalents at beginning of year .............     10,213      18,416       8,525
                                                                    --------    --------    --------
     Cash and cash equivalents at end of year ...................   $  8,677    $ 10,213    $ 18,416
                                                                    ========    ========    ========

Supplemental cash flow disclosures
   Cash paid during the year for:
     Income taxes ...............................................   $ 10,310    $  5,059    $  5,920
     Interest ...................................................      2,494       1,945       1,568


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                                Accumulated
                                                           Capital in                               other
                                                   Common   excess of   Retained    Unearned    comprehensive   Treasury
(Dollars in thousands except per share amounts)    stock    par value   earnings  compensation  income (loss)    stock      Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 ..................  $  9,664    $    634   $ 74,317   $   (459)     $  5,787      $(16,377)   $ 73,566
                                                                                                                           --------
   Net income .................................                           12,611                                             12,611
   Currency translation adjustments ...........                                                    (6,683)                   (6,683)
   Minimum pension liability ..................                                                        22                        22
                                                                                                                           --------
     Comprehensive income .....................                                                                               5,950
                                                                                                                           --------
   Dividends ($.71 per share) .................                           (6,179)                                            (6,179)
   Shares issued upon exercise
     of options ...............................                    35                                               532         567
   Shares issued for employee
     stock purchase plan ......................                    86                                               392         478
   Restricted stock bonus .....................                   173                  (332)                        490         331
   Amortization of restricted
     stock bonus ..............................                                         263                                     263
                                                 --------    --------   --------   --------      --------      --------    --------
Balance at December 31, 1997 ..................     9,664         928     80,749       (528)         (874)      (14,963)     74,976
                                                                                                                           --------
   Net income .................................                           10,650                                             10,650
   Currency translation adjustments ...........                                                     1,788                     1,788
   Minimum pension liability ..................                                                      (332)                     (332)
                                                                                                                           --------
     Comprehensive income .....................                                                                              12,106
                                                                                                                           --------
   Dividends ($.74 per share) .................                           (6,526)                                            (6,526)
   Shares issued upon exercise
     of options ...............................                  (339)                                            1,574       1,235
   Shares issued for employee
     stock purchase plan ......................                    90                                               395         485
   Restricted stock bonus .....................                   231                   331                         700       1,262
   Amortization of restricted
     stock bonus ..............................                                         197                                     197
                                                 --------    --------   --------   --------      --------      --------    --------
Balance at December 31, 1998 ..................     9,664         910     84,873       --             582       (12,294)     83,735
                                                                                                                           --------
   Net income .................................                           15,651                                             15,651
   Currency translation adjustments ...........                                                   (11,997)                  (11,997)
   Minimum pension liability ..................                                                        37                        37
                                                                                                                           --------
     Comprehensive income .....................                                                                               3,691
                                                                                                                           --------
   Dividends ($.77 per share) .................                           (6,869)                                            (6,869)
   Shares issued upon exercise
     of options ...............................                    (3)                                              167         164
   Shares issued for employee
     stock purchase plan ......................                   (75)                                              553         478
                                                 --------    --------   --------   --------      --------      --------    --------
Balance at December 31, 1999 ..................  $  9,664    $    832   $ 93,655       --        $(11,378)     $(11,574)   $ 81,199
                                                 ========    ========   ========   ========      ========      ========    ========


See notes to consolidated financial statements.

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

Derivative financial instruments: The Company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions and foreign exchange options to reduce its exposure to changes in foreign exchange rates. The amount of any gain or loss on derivative financial instruments was immaterial in 1999, 1998, and 1997. There are no contracts or options outstanding at December 31, 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement will require the Company to recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains and losses on foreign currency transactions and forward exchange contracts, to the extent they have been effective as hedges, would continue to be recognized as they are now. Adoption of SFAS No. 133 is not expected to have a material impact on the Company's operating results or financial position.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market value. Cost of domestic inventories, except for those of the coatings segment, are determined using the last-in, first-out ("LIFO") method. Cost of non-U.S. subsidiaries and the domestic coatings segment inventories are determined using the first-in, first-out ("FIFO") method.

Long-lived assets: Property, plant, and equipment are stated at cost. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; and machinery and equipment, 3 to 15 years. The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred.

Intangible assets: Intangible assets consist of goodwill and other intangibles arising from acquisitions which are being amortized on a straight-line basis over various periods not exceeding 40 years. The realizability and period of benefit of goodwill is evaluated periodically to assess recoverability and, if warranted, impairment or adjustment of the period benefited would be recognized. At December 31, 1999 and 1998, accumulated amortization amounted to $5,532 and $5,217, respectively.

Revenue recognition: Sales are recorded when products are shipped to customers and services earned. License fees and royalties are recorded when earned.

Research and development costs: Research and development costs are expensed as incurred. Company sponsored research and development expenses during 1999, 1998, and 1997 were $8,524, $9,550, and $9,508, respectively.

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

The Company sells its principal products to major steel, automotive, and related companies around the world. The Company maintains allowances for potential credit losses. The allowance for doubtful accounts was $1,133 in 1999 and $2,004 in 1998. Historically, the Company has experienced some losses related to bankruptcy proceedings of major steel companies in the U.S.; however, such losses have not been material.

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

Comprehensive income: In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income. The Company has presented the components of comprehensive income in its Statement of Shareholders' Equity. The adoption of SFAS No. 130 did not affect results of operations, financial position, or cash flows. The accumulated currency translation adjustments and minimum pension liability included in accumulated other comprehensive (loss) income were $(10,417) and $(961) at December 31, 1999, respectively, and $1,580 and $(998)
at December 31, 1998, respectively.

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

Note 2 - Repositioning and Integration Charges

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

The components of the 1998 pre-tax repositioning and integration charge included severance and other benefit costs of $3,990 and early pension and other postretirement benefits of $1,271. At the end of 1999, the Company had substantially implemented these initiatives and reversed approximately $314 of the original charge. The remaining severance and other benefit costs liability balance at December 31, 1999 of $572 will be paid out during 2000. The liabilities for early pension and other postretirement benefits are included in the Company's pension and postretirement benefits obligations (see Note 7).

The components of pre-tax charges incurred in 1998, as well as balances remaining at December 31, 1999, were as follows:


--------------------------------------------------------------------------------
1998 repositioning and integration charges
   for severance, other employee benefits
   and integration costs ......................................         $ 3,990
Benefit payments in 1998 ......................................            (965)
Benefit payments in 1999 ......................................          (2,139)
1999 adjustment ...............................................            (314)
                                                                        -------
Remaining liability at December 31, 1999 ......................         $   572
                                                                        =======


Note 3 - Investments in Associated Companies

Summarized financial information of the associated companies (less than majority-owned), in the aggregate, is as follows:

                                                              December 31,
                                                       -------------------------
                                                         1999             1998
--------------------------------------------------------------------------------
Current assets .............................           $28,983           $24,220
Noncurrent assets ..........................             6,648             6,084
Current liabilities ........................            16,091            13,772
Noncurrent liabilities .....................             4,676             3,761

                                                 Year Ended December 31,
                                         ---------------------------------------
                                           1999            1998            1997
--------------------------------------------------------------------------------
Net sales ......................         $54,224         $50,542         $54,262
Gross margin ...................          20,377          18,893          19,683
Operating income ...............           5,821           5,963           6,089
Net income .....................           2,196           2,367           2,662


Note 4 - Inventories
Total inventories are comprised of:

                                                               December 31,
                                                          ----------------------
                                                           1999           1998
--------------------------------------------------------------------------------
Raw materials and supplies .......................        $12,140        $12,616
Work in process and finished goods ...............         11,217         11,901
                                                          -------        -------
                                                          $23,357        $24,517
                                                          =======        =======

Inventories valued under the LIFO method amounted to $6,380 and $6,621 at December 31, 1999 and 1998, respectively. The estimated replacement costs for these inventories using the FIFO method were approximately $5,929 and $6,867, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

Note 5 - Property, Plant, and Equipment
Property, plant, and equipment is comprised of:

                                                              December 31,
                                                       -------------------------
                                                         1999             1998
--------------------------------------------------------------------------------
Land .........................................         $  5,437         $  5,858
Building and improvements ....................           34,696           37,711
Machinery and equipment ......................           65,542           65,818
Construction in progress .....................            3,249            2,576
                                                       --------         --------
                                                        108,924          111,963
Less accumulated depreciation ................           64,172           62,341
                                                       --------         --------
                                                       $ 44,752         $ 49,622
                                                       ========         ========


Note 6 - Taxes on Income
Taxes on income consist of the following:

                                               Year Ended December 31,
                                       -----------------------------------------
                                         1999            1998            1997
--------------------------------------------------------------------------------
Current
   Federal ...................         $ 3,528         $ 1,294          $   557
   State .....................              85             145              155
   Foreign ...................           6,216           5,425            6,640
                                       -------         -------          -------
                                         9,829           6,864            7,352
Deferred
   Federal ...................             522          (1,016)          (1,294)
   Foreign ...................             509             871            1,835
                                       -------         -------          -------
Total ........................         $10,860         $ 6,719          $ 7,893
                                       =======         =======          =======

Total deferred tax assets and liabilities are comprised of the following at December 31:

                                            1999                   1998
                                     ------------------------------------------
                                                  Non-                    Non-
                                     Current     current     Current    current
-------------------------------------------------------------------------------
Retirement benefits ..............   $   155                 $    35
Allowance for doubtful
   accounts ......................       180                     307
FRS impairment ...................               $ 1,836                $ 2,192
Insurance and litigation
   reserves ......................     1,523                   1,372
Postretirement benefits ..........                 3,082                  3,027
Supplemental retirement
   benefits ......................                   772                    733
Performance incentives ...........     1,790         102       1,314        431
Alternative minimum
   tax carryforward ..............                   743                    968
Repositioning charges ............     1,195       2,873       1,800      2,873
Operating loss
   carryforward ..................                 1,618                  1,518
Other ............................                   280                    570
Valuation allowance ..............                (1,618)                (1,518)
                                     -------     -------     -------    -------
Total deferred tax assets ........   $ 4,843     $ 9,688     $ 4,828    $10,794
                                     =======     =======     =======    =======
Depreciation .....................               $ 2,944                $ 2,773
Sale of business .................                   916                    916
Other ............................                    89                    207
                                                 -------                -------
Total deferred tax
   liabilities ...................               $ 3,949                $ 3,896
                                                 =======                =======

The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the year ended December 31:

                                                 1999         1998         1997
--------------------------------------------------------------------------------
Income tax provision
   at the Federal
   statutory tax rate ...................      $ 9,231      $ 5,833      $ 6,710
State income tax
   provisions, net ......................           56           96          102
Non-deductible
   entertainment and business
   meal expense .........................          195          206          214
Foreign taxes on earnings
   at rates different from the
   Federal statutory rate ...............        1,321          197          833
Miscellaneous items, net ................           57          387           34
                                               -------      -------      -------
Taxes on income .........................      $10,860      $ 6,719      $ 7,893
                                               =======      =======      =======

At December 31, 1999, the Company has foreign net operating loss carryforwards of $5,079, of which $482 expire between 2000 and 2002. There is no time limit for the remaining net operating loss carryforwards of $4,597. Due to the uncertainty of the realization of these deferred tax assets, the Company has established a valuation allowance against these carryforward benefits.

U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. The amount of such undistributed earnings at December 31, 1999 was approximately $94,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.


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

The following table shows the components of pension costs for the periods indicated:

                                             1999           1998          1997
--------------------------------------------------------------------------------
Service cost .........................      $ 2,136       $ 1,608       $ 1,425
Interest cost ........................        3,962         3,613         3,376
Expected return
   on plan assets ....................       (4,614)       (4,416)       (4,124)
Other amortization, net ..............          (46)         (387)         (454)
                                            -------       -------       -------
Net pension cost of plans
   subject to SFAS No. 87 ............        1,438           418           223
Early pension benefits
   (Note 2) ..........................                        965
                                            -------       -------       -------
Net pension cost of plans
   subject to SFAS No. 87 ............        1,438         1,383           223
Pension costs of plans not
   subject to SFAS No. 87 ............           67           243           179
                                            -------       -------       -------
Net pension costs ....................      $ 1,505       $ 1,626       $   402
                                            =======       =======       =======

The U.S. defined benefit pension plan is the largest plan. The significant assumptions for the U.S. plan were as follows:

                                                 1999         1998        1997
--------------------------------------------------------------------------------
Discount rate for projected
   benefit obligation ...................         7.5%        6.75%       7.25%
Assumed long-term rate of
   compensation increases ...............         5.5%        5.5%        5.5%
Long-term rate of return
   on plan assets .......................         9.25%       9.25%       9.25%


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

The following table shows the components of postretirement costs for the periods indicated:

                                                 1999         1998         1997
--------------------------------------------------------------------------------
Service cost ............................       $  114       $  100       $   72
Interest cost ...........................          669          622          642
                                                ------       ------       ------
Net periodic postretirement
   benefit cost .........................          783          722          714
Early postretirement
   benefits (Note 2) ....................                       306
                                                ------       ------       ------
Net periodic postretirement
   benefit cost .........................       $  783       $1,028       $  714
                                                ======       ======       ======


The following table shows the Company plans' funded status reconciled with amounts reported in the consolidated balance sheet as of December 31:

                                                                  Other
                                                              postretirement
                                     Pension benefits            benefits
                                   --------------------------------------------
                                     1999        1998        1999        1998
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
   at beginning of year .........  $ 63,471    $ 50,727    $  9,575    $  9,114
Service cost ....................     2,083       1,608         114         100
Interest cost ...................     3,962       3,613         669         622
Amendments ......................                 3,717                     306
Translation difference ..........    (2,436)        955
Actuarial loss ..................     1,230       5,709         100         158
Benefits paid ...................    (3,640)     (2,811)       (851)       (725)
Other ...........................        42         (47)
                                   --------    --------    --------    --------
Benefit obligation
   at end of year ...............    64,712      63,471       9,607       9,575
Change in plan assets
Fair value of plan assets
   at beginning of year .........    58,312      53,041
Actual return
   on plan assets ...............     3,950       5,348
Employer contribution ...........     1,728       1,709         851         725
Plan participants'
   contributions ................        62          58
Translation difference ..........    (2,259)        967
Benefits paid ...................    (3,560)     (2,811)       (851)       (725)
                                   --------    --------    --------    --------
Fair value of plan assets
   at end of year ...............    58,233      58,312
Funded status ...................    (6,479)     (5,159)     (9,607)     (9,575)
Unrecognized transition
   asset ........................    (1,608)     (2,279)
Unrecognized gain/(loss) ........     2,481       1,503        (191)       (291)
Unrecognized prior
   service cost .................     3,658       3,918
                                   --------    --------    --------    --------
Net amount recognized ...........  $ (1,948)   $ (2,017)   $ (9,798)   $ (9,866)
                                   ========    ========    ========    ========

Amounts recognized in the
balance sheet consist of:
   Prepaid benefit cost .........  $  3,467    $  3,400
   Accrued benefit
     obligation .................    (6,630)     (6,415)
   Intangible asset .............       255
   Accumulated other
     comprehensive
     income .....................       960         998
                                   --------    --------
Net amount recognized ...........  $ (1,948)   $ (2,017)
                                   ========    ========

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $9,912, $8,893, and $3,463, respectively, as of December 31, 1999 and $9,589, $8,446, and $2,874 respectively, as of December 31, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except share and per share amounts)


The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 6.75% in 1999 and 1998, respectively.

In valuing costs and liabilities, different health care cost trend rates were used for retirees under and over age 65. The average assumed rate for medical benefits for all retirees was 8% in 1999, gradually decreasing to 5% over nine years. A 1% increase in the health care cost trend rate would increase total service and interest cost for 1999 by $36 and the accumulated postretirement benefit obligation as of December 31, 1999 by $513. A 1% decrease in the health care cost trend rate would decrease total service and interest cost for 1999 by $32 and the accumulated postretirement benefit obligation as of December 31, 1999 by $461.

The Company maintains a plan under which supplemental retirement benefits are provided to certain officers. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $511, $411, and $291 in 1999, 1998, and 1997, respectively, representing the annual accrued benefits under this plan.

Profit sharing plan: The Company also maintains a qualified profit sharing plan covering substantially all domestic employees other than those who are compensated on a commission basis. Contributions were $1,251, $310, and $295 for 1999, 1998, and 1997, respectively.


Note 8 - Long-term Debt
Long-term debt consisted of the following:

                                                                December 31,
                                                           ---------------------
                                                             1999         1998
--------------------------------------------------------------------------------
6.98% Senior unsecured notes due 2007 ..............       $20,000       $20,000
Industrial development authority
   monthly floating rate (3.9% at
   December 31, 1999) demand
   bonds maturing 2014 .............................         5,000         5,000
Other debt obligations .............................           222           686
                                                           -------       -------
                                                            25,222        25,686
Less current portion ...............................           100           342
                                                           -------       -------
                                                           $25,122       $25,344
                                                           =======       =======

The long-term financing agreements require the maintenance of certain financial covenants with which the Company is in compliance.


During the next five years, payments on long-term debt are due as follows: $100 in 2000, and $2,857 in 2001, 2002, 2003, and 2004.

At December 31, 1999 and 1998, the Company had outstanding short-term borrowings with banks under lines of credit in the aggregate of $331 and $1,078, respectively.

The Company has available a $10,000 unsecured line of credit that is renewed annually. Any borrowings under this line of credit will be at the bank's most competitive rate of interest in effect at the time. There were no outstanding borrowings under this line of credit at December 31, 1999 or 1998.

At December 31, 1999 and 1998, the values at which the financial instruments are recorded are not materially different from their fair market value.


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

Under provisions of a stock purchase plan which permits employees to purchase shares of stock at 85% of the market value, 30,962 shares, 27,538 shares, and 26,490 shares were issued from treasury in 1999, 1998, and 1997, respectively. The number of shares that may be purchased by an employee in any year is limited by factors dependent upon the market value of the stock and the employee's base salary. At December 31, 1999, 74,073 shares are available for purchase.

The Company has a long-term incentive program for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options are exercisable between one and three years after the date of the grant for a period of time determined by the Company not to exceed seven years from the date of grant for options issued in 1999 and ten years for options issued in prior years. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at grant date for awards in 1999, 1998, and 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                1999          1998        1997
--------------------------------------------------------------------------------
Net income - as reported ................      $15,651      $10,650      $12,611
Net income - pro forma ..................       15,307       10,304       12,567
Net income per share-
   as reported (diluted) ................        $1.74        $1.20        $1.45
Net income per share-
   pro forma (diluted) ..................         1.71         1.16         1.45


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                              1999          1998          1997
--------------------------------------------------------------------------------
Dividend yield .......................         3.9%          3.9%          3.9%
Expected volatility ..................        24.2%         22.7%         24.5%
Risk-free interest rate ..............        6.45%         5.09%         5.65%
Expected life (years) ................            8             9             8

The table below summarizes transactions in the plan during 1999, 1998, and 1997.

                                   1999                           1998                    1997
                       --------------------------        -----------------------       -----------
                                        Weighted                        Weighted
                                         Average                         Average
                          Number        Exercise           Number       Exercise         Number
                        of Shares         Price          of Shares        Price         of Shares
--------------------------------------------------------------------------------------------------
Options out-
   standing at
   January 1, ......      943,263       $   17.34         921,999       $   17.03       1,008,129
Options granted ....      157,600           14.37         155,400           17.19          62,530
Options
   exercised .......       (2,516)          14.17         (97,994)          12.89         (32,768)
Options expired ....      (15,400)          16.33         (36,142)          21.02        (115,892)
                        =========                         =======                       =========

Options out-
   standing at
   December 31, ....    1,082,947           16.93         943,263           17.34         921,999
                        =========                         =======                       =========

Options
   exercisable at
   December 31, ....      826,347       $   17.35         760,352       $   17.47         712,154
                        =========       =========         =======       =========       =========


The following table summarizes information about stock options outstanding at December 31, 1999:


                  Options Outstanding                              Options Exercisable
---------------------------------------------------------       -------------------------
                                    Weighted
                                    Average     Weighted                        Weighted
                        Number        Con-       Average          Number         Average
   Range of          Outstanding    tractual     Exercise       Exercisable      Exercise
Exercise Prices      at 12/31/99      Life        Price        at 12/31/99       Prices
-----------------------------------------------------------------------------------------
 $12.10-$14.52         285,495          6          $13.92         132,495         $13.46
  14.53- 16.94         248,684          7           15.72         195,084          15.45
  16.95- 19.36         409,545          5           18.18         359,545          18.17
  19.37- 21.78          69,223          2           20.78          69,223          20.77
  21.79- 24.20          70,000          5           22.36          70,000          22.36
                      --------                                    -------
                     1,082,947          6          $16.93         826,347         $17.35
                     =========          =          ======         =======         ======

Options were exercised for cash, resulting in the issuance of 2,516 shares in 1999 and 97,994 shares in 1998. Options to purchase 860,000 shares were available at December 31, 1999 for future grants.

The program also provides for cash awards and commencing in 1999, common stock awards, the value of which is determined based on operating results over a three-year period for awards issued in 1999, and over a four-year period in prior years. The effect on operations of the change in the estimated value of incentive units during the year was $2,246, $870, and $1,350 in 1999, 1998, and 1997, respectively.

Shareholders of record on February 20, 1990 received two stock purchase rights for each three shares of common stock outstanding. These rights expired on February 20, 2000. On March 6, 2000, the Board of Directors approved a new Rights Plan and declared a dividend of one new right (the "Rights") for each outstanding share of common stock to shareholders of record on March 20, 2000.

The Rights become exercisable if a person or group acquires or announces a tender offer which would result in such person's acquisition of 20% or more of the Company's common stock.

Each Right, when exercisable, entitles the registered holder to purchase one one-hundredth of a share of a newly authorized Series B preferred stock at an exercise price of sixty-five dollars per share subject to certain anti-dilution adjustments. In addition, if a person or group acquires 20% or more of the outstanding shares of the Company's common stock, without first obtaining Board of Directors' approval, as required by the terms of the Rights Agreement, each Right will then entitle its holder (other than such person or members of any such group) to purchase, at the Right's then current exercise price, a number of one one-hundredth shares of Series B preferred stock having a total market value of twice the Right's exercise price.

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

The Board of Directors can redeem the Rights for $.01 per Right at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock. Until a Right is exercised, the holder thereof will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. Unless earlier redeemed or exchanged, the Rights will expire on March 20, 2010.

Restricted stock bonus: In 1995, the Company granted an initial stock bonus of 50,000 shares of the Company's common stock to its chief executive officer ("CEO") of which 5,000 shares were paid to him immediately and 15,000 shares were delivered to him on October 2, 1996, October 2, 1997, and October 2, 1998. The unearned compensation charged to selling, general, and administrative expenses ("SG&A") over the three-year vesting period was $197 in 1998, and $263 in 1997 and 1996.

In 1997, the Company granted a stock bonus of 35,000 shares of the Company's common stock to its CEO. The shares were registered in his name and were delivered over a two-year period based on the attainment of certain profit-before-tax financial performance criteria. In 1998, 16,975 shares were earned, and in 1997, 17,500 shares were earned, and $315 and $331 was charged to SG&A in 1998 and 1997, respectively.

Additionally, the CEO earned a bonus of 50,000 shares of the Company's common stock during 1997 based on the increase in the Company's earnings per share. Approximately $900 was charged to SG&A during 1997.


Note 10 - Earnings Per Share

The following table summarizes earnings per share (EPS) calculations for the years ended December 31, 1999, 1998, and 1997:

                                                         December 31,
--------------------------------------------------------------------------------
                                                1999         1998         1997
--------------------------------------------------------------------------------

Numerator for basic EPS
   and diluted EPS -
   net income ...........................      $15,651      $10,650      $12,611
                                               =======      =======      =======
Denominator for basic EPS -
   weighted average shares ..............        8,914        8,789        8,673
Effect of dilutive securities,
   primarily employee
   stock options ........................           61           71           34
                                               -------      -------      -------
Denominator for diluted EPS -
   weighted average shares and
   assumed conversions ..................        8,975        8,860        8,707
                                               =======      =======      =======
Basic EPS ...............................        $1.76        $1.21        $1.45
Diluted EPS .............................         1.74         1.20         1.45

The following number of stock options are not included in dilutive earnings per share since in each case the exercise price is greater than the market price:
192, 190, and 226, in 1999, 1998, and 1997, respectively.


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

The table below presents information about the reported segments for the years ended December 31:


                              Metalworking                         Other
                                Process                           Chemical
                               Chemicals         Coatings         Products           Total
---------------------------------------------------------------------------------------------
1999
  Net sales ...............     $227,896         $ 18,009         $ 12,556          $258,461
  Operating income
     (loss) ...............       38,926            4,270             (481)           42,715
  Depreciation ............        5,090              116              281             5,487
1998
  Net sales ...............     $225,433         $ 19,434         $ 12,233          $257,100
  Operating income
     (loss) ...............       30,377            4,896             (843)           34,430
  Depreciation ............        4,805               84              261             5,150
1997
  Net sales ...............     $211,457         $ 15,662         $ 14,415          $241,534
  Operating income ........       27,322            3,545              528            31,395
  Depreciation ............        4,630               80              316             5,026

Operating income comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operation, interest expense, interest income, and license fees from nonconsolidated associates.

A reconciliation of total segment operating income to total consolidated income before taxes, for the years ended December 31, 1999, 1998, and 1997 is as follows:

                                            1999           1998           1997
--------------------------------------------------------------------------------
Total operating income for
   reportable segments ............      $ 42,715       $ 34,430       $ 31,395
Repositioning and
   integration charges ............           314         (5,261)
Nonoperating charges ..............       (14,279)        (9,938)       (10,630)
Depreciation and
   amortization ...................        (1,469)        (1,961)        (2,238)
Litigation charge .................                                      (2,000)
Interest expense ..................        (2,486)        (2,151)        (1,547)
Interest income ...................           494            562            329
Other income, net .................         1,862          1,116          1,805
Gain on sale of business ..........                                       2,621
                                         --------       --------       --------
Consolidated income
   before taxes ...................      $ 27,151       $ 16,797       $ 19,735
                                         ========       ========       ========

The following sales and long-lived asset information is by geographic area as of and for the years ended December 31:

                                        1999             1998             1997
--------------------------------------------------------------------------------
Net sales
United States ...............         $117,863         $119,624         $110,942
Europe ......................           89,382           93,097           94,898
Asia/Pacific ................           27,125           25,750           22,416
South America ...............           24,091           18,629           13,278
                                      --------         --------         --------
Consolidated ................         $258,461         $257,100         $241,534
                                      ========         ========         ========


                                          1999            1998            1997
--------------------------------------------------------------------------------
Long-lived assets
United States ..................         $31,692         $29,917         $26,400
Europe .........................          26,235          30,341          26,828
Asia/Pacific ...................           6,211           5,606           5,225
South America ..................          12,146          18,677           6,794
                                         -------         -------         -------
Consolidated ...................         $76,284         $84,541         $65,247
                                         =======         =======         =======


Note 12 - Business Acquisitions and Divestitures

In 1998 and 1997, the Company completed the acquisitions or divestitures set forth below. Each acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated where appropriate between the fair value of identifiable net assets acquired and the excess of cost over net assets of acquired companies. The consolidated financial statements include the operating results of each business acquired from the date of acquisition. Pro forma results of operations have not been presented for any of the acquisitions or divestitures because the effects of these transactions, individually or in the aggregate, were not material.

On June 25, 1998, the Company completed the formation of a majority-owned joint venture in Brazil and small businesses in Italy and Venezuela for approximately $9,350 of which goodwill comprises $5,500 and is being amortized over 20 years. The agreement provides for an earn-out provision of $3,500 if certain performance targets are met. It is anticipated that these targets will be met during 2000.

On August 7, 1997, the Company entered into an agreement with Asianol Lubricants Ltd. for the creation of a joint venture in India. The Company owns 55% of the joint venture and made a cash investment of $153 during 1997.

On July 1, 1997, the Company completed the sale of its European pulp and paper business for approximately $3,500 in cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(Dollars in thousands except and per share amounts)


Note 13 - Commitments and Contingencies

In 1996, Petrolite Corporation ("Petrolite") filed a demand of arbitration and a statement in support thereof with the American Arbitration Association in St. Louis, Missouri. Petrolite asserted claims for negligent misrepresentation and breach of contract arising out of a Technology Purchase Agreement (the "Agreement") between Petrolite and the Company pursuant to which the Company sold various assets, including certain patent rights, to Petrolite for a purchase price of approximately $8,500 plus an obligation to pay royalties. During 1998, the Company paid Petrolite an undisclosed amount, not exceeding an amount accrued in 1997, to resolve all disputes between them and terminate the arbitration proceedings.

A wholly owned non-operating subsidiary of the Company is a co-defendant in claims filed by multiple claimants alleging injury due to exposure to asbestos. Although there can be no assurance regarding the outcome of existing claims proceedings, the subsidiary believes that it has made adequate accruals for all potential uninsured liabilities related to claims of which it is aware. Effective October 31, 1997, the subsidiary's insurance carriers agreed to be responsible for all damages and costs (including attorneys' fees) arising out of all existing and future asbestos claims. At December 31, 1999, the subsidiary had accrued approximately $50 to provide for anticipated damages and costs incurred prior to October 31, 1997.

The Company has accrued for certain environmental investigatory and noncapital remediation costs. The Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary.
In coordination with the Santa Ana California Regional Water Quality Board, ACP is remediating the contamination. The Company believes that the potential uninsured liability associated with the completion of the remediation effort ranges from $600 to $1,100, for which the Company has accrued approximately $900.

Additionally, although there can be no assurance regarding the outcome of other environmental matters, the Company believes that it has made adequate accruals for costs associated with other environmental problems of which it is aware. Approximately $176 and $205 was accrued at December 31, 1999 and 1998, respectively, to provide for such anticipated future environmental assessments and remediation costs.

The Company is party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations or financial condition.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The consolidated financial statements of Quaker Chemical Corporation have been prepared in accordance with generally accepted accounting principles and have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The integrity and objectivity of information in these consolidated financial statements, including estimates and judgments, are the responsibility of management.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by careful selection and training of qualified personnel, proper division of responsibilities, the dissemination of written policies and procedures, and an internal audit program to monitor its effectiveness.

The Board of Directors, through its Audit Committee consisting of four outside directors, oversees management's financial reporting responsibilities. As part of these responsibilities, the Audit Committee meets regularly with representatives of management, the independent accountants, and the Company's Internal Audit function. The independent accountants and the Company's Internal Audit function have full and free access to the Audit Committee and meet with the committee both with and without the presence of management.




/s/ Ronald J. Naples                          /s/ Michael F. Barry
---------------------------                   -----------------------
Ronald J. Naples                              Michael F. Barry
Chairman of the Board                         Vice President,
and Chief Executive Officer                   Chief Financial Officer
                                              and Treasurer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Quaker Chemical Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Quaker Chemical Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP
March 10, 2000

ELEVEN-YEAR FINANCIAL SUMMARY



(Dollars in thousands except per share data and number of employees)              1999(1)         1998(2)         1997(3)
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales ..................................................................     $258,461        $257,100         $241,534
Income (loss) before taxes and cumulative effect
   of change in accounting principle .......................................       26,511          17,369           20,504
Cumulative effect of change in accounting
   for postretirement benefits .............................................
Net income (loss) ..........................................................       15,651          10,650           12,611
Per share(7)
   Income (loss) before cumulative effect
     of change in accounting principle .....................................         1.76            1.21             1.45
   Cumulative effect of change in accounting
     for postretirement benefits ...........................................
   Net income basic, excluding special items ...............................         1.74            1.54             1.41
   Net income (loss) .......................................................         1.76            1.21             1.45
   Dividends ...............................................................          .77             .74              .71

Financial Position
Current assets .............................................................       96,241          96,068           95,857
Current liabilities ........................................................       44,657          50,432           47,759
Working capital ............................................................       51,584          45,636           48,098
Property, plant, and equipment, net ........................................       44,752          49,622           40,654
Total assets ...............................................................      182,213         191,403          172,463
Long-term debt .............................................................       25,122          25,344           25,203
Shareholders' equity .......................................................       81,199          83,735           74,976

Other Data
Current ratio ..............................................................        2.2/1           1.9/1            2.0/1
Capital expenditures .......................................................        5,726           8,099            5,580
Net income (loss) as a percentage of net sales(8) ..........................          6.1%            4.1%             5.2%
Return on average shareholders' equity(8) ..................................         19.0%           13.4%            17.0%
Shareholders' equity per share at end of year(7) ...........................         9.09            9.41             8.60
Common stock per share price range(7):
   High ....................................................................       18 3/8              21         19 13/16
   Low .....................................................................       13 1/2              13               15
Number of shares outstanding at end of year(7) .............................        8,934           8,894            8,720
Number of employees at end of year:
   Consolidated subsidiaries ...............................................          923             923              871
   Associated companies ....................................................          247             266              250


(1) The results of operations for 1999 include a net repositioning credit of $188 after-tax, or $0.02 per share. Excluding this credit, net income for 1999 was $15,462, or $1.74 and $1.72 per basic and diluted share, respectively.

(2) The results of operations for 1998 include net repositioning and integration charges of $2,882, after-tax and minority interest, or $0.33 per share. Excluding these charges, net income for 1998 was $13,532, or $1.54 and $1.53 per basic and diluted share, respectively.

(3) The results of operations for 1997 include a gain on the sale of the European pulp and paper business - $1,703 after-tax, or $0.20 per share and a litigation charge of $2,000 - $1,320 after-tax or $0.16 per share. Excluding these items, net income was $12,228, or $1.41 per share.

(4) The results of operations for 1996 include special charges - $16,912 after-tax, or $1.96 per share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per share.

(5) The results of operations for 1994 include net repositioning credits of $347, or $0.04 per share. Excluding these credits, net income for 1994 was $9,055, or $0.99 per share.

(6) The results of operations for 1993 include net repositioning charges of $7,854, or $0.85 per share. Excluding these charges, net income for 1993 was $6,096, or $0.66 per share.

(7)  Restated to give retroactive effect to a three-for-two split in 1990.

(8) Calculated for 1991 using $10,790, which is the net income before the cumulative effect of change in accounting principle.


32



  1996(4)           1995           1994(5)          1993(6)          1992             1991            1990             1989
-------------------------------------------------------------------------------------------------------------------------------

  $240,251        $227,038         $194,676        $195,004         $212,491        $191,051        $201,474         $181,660

    (7,133)         11,575           15,318          (1,524)          19,045          16,888          22,580           19,647

                                                                                      (5,675)
    (7,599)          6,688            9,402          (1,758)          12,098           5,115          14,106           12,840


      (.88)            .76             1.03            (.19)            1.33            1.20            1.51             1.35

                                                                                        (.63)
      1.08             .76              .99             .66             1.33             .57            1.51             1.35
      (.88)            .76             1.03            (.19)            1.33             .57            1.51             1.35
       .69             .68          .63 1/2         .60 1/2              .57             .53             .47              .41


    86,552          87,375           83,400          84,387           85,567          82,725          84,833           75,427
    64,034          60,868           42,754          42,642           28,126          36,592          40,342           27,848
    22,518          26,507           40,646          41,745           57,441          46,133          44,491           47,579
    43,960          56,309           51,694          55,541           52,179          48,661          46,315           36,539
   165,608         185,408          170,172         170,985          166,613         159,121         152,408          131,430
     5,182           9,300           12,207          16,095           18,604           5,219           5,453            5,665
    73,566          93,215           93,677          91,383          101,642          98,898          99,113           90,440


     1.4/1           1.4/1            2.0/1           2.0/1            3.0/1           2.3/1           2.1/1            2.7/1
     6,923           9,833            9,255           8,960            7,226           8,420          12,663            7,553
      (3.2)%           2.9%             4.8%           (0.9)%            5.7%            5.6%            7.0%             7.1%
      (9.1)%           7.2%            10.2%           (1.8)%           12.1%           10.9%           14.9%            14.8%
      8.53           10.76            10.62            9.89            11.06           10.95           11.11             9.55

    17 1/4              19           19 1/2          24 5/8               26          22 1/4          19 1/4           15 5/8
    11 3/4              11           14 3/4          14 1/4           18 3/4              15              12           12 1/2
     8,620           8,664            8,819           9,242            9,188           9,028           8,921            9,473

       835             870              743             865              842             840             819              829
       232             235              212             141              130             187             261              154


SUPPLEMENTAL FINANCIAL INFORMATION


Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)               First          Second            Third           Fourth
-----------------------------------------------------------------------------------------------------------------------
1999
   Net sales ............................................   $60,902          $64,025          $67,795          $65,739
   Operating income(1) ..................................     4,975            6,401            7,939            7,966
   Net income(1) ........................................     2,998            3,803            4,264            4,586
   Net income per share (basic and diluted) .............      $.34             $.42             $.48             $.51
1998
   Net sales ............................................   $62,235          $65,355          $65,991          $63,519
   Operating income(2) ..................................     4,968            5,759            5,823              720
   Net income(2) ........................................     2,894            3,470            3,555              731
   Net income per share (basic) .........................      $.33             $.40             $.40             $.08
   Net income per share (diluted) .......................      $.33             $.39             $.40             $.08

(1) The fourth quarter includes a $314 ($188 after-tax) repositioning credit.

(2) The fourth quarter includes a $5,261 ($2,882 after-tax) repositioning and integration charge.


Stock Market and Related Security Holder Matters

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol KWR. The following table sets forth, for the calendar quarters during the past two years, the range of high and low sales prices for the common stock as reported by the NYSE, and the quarterly dividends declared as indicated:

                                                                 Range of Quotations                      Dividends Declared
                                                   ------------------------------------------------      -------------------
                                                           1999                      1998                 1999        1998
                                                   ------------------------------------------------      -------------------
                                                     High        Low          High           Low
----------------------------------------------------------------------------------------------------------------------------
First quarter ................................     $18        $13 1/2       $19 3/4       $16 1/2        $.19         $.18
Second quarter ...............................      18 3/8     13 11/16      21            17 11/16       .19          .18
Third quarter ................................      17 5/16    15 13/16      19 3/4        15 7/16        .19 1/2      .19
Fourth quarter ...............................      17 1/16    13 7/8        18 7/16       13             .19 1/2      .19

As of January 17, 2000 there were 936 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities.


--------------------------------------------------------------------------------



        Copies of the Company's Form 10-K for the year ended December 31,
1999 as filed with the Securities and Exchange Commission will be provided without charge on request to Quaker Chemical Corporation,
Attention: Irene M. Kisleiko, Assistant Corporate Secretary, Conshohocken, PA 19428.


34